As filed with the Securities and Exchange Commission on            , 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SFX HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	90-0860047 (I.R.S. Employer Identification No.)

SFX Holding Corporation
650 Madison Avenue, 15th Floor
New York, New York 10022
(212) 796-8175
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

SFX Holding Corporation
Robert F.X. Sillerman
Chief Executive Officer and Chairman
650 Madison Avenue, 15th Floor
New York, New York 10022
(212) 796-8175
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Aron Izower
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
(212) 521-5400
(212) 521-5450 (facsimile)

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

           If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.001	8,786,467	$ (2)	$	$ (3)

(1)
Represents shares offered by the selling stockholders. Includes an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by selling stockholders.

(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated        , 2012

PROSPECTUS

Shares

SFX Holding Corporation

Common Stock

        This prospectus relates to the offering and resale by the selling stockholders identified herein of up to 8,786,467 shares of our common stock, par value $0.001 per share. These shares were privately issued to the selling stockholders in connection with private placement transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders. The selling stockholders may sell the shares as set forth herein under "Plan of Distribution." For a list of the selling stockholders, see the section entitled "Selling Stockholders" on page 63. We have borne and will continue to bear the costs relating to the registration of these shares.

        There is not currently, and there has never been, any public market for any of our securities. Our securities are not currently eligible for trading on any national securities exchange, including the NASDAQ Stock Market, or any over-the-counter markets, including the Over the Counter Bulletin Board, or OTCBB. We cannot assure you that our securities will become eligible for trading on any exchange or market. In connection with this offering, we have arranged for a registered broker-dealer to apply to have our common stock quoted on the OTCBB and OTC Markets—OTCQB tier, or another over-the-counter system. Until such time as our common stock is quoted on the OTCBB or another public trading market otherwise develops, the selling stockholders identified herein may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $    per share. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

        We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

        We are an "emerging growth company," as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2012.

        We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our common stock.

USE OF MARKET AND INDUSTRY DATA

        This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management's estimates and assumptions relating to such industries based on that knowledge). Management's knowledge of such industries has been developed through its experience and participation in these industries. While our management believes the third party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the "Risk Factors" section of this prospectus and the financial statements and related footnotes beginning on page F-1.

        In this prospectus, unless otherwise stated or the context otherwise requires, references to "SFX," "the Company," "we," "us," "our" and similar references refer to SFX Holding Corporation after giving effect to our recent and pending acquisitions, joint ventures and licensing transactions. SFX is not the same company as, or in any legal way connected to, SFX Entertainment Inc., which was sold to Clear Channel Communications Inc. in 2000, although our company and SFX Entertainment Inc. do share similar founders and management teams. SFX has made two acquisitions to date. One of these acquisitions is Dayglow and Affiliates (now known as SFX-LIC Operating LLC or Life in Color) which for accounting purposes has been determined to be the predecessor entity for SFX. We refer to the results of our predecessor entity as our "predecessor."

Company Overview

        We were founded by Robert F.X. Sillerman and several other members of the original senior management team of SFX Entertainment Inc., the world's most prominent live entertainment company at the time it was sold to Clear Channel Communications Inc. ("Clear Channel") in 2000. We were formed to pursue consolidation opportunities in the electronic dance music ("EDM") industry. We believe we are already one of the world's leading diversified operators of EDM live entertainment, including branded music festivals and events, measured by revenue, event attendance and number of events. We produce, promote and/or manage some of the world's most recognized branded EDM festivals and events showcasing world renowned as well as up-and-coming EDM artists. We primarily generate revenue from ticket sales and event concessions, and are developing revenue streams from advertiser sponsorships and digital media. We see significant operational improvement and net income growth potential through sharing expertise among our operators, distributing costs efficiently across a network of events, growing sponsorships, and adding more events. We believe we can build on our event businesses to further exploit sponsorship, content licensing and distribution, ticketing and other revenue opportunities on our digital and social media platform. We are creating a global platform that encompasses a large, self-selected user base in a desirable demographic, joined by the common theme of music, predominantly in the EDM space.

        Our market is characterized by the rapidly growing mainstream popularity of the EDM genre and sustained growth in the music festival business over the last five years, in particular among "digital-native" 18 to 34 year olds (i.e., people who were teen age or younger at the time of widespread adoption in internet usage in the mid-1990s). That demographic leads the market in social media connectivity, digital media consumption, user-generated content creation, as well as mobile and online commerce. We benefit from a rapidly growing fan base that is passionate about EDM and the shared experience of live entertainment and is loyal to our brands. We see significant opportunities to add revenue through our relationship with our community over our web-sites, social pages, membership programs and other connection points.

        Our industry is characterized by a highly fragmented landscape of promoters and producers who often face challenges in keeping pace with market growth in terms of both capital and management capacity. We believe the EDM business is beginning to undergo a consolidation, which we believe is similar to the consolidation of the live entertainment business of the late 1990s. We believe our management's extensive history of acquisitions is a significant competitive advantage, both in terms of our relative attractiveness as a partner to independent operators as well as our extensive execution and integration experience. We maintain an active corporate development program to identify and vet potential future acquisition targets.

        The members of our senior management team, led by Robert F. X. Sillerman, have on average over 30 years of experience in entertainment and music-related businesses globally, including in acquiring and consolidating companies producing and promoting live events. Our team of promoters, producers and managers also includes EDM leaders with geographically established brands and experience in managing large, often multi-day, events that host tens of thousands of people. We actively drive the sharing of operational expertise and industry knowledge throughout our network of managers, and provide active business development and managerial support to our operators.

        We own the Life in Color network of college campus live entertainment events; North Coast Music Festival and Spring Awakening Music Festival in Chicago; Summerset Music Festival in Wisconsin; LIV, a 22,000 square foot EDM event venue in Miami; and Mansion, a 40,000 square foot branded event venue in Miami; among other assets. We exclusively license in North America under our joint venture with a third-party the rights to the Mysteryland and Sensation music festivals.

        In 2011, the companies that comprise SFX (Life in Color (Predecessor), SFX Holding Corporation (Successor), Disco Productions, The Opium Group, and MMG Nightlife, LLC) generated $74 million in revenue on a pro forma combined basis and in the nine months ended September 30, 2012, the companies that comprise SFX generated $65 million in revenue on a pro forma combined basis.

Industry Overview

        The global EDM music and festival business, which includes live events, recorded music and other products, including apps, is more than $4 billion in revenue today, according to IMS estimates. Live events, particularly festivals, are at the center of the EDM experience. The live EDM event business is characterized by a high degree of ownership fragmentation, with no single operator representing more than 5% of total revenues. In addition, unlike mainstream music, there is no dominant retailer of EDM music. There are also numerous producers of EDM-related video content, including live coverage, behind the scenes interviews, and other related video coverage. Live events remain one of the few areas of music to demonstrate growth over the last decade, as recorded music sales have stagnated. Within live music, festivals, which feature multiple artists, have shown faster growth than live music overall. The EDM genre within festivals has been one of the fastest growing segments.

        Festivals are a global phenomenon, having been popular in Europe for decades. The festival concept, particularly in EDM, is relatively newer in the United States and other areas of the world. In the United States, for example, the largest EDM festivals, in terms of attendance, are generally less than ten years old. Attendance at the four largest U.S. EDM festivals has grown at an approximate 39% compound annual growth rate over the last five years, while overall North American concert ticket sales have grown at just a 3% compound annual growth rate over that same time.

        As festivals become well known, tickets may sell out quickly, before an artist line up is even announced. In one well-publicized example, the Tomorrowland festival (an ID&T Holding B.V. (ID&T) property) in Belgium saw demand of 2 million ticket buyers for the 100,000-ticket allotment made available to international ticket buyers following their initial sale to buyers in Belgium. Similarly, Sensation, another ID&T European festival, announced its first concert in the United States for October 2012 at the Barclays Center in Brooklyn, NY, and sold out five months in advance, before even announcing a lineup. While we believe demand for EDM festivals continues to grow, this level of demand for tickets is not typical and may not occur for our events.

        In addition to live festivals, there are multiple other ways to connect with EDM music fans. EDM artists are enjoying growing popularity in social media, with leading artist David Guetta having more than 35 million Facebook fans and more than 6 million Twitter followers. According to IMS, most

EDM artists have doubled their Facebook and Twitter fan bases over the last year. EDM artists are increasingly adept at reaching their fan base, a target demographic of 18-34 year olds.

Competitive Strengths

        We believe SFX benefits from a number of competitive advantages in the live entertainment industry and EDM market specifically.

  •
  Management.  We believe our management team's reputation and track record of success in music and live entertainment related businesses is a significant competitive advantage, both by increasing our relative attractiveness as a partner to independent operators and through utilizing their extensive execution and integration experience. Members of our senior management team have executed and integrated over 150 acquisitions in the music, live entertainment, media and other industries during their careers. Further, we believe our management team has a proven track record of both acquiring financing and pursuing acquisitions, including in related or similar industries. As we execute on our strategy of continuing to make acquisitions in the live entertainment industry, we believe our management's reputation within the music and live entertainment business will give us a significant competitive advantage.

  •
  EDM and Festivals Focus.  Our focus on the EDM genre and festivals is a significant competitive advantage since these areas are growing at a significantly faster rate than the broader media, music and live entertainment industries. According to Nielsen SoundScan, electronic music was the fastest growing genre of digital album sales in 2011, rising more than 42% year over year and attendance at the four largest U.S. EDM festivals has grown at a 39% compound annual growth rate over the last five years. This focus may also enhance our credibility with artists and encourage broader use of our network of events.

  •
  Industry Leadership.  We believe we are among the most active industry participants in making acquisitions and consolidating the EDM live entertainment industry. We own or license the rights to, promote and or manage several industry leading brands, including Mysteryland and Sensation in North America, Life in Color, Mansion, and LIV. Our scale enhances the opportunities for our digital media, ticketing and content businesses, which gives us differentiated revenue potential and makes us a commercially more attractive partner for both artistic talent and sponsors.

  •
  18 to 34 Year Old Demographic.  Our fan community is largely made up of "digital-native" 18 to 34 year olds who are passionate about music and our brands. This demographic cohort is increasingly challenging for advertisers to reach. We enjoy a deep engagement with this demographic through our branded festivals and events, web and social pages, and content. We offer advertisers an array of highly impactful opportunities to reach this audience, including innovative sponsorships, earned media, online display, outdoor and other formats.

Growth Strategy

        Our goal is to have a leading industry position within the EDM and live music festival industries and to use that position and our digital and social media platforms to drive return for our investors. Key elements of our strategy are as follows:

  •
  Acquire leading EDM and related franchises.  We seek to acquire well-run and well known, branded EDM festivals, event-driven venues and promoters, as well as related businesses in music, video, ticketing, and other adjacent markets that can provide geographic scope and brand recognition. We also target businesses in similar genres, such as contemporary music, which share a common demographic target audience through which we can cross-promote, and take advantage of our considerable live entertainment expertise. We structure our acquisitions, generally through the use of earnouts and stock issuances, to align the incentives of management of the acquired companies with our shareholders.

  •
  Increase the number of events we produce.  We will selectively expand our brands into more markets, in-region and around the world. With our joint-venture partner ID&T, we intend to bring some of the most successful EDM festival brands in the world to more markets in North America. By owning and consolidating leading local and regional EDM promoters, we can leverage our well-defined brand names and in-house local market expertise to more successfully bring new festivals to these markets, while reducing startup risk.

  •
  Develop sponsorship and licensing revenue.  By creating a national, and even global platform of festivals and other events, we believe we will be able to cultivate a sponsorship base, through local, regional, national and global sponsors of our events, and across several key target verticals. Several of our brands have crossover marketing potential, and we anticipate developing and licensing our brands for the development of related products, that can be sold at our festivals, through our digital channels, and through third party channels, as well.

  •
  Develop and leverage a growing database of consumers.  Our operations will secure a database of fans and ticket buyers through individually operated web-sites. We believe this platform will be one of the largest based on shared musical taste targeting 18 to 34 year olds. We intend to use this platform, as well as the broader social media experience, to target ticket sales at our festivals and other venues, music sales of tracks, mixes and playlists, video consumption and other ancillary digital opportunities, and location-based services, commerce and advertising to mobile devices at our events.

  •
  Grow our music and video retailing efforts.  As much as EDM is driven by social awareness and new and varied live performances, traditional recorded music distribution platforms tend to be ill equipped to satisfy this growing demand. We believe our scale of users, festival and event operations, and presence within the industry position us potentially to be a leader in digital music retailing, provided we can secure the necessary legal rights to do so. Additionally, our events will position us to capture a large collection of live EDM video footage, including artist interviews and behind the scenes content. We believe this content, in agreement with the artists, will support being webcast or simulcast through either an advertising and sponsorship-supported model, or a subscription driven model.

Risks Related to Our Business

        Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under "Risk Factors" elsewhere in this prospectus. Among these important risks are the following:

  •
  We have a limited operating history in a relatively new and evolving industry, which makes it difficult to evaluate our future prospects.

  •
  Our business is highly sensitive to public tastes and dependent on our ability to secure popular artists and other live electronic dance music events, and we may be unable to anticipate or respond to changes in consumer preferences, which may result in decreased demand for our services, entertainment offerings, and events.

  •
  We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business; in addition, some of the businesses we acquire may incur significant losses from operations.

  •
  Our business and growth may suffer if we are unable to attract and retain key officers or employees, including our Chairman and Chief Executive Officer, Robert F.X. Sillerman, including any loss of officers or employees due to illness or other events outside of our control.

  •
  We are uncertain of our ability to manage our growth.

        We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act and Section 3(a)(80) of the Exchange Act. Pursuant to Section 102 of the Jumpstart Our Business Startups Act, or JOBS Act, we have provided reduced executive compensation disclosure and have omitted a compensation discussion and analysis from this prospectus. Pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Our History

        SFX Holding Corporation was incorporated in the State of Delaware on June 5, 2012. SFX Holding Corporation began operations as SFX Entertainment Inc. on July 7, 2011. We and our subsidiary SFX Entertainment Inc. are not the same company as, or in any legal way connected to, SFX Entertainment Inc., which was sold to Clear Channel in 2000, although our company and the original SFX Entertainment Inc. do share similar founders and management teams.

        Throughout 2012, we implemented an expansion plan by acquiring independent EDM event promoters and production companies. As of September 30, 2012, SFX Holding Corporation successfully completed the acquisition of certain assets and liabilities of two companies, Disco Productions, Inc. on June 19, 2012, and Dayglow and Affiliates, LLC on July 31, 2012. Disco Productions, Inc. promotes EDM events throughout the country. Dayglow and Affiliates, LLC (now operating as SFX-Life in Color, LLC) promotes branded events that feature live DJ performances, acrobatic acts and paint blasts and is our Predecessor.

Pending Acquisitions

        The following pending acquisitions are part of this filing and include some of the leading names within the EDM music space. Please note that these deals have not been consummated.

        MMG Nightlife, LLC (Miami Marketing Group)—Miami Marketing Group operates five venues in South Florida and the Caribbean pursuant to management agreements, including LIV, ARKADIA, ORO, STORY and LIV Sun Life Stadium.

        The Opium Group—The Opium Group owns (lease) and operates four premier nightclub brands in Miami Beach, including Mansion, SET, Cameo and Mokai.

        ID&T JV North America—SFX and ID&T Holding B.V. (ID&T) have agreed to form a joint venture which will have an exclusive license to use and promote all ID&T brands in North America. ID&T is the largest content provider and producer of international EDM live events. Featured events in North America will include Mysteryland, Sensation and Q-Dance.

        React Presents, Inc.—React Presents, Inc., is a producer and promoter of events at top venues in Chicago. React Presents, Inc. owns stakes in North Coast Music Festival and Spring Awakening Music Festival. In addition, React is the talent buyer and promoter for the Congress Theater, a 3,500-capacity live music venue in Chicago, IL and owner of Club Tix, an online ticket sale forum for consumers.

Corporate Information

        Our principal executive offices are located at 650 Madison Avenue, 15th Floor, New York, New York 10022 and our telephone number is (212) 796-8175.

        "World's Largest Paint Party" is our registered trademark in the United States. All trademarks and product names appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by the selling stockholders	8,786,467 shares
Common stock outstanding after this offering	47,286,467 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.
Market for Our Shares

There is not now and never has been any market for our securities and an active market may never develop. In connection with this offering, we have arranged for a broker-dealer to apply to have our common stock quoted on the OTCBB and OTC Markets—OTCQB tier, or another over-the-counter system. In the future, we intend to seek to have our common stock quoted on a national securities exchange. However, we may not be successful in having our shares quoted on an over-the-counter market or listed on a national securities exchange.

Risk factors	See "Risk Factors" beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Summary Historical Financial Information and Other Data

        The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated for SFX Holding Corporation (Successor) and Dayglow and Affiliates (Predecessor). The summary consolidated financial data for SFX and Life In Color as of December 31, 2011 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for SFX for the nine months ended September 30, 2012 and Dayglow and Affiliates for the seven months ended July 31, 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data for SFX Holding Corporation as of September 30, 2012 has been derived from our unaudited financial statements for such period, included elsewhere in this prospectus. The summary consolidated balance sheet data for Dayglow and Affiliates as of July 31, 2012 has been derived from our unaudited financial statements for such period, included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the nine-month period ended September 30, 2012 and seven-month period ended July 31, 2012 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2012. This summary consolidated financial data should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

 Consolidated Statement of Comprehensive Income Data:
(in 000s except per share amounts)

	SFX Holdings Corporation (Successor)		Dayglow and Affiliates (Predecessor)
	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Seven Months Ended July 31, 2012
		(Unaudited)		(Unaudited)
Revenue	$—	$10,311	$9,606	$11,234
Total Direct Costs	—	9,176	8,572	8,053
Gross profit	—	1,135	1,034	3,181
Operating expenses
Selling, general and administrative expenses	(101)	5,982	1,142	2,192
Depreciation and amortization	—	490	41	94
Operating loss	(101)	(5,337)	(149)	895
Interest expense	—	43	—	—
Other expense/income	—	(232)	8	7

Net loss before provision for income taxes	(101)	(5,148)	(158)	889
Benefit for income taxes	—	1,929	—

Net loss	(101)	(3,219)	(158)	889
Total other comprehensive income/(loss)	—	—	—	—

Comprehensive loss	$(101)	$(3,219)	$(158)	$889

Earnings per share of common stock	$—	$(0.09)	na	na
Weighted average number of common shares outstanding	—	36,496	na	na
Other Financial Data:
EBITDA(1)	$(101)	$(4,615)	$(117)	$983

na—not applicable

Consolidated Balance Sheet Data:

	SFX Holdings Corporation		Dayglow and Affiliates (Predecessor)
	Year Ended December 31, 2011	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Seven Months Ended July 31, 2012
		(Unaudited)		(Unaudited)
Cash	$—	$2,454	$44	$182
Working Capital	$(101)	$(758)	$(595)	$(264)
Total Assets	$—	$33,448	$1,111	$1,651
Deferred Revenue	$—	$588	$663	$645
Total Liabilities	$101	$9,838	$1,727	$1,615
Stockholders' Equity / Deficit	$(101)	$23,427	$(617)	$36

(1)
We define EBITDA as net income before interest expense, income taxes and depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

RISK FACTORS

        The offering and an investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus, including the consolidated financial statements and related footnotes appearing at the end of this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our business is highly sensitive to public tastes and dependent on our ability to secure popular artists and other live electronic dance music events, and we may be unable to anticipate or respond to changes in consumer preferences, which may result in decreased demand for our services, entertainment offerings, and events.

        Our business is highly sensitive to rapidly changing public tastes and dependent on the availability of popular artists, DJs and events. Our live electronic dance music entertainment business depends in part on our ability to anticipate the tastes of consumers and to offer events that appeal to them. Since we rely on unrelated parties to create and perform live electronic dance music content, any unwillingness to perform or lack of availability of popular artists could limit our ability to generate revenue. If certain headline artists do not choose to perform for us, or if we are unable to secure the rights to their future shows on favorable terms to us, then our business would be adversely affected.

        In addition, if the public is not receptive to a particular show, or we or an artist cancel the show, we may incur a loss for the show depending on the amount of the fixed guarantee or incurred costs relative to any revenue earned, as well as foregone revenue we could have earned for that specific event. We have cancellation insurance policies in place to cover a portion of our losses if an artist cancels a show but it may not be sufficient and is subject to deductibles.

Our business depends on relationships with key promoters, executives, managers, artists and clients and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

        The electronic dance music business is uniquely dependent upon personal relationships, as promoters and executives within live music companies such as ours leverage their existing network of relationships with artists, agents and managers in order to secure the rights to the live music tours and events which are critical to our success. Due to the importance of those industry contacts to our business, the loss of any of our officers or other key personnel could adversely affect our business.

We face intense competition in the live music industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

        Our business operates in a highly competitive industry, and we may not be able to maintain or increase our current revenue due to such competition. The live electronic dance music industry competes with other forms of entertainment for consumers' discretionary spending and within the music industry we face competition from other promoters and venue operators. Our competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential artists. Our competitors may develop services, advertising options or music venues that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is possible that new competitors may emerge and rapidly acquire significant market share.

        Other variables that could adversely affect our financial performance by, among other things, leading to decreases in overall revenue, the number of sponsors, event attendance, ticket prices and fees or profit margins include:

  •
  an increased level of competition for advertising dollars, which may lead to lower sponsorships as we attempt to retain advertisers or which may cause us to lose advertisers to our competitors offering better programs that we are unable or unwilling to match;

  •
  unfavorable fluctuations in operating costs, including increased guarantees to artists, which we may be unwilling or unable to pass through to our customers via ticket prices;

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  competitors' offerings that may include more favorable terms than we do in order to obtain agreements for new venues or ticketing arrangements or to obtain events for the venues they operate; and

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  technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive entertainment alternatives than we or other live entertainment providers currently offer, which may lead to a reduction in attendance at live events, a loss of ticket sales or to lower ticket fees.

Since we have a limited operating history, we may be unable to achieve or maintain profitability. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a developing company.

        SFX Holding Corporation was incorporated in Delaware in June 2012. SFX Holding Corporation began operations as SFX Entertainment Inc. on July 7, 2011. Without giving effect to our predecessor, we have generated limited revenues, and our operations have consisted exclusively of locating, negotiating and acquiring two acquisition target companies (including our predecessor), and entering into definitive letters of intent to acquire additional target companies. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a developing company starting a new business enterprise and the highly competitive environment in which we will operate. Because we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities.

Our operations are seasonal and our results of operations vary from quarter to quarter and year over year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

        We believe our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, the timing of electronic dance music events, event cancellations, event ticket on-sales, capital expenditures, seasonal and other fluctuations in our operating results, the timing of guaranteed payments and receipt of ticket sales and fees, financing activities, acquisitions and investments and receivables management. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. We anticipate that our lowest financial performance will be in the first and fourth quarters of the calendar year as our outdoor venues are primarily used, and our festivals primarily occur, during May through September.

Our success depends, in significant part, on entertainment and leisure events, and factors adversely affecting such events could have a material adverse effect on our business, financial condition and results of operations.

        A decline in attendance at or reduction in the number of live entertainment and leisure events may have an adverse effect on our revenue and operating income. In addition, during past economic slowdowns and recessions, many consumers reduced their discretionary spending and advertisers reduced their advertising expenditures. The impact of slowdowns on our business is difficult to predict, but they may result in reductions in ticket sales, sponsorship opportunities and our ability to generate revenue. The risks associated with our businesses may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at live entertainment and leisure events.

        Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, fuel prices, interest and tax rates and inflation can significantly impact our operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. These factors can affect attendance at our events, premium seat sales, sponsorship, advertising and hospitality spending, concession and merchandise sales, as well as the financial results of sponsors of our venues, events and the industry. Negative factors such as challenging economic conditions, public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending, and one negative factor can impact our results more than another.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock that would dilute your ownership.

        We have financed our operations, and we expect to continue to finance our operations, make acquisitions and develop strategic relationships, by issuing equity or convertible debt securities, which could significantly reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of our existing stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our common stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of stock to decline. The holders of any debt securities or instruments we may issue would have rights superior to the rights of our common stockholders.

We may enter into future acquisitions and take certain actions in connection with such transactions that could affect the price of our common stock.

        As part of our growth strategy, we expect to review acquisition prospects that would offer growth opportunities. In the event of future acquisitions, we could, among other things:

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  use a significant portion of our available cash;

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  issue equity securities, which would dilute current stockholders' percentage ownership;

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  incur substantial debt;

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  incur or assume contingent liabilities, known or unknown;

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  incur amortization expenses related to intangibles; and

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  incur large accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our common stock.

We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business; in addition, some of the businesses we acquire may incur significant losses from operations.

        Our future growth rate depends in part on our selective acquisition of additional businesses. A significant portion of our growth has been attributable to acquisitions. We may be unable to identify other suitable targets for further acquisition or make further acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. Acquisitions involve risks, including those associated with:

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  integrating the operations, financial reporting, technologies and personnel of acquired companies;

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  managing geographically dispersed operations;

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  the diversion of management's attention from other business concerns;

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  the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; and

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  the potential loss of key employees, customers and strategic partners of acquired companies.

        We may not successfully integrate any businesses or technologies we may acquire in the future and may not achieve anticipated revenue and cost benefits. Acquisitions may be expensive, time consuming and may strain our resources. Acquisitions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, expenses to pursue the acquisition and the incurrence of debt. In addition, we may choose to substantially reduce or discontinue the operations of any of our acquired businesses if we are unsuccessful in meeting these challenges. Any such shut-down could expose us to expenses associated with exiting from existing contracts and terminating employees, and could expose us to certain unknown liabilities that arise following the shut-down.

We may not be successful in expanding into new markets and businesses, which could adversely affect our business, results of operations and financial condition.

        Our growth strategy is based, in part, on the expansion of our platform through selective investment in, and development or acquisition of, businesses complementary to our business. This strategy can range from strategic alliances to acquisitions. This growth strategy involves a number of risks, including the risk that the expected synergies from an acquisition or strategic alliance will not be realized, that the expected results will not be achieved or that the investment process, controls and procedures that we have developed around our existing platform will prove insufficient or inadequate. We may also incur significant charges in connection with such acquisitions and investments and they may also potentially result in significant losses and costs.

The due diligence process that we undertake in connection with acquisitions may not reveal all facts that may be relevant in connection with an investment.

        Before making acquisitions and other investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each acquisition. The objective of the due diligence process is to identify attractive investment opportunities based on the facts and circumstances surrounding an investment or acquisition. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. The due diligence process may at times be subjective with respect to newly-organized companies for which only limited information is available. Accordingly, we cannot be certain that the due diligence investigation that we carry out with respect to any investment or acquisition opportunity will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Instances of fraud, accounting irregularities and other deceptive practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions, and executive officers, directors and employees may be named as defendants in litigation involving a company we are acquiring or have acquired.

We are vulnerable to the potential difficulties associated with rapid growth.

        We believe that our future success depends on our ability to manage rapid growth that we expect to experience organically and through acquisitions, and the demands and additional responsibilities that our growth will place on our management. The following factors could present difficulties to us: lack of sufficient executive-level personnel, increased administrative burden, long lead times associated with acquiring additional assets; and availability of suitable acquisition candidates.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

        Heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at reasonable costs, including coverage for acts of terrorism and weather-related property damage.

        We cannot guarantee that our insurance policy coverage limits, including insurance coverage for property, casualty, liability, artists and business interruption losses and acts of terrorism, would be adequate under the circumstances should one or multiple events occur at or near any of our venues, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot guarantee that adequate coverage limits will be available, offered at reasonable costs, or offered by insurers with sufficient financial soundness.

Costs associated with capital improvements could adversely affect our profitability and liquidity.

        Growth or maintenance of our existing revenue depends in part on consistent investment in our venues and our technology. Therefore, we expect to continue to make substantial capital improvements to meet long-term increasing demand, value and revenue. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements, including:

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  availability of financing on favorable terms;

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  advances in technology and related changes in customer expectations;

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  unforeseen changes in design;

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  increases in the cost of materials, equipment and labor;

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  fluctuations in foreign exchange rates;

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  litigation, accidents or natural disasters;

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  national or regional economic changes;

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  additional land acquisition costs; and

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  environmental or hazardous conditions.

        The amount of capital expenditures can vary significantly from year to year. In addition, actual costs could vary materially from our estimates if the factors listed above and our assumptions about the quality of materials, equipment or workmanship required or the cost of financing such expenditures were to change. Construction is also subject to governmental permitting processes which, if changed, could materially affect the ultimate cost.

We rely on key members of management, the loss of whose services or investor confidence in such personnel could adversely affect our success, development and financial condition.

        Our success depends to a certain degree upon certain key members of the management. These individuals are a significant factor in our growth and ability to meet our business objectives. In particular, our success is highly dependent upon the efforts of our executive officers and our directors, particularly Robert F.X. Sillerman, our Chief Executive Officer and Chairman. The loss of our executive officers and directors could slow the growth of our business, or it may cease to operate at all, which may result in the total loss of an investor's investment.

Our business and growth may suffer if we are unable to attract and retain key officers or employees.

        Our success depends on the expertise and continued service of our Chief Executive Officer and Chairman, Robert F.X. Sillerman, and certain other key executives and technical personnel. It may be difficult to find a sufficiently qualified individual to replace Mr. Sillerman or other key executives in the event of death, disability or resignation, resulting in our being unable to implement our business plan and the Company having no operations or revenues.

        Furthermore, our ability to expand operations to accommodate our anticipated growth will also depend on our ability to attract and retain qualified entertainment, media, management, finance, marketing, sales and technical personnel. However, competition for these types of employees is intense due to the limited number of qualified professionals. Our ability to meet our business development objectives will depend in part on our ability to recruit, train and retain top quality people with advanced skills who understand our technology and business. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business may be materially and adversely affected.

We are uncertain of our ability to manage our growth.

        Our ability to grow our business is dependent upon a number of factors including our ability to hire, train and assimilate management and other employees, the adequacy of our financial resources, our ability to identify and efficiently provide such new products and services as our customers may require in the future and our ability to adapt our own systems to accommodate expanded operations.

We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

        We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We also rely heavily upon software codes, informational databases and other components that make up our offerings and services.

        We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secrets or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

        We will apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which we operate, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

        We will consider applying for patents or for other appropriate statutory protection when we develop valuable new or improved proprietary technologies or identify inventions, and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that its processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

        From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

There is the risk of personal injuries and accidents in connection with our live music events, which could subject us to personal injury or other claims and increase our expenses, as well as damage our brand and reduce attendance at our live music events, causing a decrease in our revenue.

        There are inherent risks involved with producing live music events. As a result, personal injuries and accidents have, and may, occur from time to time, which could subject us to claims and liabilities for personal injuries. Incidents in connection with our live music events at any of our venues or venues that we rent could also result in claims, reducing operating income or reducing attendance at our events, causing a decrease in our revenue. While we maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss for personal injuries sustained by persons at our venues or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

        We are subject to risks associated with activities or conduct at our events or venues that are illegal or violate the terms of necessary business licenses. Illegal activities or conduct at any of our events or venues may result in negative publicity or litigation. Such consequences may increase our cost of doing business, result in the loss or termination of leases for our venues by property owners (including governments and other parties that own the land at our venues), divert management's attention from our business and make an investment in our securities unattractive to current and potential investors, thereby lowering our profitability and our stock price. We are developing comprehensive policies aimed at ensuring that the operation of each venue is conducted in conformance with local, state and federal laws. We have a "no tolerance" policy on illegal drug use in or around the facilities. We continually monitor the actions of entertainers, customers and our employees to ensure that proper behavior standards are met. However, such policies, no matter how well designed and enforced, can provide only reasonable, not absolute, assurance that the policies' objectives are being achieved. Because of the inherent limitations in all control systems and policies, there can be no assurance that our policies will prevent deliberate acts by persons attempting to violate or circumvent them. Notwithstanding the foregoing limitations, management believes that our policies are reasonably effective in achieving their purposes.

We are subject to extensive governmental regulation, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

        Our operations are subject to federal, state and local statutes, rules, regulations policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

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  construction, renovation and operation of our venues;

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  licensing, permitting and zoning, including noise ordinances;

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  human health, safety and sanitation requirements;

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  the service of food and alcoholic beverages;

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  working conditions, labor, minimum wage and hour, citizenship and employment laws;

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  compliance with the ADA;

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  historic landmark rules;

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  hazardous and non-hazardous waste and other environmental protection laws;

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  sales and other taxes and withholding of taxes;

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  privacy laws and protection of personally identifiable information;

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  marketing activities via the telephone and online; and

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  primary ticketing and ticket resale services.

        Our failure to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. Additionally, new legislation could be passed that may negatively impact our business.

        From time to time, federal, state and local authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. We may be required to incur significant legal expenses in connection with the defense of future governmental investigations and litigation.

We depend upon unionized labor for the provision of some services at our events and any work stoppages or labor disturbances could disrupt our business.

        The stagehands at some of our venues and other employees are subject to collective bargaining agreements. The applicable union agreements typically expire and may require negotiation in the ordinary course of business. Upon the expiration of any such collective bargaining agreements, however, our partners may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating such collective bargaining agreements. In addition, our business operations at one or more of our venues may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though there is not unionized labor at that venue currently. A work stoppage at one or more of our owned and/or operated venues or at our promoted events could have a material adverse effect on our business, results of operations and financial condition. We cannot predict the effect that a potential work stoppage would have on our business.

We are dependent upon our ability to lease, acquire or develop venues for our electronic dance music events, and if we are unable to do so on acceptable terms, or at all, our results of operations could be adversely affected.

        Our electronic dance music business requires access to venues to generate revenue from live electronic dance music events. For these events, we generally lease and operate a number of our live music venues under various agreements which include leases or licenses with third parties, or ownership through an equity interest or booking agreements, which are agreements where we contract to book the events at a venue for a specific period of time. Some of the leases may be between us and governmental entities. Our long-term success in the live electronic dance music business will depend in part on the availability of venues, our ability to lease these venues and our ability to enter into booking agreements upon their expiration. As many of these agreements are with third parties over whom we have little or no control, including the government, we may be unable to renew these agreements or enter into new agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with venues. We may continue to expand our operations through the development of live music venues and the expansion of existing live music venues, which poses a number of risks, including:

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  construction of live music venues may result in cost overruns, delays or unanticipated expenses;

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  desirable sites for live music venues may be unavailable or costly; and

  •
  the attractiveness of our venue locations may deteriorate over time.

Risks Related to Our Common Stock

There is currently no market for our common stock and there can be no assurance that any market will ever develop. You may therefore be unable to resell shares of our common stock at times and prices that you believe are appropriate.

        Our common stock is not listed on a national securities exchange, an over-the-counter market or any other exchange or market. Therefore, there is no trading market, active or otherwise, for our common stock and our common stock may never be included for trading on any stock exchange, automated quotation system or any over-the-counter market. Accordingly, our common stock is highly illiquid and you will likely experience difficulty in reselling such shares at times and prices that you may desire.

We may not be successful in our plans to have our common stock quoted on an over-the-counter quotation system or listed on a national securities exchange.

        We are seeking to have our common stock quoted on the OTCBB and OTC Markets—OTCQB tier, or another over-the-counter system and subsequently to seek to list our common stock on the NASDAQ Stock Market or another national securities exchange. However, we may not be successful in doing so and cannot assure you that our common stock will be quoted on an over-the-counter system or listed on a national securities exchange. Even if our common stock is quoted for sale on an over-the-counter quotation system, an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock than would be the case if and when our common stock is listed on the NASDAQ Stock Market or another national securities exchange. We do not currently meet the initial listing standards of any national securities exchange. We cannot assure you that we will be able to meet the initial listing standards of any national securities exchange, or, if we do meet such initial listing standards, that we will be able to maintain any such listing.

Our Chief Executive Officer and Chairman has the ability to control all matters submitted to stockholders for approval.

        Our chairman and chief executive officer, Robert F.X. Sillerman, beneficially owns shares, in the aggregate, representing approximately 82% of our outstanding capital stock as of November 9, 2012. As a result, he controls all matters submitted to our stockholders for approval, as well as our management and affairs. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

We are an emerging growth company within the meaning of the Securities Act of 1933, and as such, we will take advantage of certain modified disclosure requirements.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of NASDAQ and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

        However, we are an "emerging growth company" within the meaning of the rules under the Securities Act of 1933, as amended, or the Securities Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company.

        We would cease to be an emerging growth company upon the earliest of: (1) the first fiscal year following the fifth anniversary of this offering, (2) the first fiscal year after our annual gross revenues are $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (4) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an emerging growth company within the meaning of the rules under the Securities Act, and we will take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

        Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

Because we became a reporting company under the Exchange Act by means other than a traditional underwritten initial public offering, we may not be able to attract the attention of research analysts at major brokerage firms.

        Because we did not become a reporting company by conducting an underwritten initial public offering, or IPO, of our common stock, and because we are not listed on a national securities exchange, security analysts of brokerage firms may not provide coverage of our company. In addition, investment banks may be less likely to agree to underwrite secondary offerings on our behalf than they might if we were to become a public reporting company by means of an IPO because they may be less familiar with our company as a result of more limited coverage by analysts and the media, and because we became public at an early stage in our development. The failure to receive research coverage or support in the market for our shares will have an adverse effect on our ability to develop a liquid market for our common stock.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline.

We do not intend to pay dividends for the foreseeable future.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

We may not be able to achieve secondary trading of our stock in certain states because our common stock is not nationally traded.

        Because our common stock is not listed for trading on a national securities exchange, our common stock is subject to the securities laws of the various states and jurisdictions of the U.S. in addition to federal securities law. This regulation covers any primary offering we might attempt and all secondary trading by our stockholders. If we fail to take appropriate steps to register our common stock or qualify for exemptions for our common stock in certain states or jurisdictions of the U.S., the investors in those jurisdictions where we have not taken such steps may not be allowed to purchase our stock or those who presently hold our stock may not be able to resell their shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our stockholders.

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial purchase price.

        If you purchase shares of our common stock in the offering, you may not be able to resell those shares at or above the purchase price. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

  •
  actual or anticipated fluctuations in our revenue and other operating results;

  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

  •
  actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

  •
  additional shares of our common stock being sold into the market by us or our existing stockholders or the anticipation of such sales;

  •
  announcements by us or our competitors of significant events or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

  •
  changes in operating performance and stock market valuations of companies in our industry;

  •
  price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

  •
  lawsuits threatened or filed against us;

  •
  developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

  •
  other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

        As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Depending on when we become a public company, we will eventually be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, and we may not be able to raise enough proceeds from this offering to fund potential future acquisitions and for working capital and other general corporate purposes.

        The selling stockholders may offer and sell up to 8,786,467 shares of our common stock through this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, and we may not be able to raise enough proceeds from this offering to fund potential future acquisitions and for working capital and other general corporate purposes.

Our common stock may become subject to the penny stock rules of the Securities and Exchange Commission, or SEC, which may make it difficult for broker-dealers to complete customer transactions and could adversely affect trading activity in our securities.

        The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock may be less than $5.00 per share for some period of time and therefore would be a "penny stock" according to SEC rules, unless we are listed on a national securities exchange. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

  •
  make a special written suitability determination for the purchaser;

  •
  receive the purchaser's prior written agreement to the transaction;

  •
  provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describe the market for these "penny stocks" as well as a purchaser's legal remedies; and

  •
  obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

If required to comply with these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected.

We will incur increased costs as a result of operating as a public company, particularly once we cease to be an emerging growth company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and NASDAQ, on which we plan to seek to list our common stock for trading, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage.

        Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including, once we cease to be an emerging growth company, an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed time period we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor, when required, our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned "Risk Factors."

        In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

        Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

 USE OF PROCEEDS

        We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock described in the section entitled "Selling Stockholders" to resell such shares. We will not receive any proceeds from the resale of any shares offered by this prospectus by the selling stockholders.

DIVIDENDS ON OUR COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

        We have not paid any dividends on our common stock to date. We intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.

Market Information

        There is not currently, and there has never been, any market for any of our securities. Our securities are not listed for trading on any national securities exchange nor are bid or asked quotations reported in any over-the-counter quotation service. In connection with this offering, we have arranged for a broker-dealer to apply to have our common stock quoted on the OTCBB and the OTC Markets—OTCQB tier, or another over-the counter system. However, we cannot assure you that our securities will ever be listed or quoted.

        The selling stockholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $    per share until such time as our common stock is quoted on the OTCBB or another public trading market for our common stock otherwise develops. At and after such time, the selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. The fixed price of $    at which the selling stockholders may sell their shares pursuant to this prospectus was determined based upon the purchase price per share of our common stock in our most recent private placement financing, which was completed on    . We have included a fixed price at which selling stockholders may sell their shares pursuant to this prospectus prior to the time there is a public market for our stock in order to comply with the rules of the SEC which require that, if there is no market for the shares being registered, the registration statement must include a price at which the shares may be sold. All shares being offered pursuant to this prospectus will be sold by existing stockholders without our involvement.

Holders

        As of November 9, 2012, there were 47,286,467 shares of common stock outstanding, which were held by approximately 16 record holders.

Stock Not Registered under the Securities Act; Rule 144 Eligibility

        Prior to the effectiveness of the registration statement of which this prospectus is a part, all of the company's outstanding shares are restricted securities under Rule 144 as they have not been registered under the Securities Act.

        Pursuant to the registration statement of which this prospectus forms a part, we are registering the sale of 8,786,467 shares of our common stock. The remaining 38,500,000 shares will remain restricted securities subject to the resale restrictions under Rule 144.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth the unaudited pro forma condensed combined financial data for SFX Holding Corporation, and its recent acquisitions, Dayglow and Affiliates, LLC (our Predecessor) (now operating as SFX-Life in Color, LLC) and Disco Productions, Inc., as well as its pending acquisitions, MMG Nightlife, LLC (acquisition of 80% ownership interest) and The Opium Group as a combined company.

        The unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2011 give effect to (1) SFX Holding Corporation's acquisition of Dayglow and Affiliates, LLC, our Predecessor, on July 31, 2012, (2) SFX Holding Corporation's acquisition of Disco Productions, Inc. on June 19, 2012, and (3) SFX Holding Corporation's pending acquisitions of an 80% ownership interest in MMG Nightlife, LLC and The Opium Group as if they had occurred on January 1, 2011.

        The unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2012 give effect to (1) SFX Holding Corporation's acquisition of Dayglow and Affiliates, LLC, our Predecessor, on July 31, 2012, (2) SFX Holding Corporation's acquisition of Disco Productions, Inc. on June 19, 2012, and (3) SFX Holding Corporation's pending acquisitions of an 80% ownership interest in MMG Nightlife, LLC and The Opium Group as if they had occurred on January 1, 2011.

        The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments relating to the acquisition of Dayglow and Affiliates, LLC, our Predecessor, and Disco Productions Inc. are preliminary. Any revisions to the fair value of assets acquired and liabilities assumed made by Management may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed has not been completed and the completion of fair value determinations may result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed.

        The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period. The unaudited pro forma condensed combined financial data should be read in conjunction with the audited financial statements and related notes of Dayglow and Affiliates, LLC (our Predecessor), Disco Productions, Inc., MMG Nightlife, LLC and The Opium Group for the years ended December 31, 2011 and 2010 and the unaudited condensed financial statements and related notes of Dayglow and Affiliates, LLC (our Predecessor) as of and for the seven months ended July 31, 2012, Disco Productions, Inc. as of and for the period from January 1, 2012 through June 19, 2012, MMG Nightlife, LLC and The Opium Group as of and for the nine months ended September 30, 2012 included elsewhere in this prospectus.

SFX Holding Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2011

	Life In Color (Predecessor)	SFX Holding (Successor)	Disco Productions	Eliminations/ Adjustments(7)	Pro Forma Adjustments	Consolidated Pro Forma Results	MMG Nightlife, LLC	The Opium Group	Probable Acquisition-Pro Forma Adjustments		Consolidated Pro Forma Results
Revenue	$9,606,232	$—	$22,736,938	$(2,601,119)	$—	$29,742,051	$4,580,242	$39,676,142	$—		$73,998,435
Direct operating expenses	8,572,487	—	22,430,447	(2,421,907)	—	28,581,027	1,176,249	18,945,177	—		48,702,453
Selling, general and administrative expenses	1,142,495	101,038	777,525	—	—	2,021,058	943,435	11,803,197	—		14,767,690
Depreciation	41,214	—	—	—	—	41,214	—	1,073,077	—		1,114,291
Amortization of intangibles	—	—	—	—	2,093,181 (2)	2,093,181	—	62,000	6,450,262	(2)	8,605,443
Interest expense	—	—	—	—	—	—	—	—	5,480,523	(3)	$5,480,523

Operating income (loss)	(149,964)	(101,038)	(471,034)	(179,212)	(2,093,181)	(2,994,429)	2,460,558	7,792,691	(11,930,785)		(4,671,965)

Other income (expense)	(8,483)	—	(315,416)	—	—	(323,899)	61,607	(129,999)	—		(392,291)
Provision for income taxes	—	—	—	—	—	—	—	—	(2,080,901	)(5)	(2,080,901)

Net income (loss)	(158,447)	(101,038)	(786,450)	(179,212)	(2,093,181)	(3,318,328)	2,522,165	7,662,692	(9,849,884)		(2,983,355)

Net comprehensive income (loss)	(158,447)	(101,038)	(786,450)	(179,212)	(2,093,181)	(3,318,328)	2,522,165	7,662,692	(9,849,884)		(2,983,355)

Less: Net income (loss) attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(504,433	)(4)	(504,433)

Net income (loss) attributable to controlling interest	$(158,447)	$(101,038)	$(786,450)	$(179,212)	$(2,093,181)	$(3,318,328)	$2,522,165	$7,662,692	$(10,354,317)		$(3,487,788)

Loss Per Share											$(0.06)
Weighted Average Shares Outstanding											47,077,693

SFX Holding Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Income

For the Nine Months Ended September 30, 2012

	Life In Color (Predecessor)	SFX Holding (Successor)	Disco Productions	Eliminations/ Adjustments(7)	Pro Forma Adjustments	Consolidated Pro Forma Results	MMG Nightlife, LLC	The Opium Group	Probable Acquisition— Pro Forma Adjustments		Consolidated Pro Forma Results
Revenue	$11,370,152	$7,421	$18,898,618	$(662,968)	$—	$29,613,323	$3,179,926	$31,931,243	$—		$64,724,392
Direct operating expenses	8,282,605	—	18,178,855	(533,883)	—	25,927,577	610,224	18,023,867	—		44,561,668
Selling, general and administrative expenses	2,679,793	5,433,979	1,180,519	—	—	9,294,291	489,613	9,706,898	—		19,490,802
Depreciation	94,397	11,098	—	—	—	105,495	—	810,900	—		916,395
Amortization of intangibles	—	—	—	—	1,569,886 (2)	1,569,886	—	46,494	4,837,697	(2)	6,454,076
Interest expense	—	—	—	—	—	—	—	—	4,644,743	(3)	4,644,743

Operating income (loss)	313,357	(5,437,656)	(460,755)	(129,085)	(1,569,886)	(7,284,026)	2,080,089	3,343,084	(9,482,440)		(11,343,292)

Other income (expense)	8,965	—	(304,323)	—	—	(295,358)	21,032	(57,349)	—		(331,675)
Benefit for income taxes	—	—	—	—	—	—	—	—	3,531,195	(5)	3,531,195

Net income (loss)	322,322	5,437,656	(765,079)	(129,085)	(1,569,886)	(7,579,384)	2,101,121	3,285,735	(5,951,245)		(8,143,772)

Net comprehensive income (loss)	322,322	5,437,656	(765,079)	(129,085)	(1,569,886)	(7,579,384)	2,101,121	3,285,735	(5,951,245)		(8,143,772)

Less: Net income (loss) attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(420,224)	(4)	(420,224)

Net income (loss) attributable to controlling interest	$322,322	$(5,437,656)	$(765,079)	$(129,085)	$(1,569,886)	$(7,579,384)	$2,101,121	$3,285,735	$(6,371,469)		$(8,563,997)

Loss Per Share	—	—	—	—	—	—	—	—	—		$(0.17)
Weighted Average Shares Outstanding	—	—	—	—	—	—	—	—	—		47,077,693

SFX Holding Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

as of December 31, 2011

	Life In Color (Predecessor)	SFX Holding (Successor)	Disco Productions	Eliminations/ Adjustments(7)	Pro Forma Adjustments		Consolidated Pro Forma Results		MMG Nightlife, LLC	The Opium Group	Probable Acquisition— Pro Forma Adjustments		Consolidated Pro Forma Results
Assets
Current Assets
Cash	$44,414	$—	$5,601	$—	$—		$50,015		$7,237	$1,241,719	$—		$1,298,971
Accounts receivable, net	157,563	—	—	—	—		157,563		137,515	995,036	—		1,290,114
Due from promoters	—	—	640,515	(12,482)	—		628,033		—	—	—		628,033
Prepaid event expenses	253,570	—	22,663	—	—		276,233		—	299,289	—		575,522
Other assets	95,763	—	—	—	—		95,764		37,688	795,759	—		929,211

Total current assets	551,310	—	668,779	(12,482)	—		1,207,608		182,440	3,331,803	—		4,721,851

Property, plant & equipment, net	559,315	—	1,805	—	—		561,120		1,687	3,385,164	—		3,947,971
Non-current assets
Goodwill	—	—	—	—	14,098,884	(1)	14,098,884	(1)	—	7,150,605	19,204,306	(1)(5)	40,453,795
Intangibles, net of amortization	—	—	—	—	8,250,819	(2)	8,250,819		—	1,231,638	32,251,312	(2)	41,733,769
Deferred tax assets	—	—	—	—	—		—		—	—	—	(5)	—
Other assets	—	—	—	—	—		—		28,000	243,823	—		271,823

Total assets	1,110,625	—	670,584	(12,482)	22,349,703		24,118,431		212,127	15,343,033	51,455,618		91,129,209

Liabilities and Stockholders Equity
Current liabilities
Accounts payable	83,397	—	688,905	—	—		772,302		14,883	1,597,162	158,534	(5)	2,542,881
Accrued expenses	316,013	96,442	6,907	—	—		419,362		—	1,837,897	—		2,257,259
Artist fee withholding	—	—	677,013	—	—		677,013		—	—	—		677,013
Deferred event revenue	662,797	—	215,645	—	—		878,442		—	—	—		878,442
Due to promoters	—	—	380,065	166,730	—		546,795		—	—	—		546,795
Note payable	83,333	—	530,766	—	—		614,099		—	639,914	—		1,254,013
Other current liabilities	—	4,597	—	—	—		4,597		—	141,786	—		146,383

Total current liabilities	1,145,540	101,039	2,499,301	166,730	—		3,912,610		14,883	4,216,759	158,534		8,302,786

Loans Payable	581,667	—	—	—	—		581,667		—	—	—		581,667
Deferred tax liaibilities	—	—	—	—	—		—		—	—	4,064,346	(5)	4,064,346
Long term debt	—	—	—	—	—		—		—	833,857	47,638,390	(3)	48,472,247

Total liabilities	1,727,207	101,039	2,499,301	166,730	—		4,494,277		14,883	5,050,616	51,861,270		61,421,046

Stockholders' equity	(616,582)	—	(1,829,717)	—	2,446,299	(1)(2)	—		197,244	10,292,417	(10,489,661)	(1)(2)(3)	—
Common stock	—	—	1,000	—	42,537	(6)	43,537		—	—	3,541	(6)	47,078
Additional Paid-In Capital	—	—	—	—	20,724,934	(1)(2)	20,724,934		—	—	17,702,592	(1)(2)(3)	38,427,526
Noncontrolling interest	—	—	—	—	—		—		—	—	504,433	(4)	504,433
Retained earnings	—	(101,039)	—	(179,212)	(864,067)	(1)(2)	(1,143,847)		—	—	(8,126,557)	(1)(2)(3)(5)	(9,270,874)

Total liabilities and stockholders' equity	$1,110,625	$—	$670,584	$(12,482)	$22,349,703		$24,118,901		$212,127	$15,343,033	$51,455,618		$91,129,209

SFX Holding Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2012

	Life In Color (Predecessor)	SFX Holding (Successor)	Disco Productions	Eliminations/ Adjustments(7)	Pro Forma Adjustments		Consolidated Pro Forma Results	MMG Nightlife, LLC	The Opium Group	Probable Acquisition— Pro Forma Adjustments		Consolidated Pro Forma Results
Assets
Current Assets
Cash	$113,464	$1,900,543	$440,420	$—	$—		$2,454,427	$—	$55,500	$—		$2,509,927
Restricted cash	—	—	—	—	—		—	—	175,000	—		175,000
Accounts receivable, net	1,290,410	—	132,492	(65,019)	—		1,357,884	553,684	619,268	—		2,530,835
Due from promoters			2,078,539	650	—		2,079,189	—	—			2,079,189
Prepaid event expenses	377,445	—	36,811		—		414,256	—	332,351	—		746,607
Other assets	12,830	202,378	1,569	—	—		216,777	—	824,801	—		1,041,578

Total current assets	1,794,149	2,102,921	2,689,831	(64,369)	—		6,522,532	553,684	2,006,920	—		9,083,136

Property, plant & equipment, net	655,201	321,838	1,237		—		978,276	1,687	3,477,571	—		4,457,534
Non-current assets
Goodwill	6,478,965	—	7,619,919		—		14,098,884	—	7,150,605	11,554,049	(1)	32,803,538
Intangibles, net of amortization	5,769,794	—	4,149,101	—	(3,223,851)	(2)	6,695,043	—	1,154,985	27,413,615	(2)	35,263,644
Deferred tax asset							—					—
Other assets	—	20,085,471	—	(20,085,471)	—		—	28,000	524,642	—		552,642

Total assets	14,698,109	22,510,230	14,460,088	(20,149,840)	(3,223,851)		28,294,737	583,371	14,314,723	38,967,663		82,160,493

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	741,412	—	792,375	(65,019)	—		1,469,768	664,837	1,801,796	—		3,935,401
Accrued expenses	243,523	2,555,836	0		—		2,799,359	—	1,639,444	—		4,438,803
Artist fee withholdings			1,082,009				1,082,009	—	—			1,082,009
Deferred event revenue	441,187	—	46,972		—		488,159	—	—	—		488,159
Due to promoter			75,000				75,000	—	—			75,000
Due to related parties		684,941	595,703	3,639			1,284,283	—	20,575	—		1,304,858
Other current liabilities	84,387	—	10,483	(11,839)	—		83,031	—	718,641	—		801,672

Total current liabilities	1,510,509	3,240,777	2,602,542	(73,219)	—		7,280,609	664,837	4,180,456	—		12,125,902

SFX Holding Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet (Continued)

As of September 30, 2012

	Life In Color (Predecessor)	SFX Holding (Successor)	Disco Productions	Eliminations/ Adjustments(7)	Pro Forma Adjustments		Consolidated Pro Forma Results	MMG Nightlife, LLC	The Opium Group	Probable Acquisition— Pro Forma Adjustments		Consolidated Pro Forma Results
Other long term liabilities	—	—	588,285	—	—		588,285	—	201,588	—		789,873
Deferred tax liabilities	1,160,000		810,001	—			1,970,000	—		(1,346,477)	(5)	623,523
Long term debt	—	—	—	—	—		—	—	195,442	52,283,133	(3)	52,478,575

Total liabilities	2,670,979	3,240,777	4,000,827	(73,219)	—		9,838,894	664,837	4,577,486	$50,936,656		66,017,873

Stockholders' equity	—	—	—	(101,359)	0		(101,359)	(81,466)	9,737,237	(9,655,771)		(101,359)
Common stock	786	43,537	1,000	(1,786)	0		43,537	—		3,541	(6)	47,078
Additional Paid-In Capital	11,856,128	(24,663,572)	10,340,305	(19,973,390)	0		26,886,615	—		17,702,592	(6)	44,589,207
Non-controlling interests								—		924,657	(4)	924,657
Retained earnings	170,686	(5,437,656)	117,957	(86)	(3,223,851)	(2)	(8,372,950)	—		(20,944,012)		(29,316,962)

Total liabilities and stockholders' equity	$14,698,109	$22,510,230	$14,460,088	$(20,149,840)	$(3,223,851)		$28,294,737	$583,371	$14,314,723	$38,967,663		$82,160,493

(1)
Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities (and probable entities) and the Company, as well as obtaining the requisite knowledge of the employees of the acquired companies. Goodwill for the acquired entities has been based on a preliminary valuation of the acquired companies. Goodwill for the probable acquisitions has been based on the Company's analysis of the probable acquisitions and has determined goodwill approximates 25% of the excess of consideration to be paid over the net assets/liabilities assumed. The preliminary estimates of goodwill will likely differ from the final estimates to be reflected in accounting for the acquisition, and the differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

	Life In Color (Predecessor)	Disco Productions	MMG Nightlife, LLC	The Opium Group
Purchase Price	$12,063,406	$9,000,000	$16,864,000	$43,000,000
Net Assets Acquired/Liabilities Assumed	$(386,029)	$(2,993,919)	$152,177	$8,109,724
Goodwill	$6,478,965	$7,619,919	$4,177,956	$8,722,569
Intangible Assets	$5,970,000	$4,374,000	$12,533,867	$26,167,707
(2)
Intangible Assets—For purposes of estimating the fair value of the assets to be acquired as part of recently completed acquisitions of Life In Color, Disco Productions and the probable acquisitions, it is assumed that all assets will be used in a manner that represents their highest and best use. The estimated fair values of the most significant acquired (and to be acquired) intangible assets are based on the amount and timing of projected future cash flows associated with the assets. Intangible assets which have been acquired and may be acquired have useful lives ranging from 3 - 7 years. For purposed of the pro forma adjustments we have straight-lined amortization of intangible assets over a 6 year period.

The preliminary estimates of fair values and weighted-average useful lives of the intangibles assets will likely differ from the final estimates of fair value to be reflected in accounting for the acquisition, and the differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information. The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors upon consummation of acquisition of Life In Color, Disco Productions and the probable acquisitions could result in a change to the estimate fair value of these intangible assets and/or the weighted-average useful lives from what is assumed in the unaudited pro forma condensed combined financial information. In addition, the combined effect of any such changes could result in a significant increase or decrease to related amortization expense estimates.

  SFX Holding Corporation and Subsidiaries

  Unaudited Pro Forma Condensed Combined Balance Sheet (Continued)

  As of September 30, 2012

(3)
Long Term Debt—The unaudited pro forma financial statements assume that SFX will use debt financing and common stock to acquire the assets and liabilities of MMG Nightlife, LLC and The Opium Group. The debt assumed has a five year term and bears an interest rate of 13% per annum. Repayment of the entire debt and interest balance occurs at the end of the five year team. Refer to footnote 8 for common stock assumed to be issued for the acquisition of MMG Nightlife, LLC and The Opium Group.

(4)
Noncontrolling Interests—The MMG Nightlife, LLC probable acquisition is assumed to be for the purchase of an 80% ownership stake in MMG Nightlife, LLC. The unaudited pro forma condensed combined financial statements account for the noncontrolling interest SFX will not be acquiring.

(5)
Income Taxes—Reflects the recording of an income tax benefit/expense related to the acquisition of the target companies. A deferred tax liability and adjustment to goodwill was created as a result of our purchase accounting because the book basis in the assets acquired exceeded the tax basis in those assets. A pro-forma benefit was recorded during the period due to an overall decrease in our deferred tax liability due to the creation of certain deferred tax assets and a reduction in the original basis difference in assets recorded through book amortization deduction.

(6)
Common Stock—The unaudited pro forma condensed combined financial statements assume that all entities (acquired and probable) were acquired as of 1/1/2011 and all common stock transactions associated with these acquisitions (both acquired and probable) occurred on 1/1/2011.

(7)
Eliminations / Adjustments—Elimination / Adjustments have been made to the unaudited pro forma condensed combined financial statements to eliminate/adjust activity between SFX, Life In Color and Disco Productions. From time to time, Life In Color and Disco Productions will participate in the promotion and production of certain events throughout the year. The revenues and costs associated with these events will create intercompany amounts that on a consolidated basis will need to be eliminated. The elimination entries included in the unaudited pro forma condensed combined financial statements eliminate the intercompany amounts between the two entities.

(8)
Weighted Average Shares Outstanding—The weighted average shares outstanding takes in to account the stock that would be issued to the probable acquisitions as part of their purchase. Additionally, the assumption has been made that all shares issued to acquired companies, as well as, probable acquisitions, are outstanding as of January 1, 2011 and therefore outstanding for the entire year. Weighted average shares is calculated as follows:

Equity Holder	Shares Issued
Och Ziff Capital Investments LLC	4,000,000
Baron Capital Fund	1,250,000
Gordon Crawford	500,000
Robert Sillerman	36,000,000
Life In Color	786,467
Disco Productions	1,000,000
MMG Nightlife, LLC	674,560
The Opium Group	2,866,666

        EBITDA is a non-GAAP financial measure of performance and liquidity that has limitations and should not be considered a substitute for net income or cash provided by (used in) operating activities.

        The following table presents a reconciliation of pro forma net income to EBITDA.

	Unaudited Pro Forma
	Fiscal Year Ended December 31, 2011	Nine Months Ended September 30, 2012
Net income (loss)	(2,983,355)	(8,143,772)
Depreciation and amortization	1,176,291	916,395
Amortization of intangibles	8,543,443	6,454,076
Interest expense	5,480,523	4,644,743
Income tax	(2,080,901)	(3,531,195)

EBITDA	10,136,001	340,247

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

        The following selected financial statement data covers the following periods:

  •
  SFX Holding Corporation for the nine months ended September 30, 2012;

  •
  SFX Holding Corporation of the period from July 7, 2011(Inception) through December 31, 2011; and

  •
  Life In Color, our Predecessor, (formerly Dayglow and Affiliates, LLC) for the periods ended July 31, 2012 (Last Day of Operations of our Predecessor) and for the nine months ended September 30, 2011.

        The selected statement of operations data for the nine months ended September 30, 2012 for SFX Holding Corporation and the balance sheet data as of September 30, 2012 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. The selected statement of operations data for the seven months ended July 31, 2012 for Life In Color has been derived from our unaudited interim financial statements included elsewhere in this prospectus. The selected balance sheet data as of September 30, 2011 for Life In Color has been derived from our financial statements which are not included in this prospectus. The unaudited interim financial statements reflect, in the opinion of management, all adjustments, of a normal, recurring nature that are necessary for the fair presentation of the financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and the results in the nine months ended September 30, 2012 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected financial and other data below in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

Selected Financial Data SFX Holding Corporation (in 000s) For the period July 7, through December 31:	2011	Selected Financial Data SFX Holding Corporation (in 000s) For the nine months ended September 30:	2012
Revenue	$—	Revenue	$10,311
Net income	$(101)	Net loss	$(3,219)
Earnings per share of common stock		Earnings per share of common stock
Basic	N/A	Basic	$(0.09)
Diluted	N/A	Diluted	N/A
Cash dividends paid on common stock	$—	Cash dividends paid on common stock	$—
Per share of common stock	$—	Per share of common stock	$—
Investment in property plant and equipment	$—	Investment in property plant and equipment	$366
Return on stockholder' equity	NM	Return on stockholders' equity	(14)%

At December 31:	2011	At September 30:	2012
Total assets	$—	Total assets	$33,448
Net investment in property, plant and equipment	$—	Net investment in property, plant and equipment	$978
Working capital	$(101)	Working capital	$(758)
Total debt	$—	Total debt	$—
Total equity	$(101)	Total equity	$23,610

N/A—not applicable

NM—not meaningful

Selected Financial Data
Dayglow and Affiliates
(in 000s)

For the years ended December 31:	2011	2010
Revenue	$9,606	$1,131
Net income	$(158)	$71
Earnings per share of common stock
Basic	N/A	N/A
Diluted	N/A	N/A
Cash dividends paid on common stock
Per share of common stock	N/A	N/A
Investment in property plant and equipment	$598	$4
Return on stockholders' equity	N/A	N/A

At December 31:	2011	2010
Total assets	$1,110	$20
Net investment in property, plant and equipment	$559	$3
Working capital	$(594)	$15
Total debt	$665	$—
Total equity	$(617)	$17

Selected Financial Data
Dayglow and Affiliates
(in 000s)

For the period January 1 through July 31:	2012
Revenue	$11,234
Net income	$889
Earnings per share of common stock
Basic	N/A
Diluted	N/A
Cash dividends paid on common stock
Per share of common stock	N/A
Investment in property plant and equipment	$216
Return on stockholders' equity	N/A

At July 31:	2012
Total assets	$1,651
Net investment in property, plant and equipment	$681
Working capital	$(264)
Total debt	$600
Total equity	$36

Selected Financial Data
Dayglow and Affiliates
(in 000s)

For the period September 30:	2011
Revenue	$6,279
Net income	$789
Earnings per share of common stock
Basic	N/A
Diluted	N/A
Cash dividends paid on common stock
Per share of common stock	N/A
Investment in property plant and equipment	$469
Return on stockholders' equity	N/A

At September 30:	2011
Total assets	$2,025
Net investment in property, plant and equipment	$458
Working capital	$330
Total debt	$205
Total equity	$717

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, the financial statements for Dayglow and Affiliates, LLC as our predecessor, and related notes appearing elsewhere in this prospectus. Unless we have indicated otherwise, references in this report to "SFX Holding Corporation," "SFX," "the Company," "we," "us" and "our" or similar terms are to SFX Holding Corporation after giving effect to our recent and pending acquisitions, joint ventures and licensing transactions. SFX is not the same company as, or in any legal way connected to, SFX Entertainment Inc., which was sold to Clear Channel in 2000, although our company and SFX Entertainment Inc. do share similar founders and management teams. The following discussion contains "forward-looking statements" that reflect our future plans, estimates, beliefs and expected performance. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Executive Overview

        SFX Holding Corporation ("SFX Holding Corporation," "SFX," or "the Company"), a Delaware corporation formed on June 5, 2012, began operations as SFX Entertainment, Inc. on July 7, 2011. SFX was formed with the intent of becoming the world's leading diversified operator of electronic dance music ("EDM") live entertainment, including branded music festivals and events. We have acquired and intend to continue to acquire and operate companies within the live music industry. Through our recent acquisitions, we are actively engaged in the production and promotion of live electronic dance music events and festivals, production of music tours, merchandising and related services.

Basis and Presentation of Management's Discussion and Analysis of Financial Condition and Results of Operations

        As of September 30, 2012, SFX Holding Corporation completed the acquisition of certain assets and liabilities of two companies, Disco Productions, Inc. (now Operating as SFX—Disco Operating LLC) on June 19, 2012, and Dayglow and Affiliates, LLC (now operating as SFX—Life in Color Operating LLC), on July 31, 2012. Dayglow and Affiliates constitutes our Predecessor. SFX intends to acquire other companies in the industry in the near future. The unaudited condensed consolidated financial statements of SFX Holding Corporation and Subsidiaries include the activities for our two acquired companies from the dates of their respective acquisitions by SFX.

        Based on the current status of the Company's evolution, we have organized Management's Discussion and Analysis as follows:

          (1)   A discussion of the results of operations of our Predecessor Company, Dayglow and Affiliates, LLC, for the periods ended July 31, 2012 (Last Day of Operations of our Predecessor) and the nine months ended September 30, 2011.

          (2)   A discussion of the results of operations of our Predecessor Company, Dayglow and Affiliates, LLC, for the years ended December 31, 2011 and December 31, 2010.

          (3)   A discussion of the results of operations of SFX Holding Corporation and Subsidiaries (the "Registrant") for the nine months ended September 30, 2012.

          (4)   A discussion of the results of operations of SFX Holding Corporation (the "Registrant") for the period from July 7, 2011(Inception) through December 31, 2011.

          (5)   A discussion of liquidity and capital resources for SFX Holding Corporation and Subsidiaries (the "Registrant").

Predecessor

        On July 31, 2012, we acquired our Predecessor, Dayglow, LLC, Committee Entertainment, LLC and Advanced Concert Productions LLC (collectively Dayglow and Affiliates, LLC). (Dayglow, LLC is now operating as SFX—Life in Color, LLC.) Dayglow, LLC was a promoter and organizer of branded "Dayglow" events, which featured live DJ performances, acrobatic acts and "paint blasts", during which participants were sprayed with colorful, harmless paint to provide a more interactive and fun experience. Advanced Concert Productions was the production company for Dayglow's live events.

        Our Predecessor's revenues were principally derived from ticket sales to events that it promoted and produced and were recognized when the event occurred. In situations where the Predecessor acted as principal in promoting an event and took on the risks and rewards of such event, it recognized the gross revenues from ticket sales. In situations where it acted as agent and did not bear the risks of such event, it recognized only its net share of revenues.

        Our Predecessor's principal costs of generating revenues were direct operating expenses associated with the promotion and production of events and festivals, including venue costs, artist performance fees, travel expenses, show-specific advertising and marketing, ticketing processing fees and other show-related production expenses.

Results of Operations

The Seven Months Ended July 31, 2012 (Last Day of Operations of our Predecessor) and the Nine Months Ended September 30, 2011

Revenues

        Our Predecessor's revenues increased by $5.0 million, or 78.9%, to $11.2 million for the seven months ended July 31, 2012 from $6.3 million for the nine months ended September 30, 2011. The increase in revenues is primarily attributable to increases in the number of events, attendees per event, and average ticket price earned per attendee.

        The number of events during the seven months ended July 31, 2012 increased to 67 from 59 events for the nine months ended September 30, 2011. Total attendance increased to approximately 207,037 for the seven months ended July 31, 2012, from 163,299 for the nine months ended September 30, 2011, an increase of 43,738 or 26.8%. Average ticket prices increased by 18.5% to $45.58 for the seven months ended July 31, 2012 from $38.46 for the nine months ended September 30, 2011.

Direct Operating Expenses

        Our Predecessor's direct operating expenses increased by $3.1 million, or 65.3%, to $8.0 million for the seven months ended July 31, 2012 from $4.9 million for the nine months ended September 30, 2011. The increase in direct operating expenses is primarily attributable to increases in production and venue costs, artist & talent costs, and promotional costs associated with the increased number of events.

Selling, General, and Administrative Expenses

        Our Predecessor's selling, general and administrative expenses increased by $1.6 million, or 261.9%, to $2.2 million for the seven months ended July 31, 2012 from $0.6 million for the nine months ended September 30, 2011. The increase is primarily attributable to increases in payroll, professional service fees and other overhead to support the corporate growth discussed above.

Depreciation and Amortization

        Our Predecessor's depreciation and amortization increased by $0.1 million for the seven months ended July 31, 2012 compared to the nine months ended September 30, 2011. The increase resulted from additions of approximately $0.4 million in property plant & equipment.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

        Our Predecessor's revenues increased by $8.5 million, or 749.0%, to $9.6 million for the year ended December 31, 2011 from $1.1 million for the year ended December 31, 2010. The increase is primarily attributable to an increase in the size and number of events as well as increased attendance at the events. The company penetrated new markets and hosted larger capacity events in key cities during 2011. Our Predecessor hosted 84 events in 2011 compared to 31 events in 2010.

Direct Operating Expenses

        Our Predecessor's direct operating expenses increased by $7.7 million, or 928.6%, to $8.6 million for the year ended December 31, 2011 from $0.8 million for the year ended December 31, 2010. The increase in direct operating expenses is attributable to increases in production and venue costs, artist & talent costs, and promotional costs.

Selling, General, and Administrative Expenses

        Our Predecessor's selling, general and administrative expenses increased by $0.9 million, or 355.4%, to $1.1 million for the year ended December 31, 2011 from $0.3 million for the year ended December 31, 2010. The increase is primarily attributable to increases in payroll, rent and other overhead expenses.

SFX Holding Corporation and Subsidiaries

        Since our inception on July 7, 2011, we have completed our first two acquisitions within the live music industry:

          (1)   On June 19, 2012, we acquired certain assets and liabilities of Disco Productions, Inc. Disco Productions, Inc. now operates as SFX—Disco Operating LLC ("Disco"). Disco is a promoter of electronic dance music events and is considered to be the pioneer of EDM. Disco organizes over 500 events at nightclubs and other venues each year and is co-owner of the Electric Daisy Carnivals in Puerto Rico, Dallas and Orlando.

          (2)   On July 31, 2012, we acquired certain assets and liabilities of Dayglow, LLC, Committee Entertainment, LLC and Advanced Concert Productions LLC (collectively Dayglow and Affiliates, LLC). Dayglow and Affiliates, LLC now operates as SFX—Life in Color Operating LLC ("LIC"). LIC is a promoter and organizer of branded "Life in Color" events, which feature live DJ performances, acrobatic acts and "paint blasts", during which participants are sprayed with colorful, harmless paint to provide a more interactive and fun experience. This acquisition also included the assets and liabilities of Advanced Concert Productions, the production company for Dayglow's live events.

Results of Operations

Nine Months Ended September 30, 2012

        Our unaudited condensed consolidated financial statements for the nine months ended September 30, 2012 include costs associated with formation and startup, costs associated with identifying and evaluating our initial target acquisitions, and the results of operations for Disco beginning June 20, 2012 and for LIC beginning August 1, 2012, their respective dates of acquisition by the Company.

Revenue

        Revenue for the nine months ended September 30, 2012 totaled $10.3 million. This revenue was generated primarily from ticket sales related to the shows and events that were produced and promoted by both of our acquired entities, Disco and LIC, since their respective acquisition dates by the Company. LIC hosted 25 events from August 1 to September 30, 2012 which contributed $4.3 million in revenue. Disco produced and promoted 115 club shows and six music festivals from June 20 to September 30, 2012, resulting in approximately $6.0 million of revenue.

Musical Talent

        Musical talent costs consist of fees paid to performing artists. Musical talent for the nine months ended September 30, 2012 totaled $2.9 million; Disco incurred approximately $2.4 million and LIC incurred approximately $0.5 million in musical talent costs.

Production Costs

        Production costs for the nine months ended September 30, 2012 totaled $3.3 million. Productions costs consist of costs incurred to produce events. Production costs incurred by LIC attributable to the 25 events produced from the time of LIC's acquisition by the Company totaled $1.0 million. Production costs incurred by Disco attributable to the events produced and/or promoted from the time of Disco's acquisition by the Company totaled $2.2 million.

Other Direct Costs

        Other direct costs, which consist of venue, promotional, merchandising and travel costs totaled $3.0 million for the nine months ended September 30, 2012; operating expenses for LIC totaled $1.8 million and for Disco totaled $1.2 million.

Depreciation and Amortization

        Depreciation and amortization for the nine months ended September 30, 2012 totaled $0.5 million associated with property, plant and equipment additions with depreciable lives ranging from 3 - 7 years. Amortization expense represents the amortization of intangible assets from the date of acquisition through September 30, 2012 related to LIC and Disco.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the nine months ended September 30, 2012 totaled $6.0 million, of which $5.4 million was incurred in conjunction with the formation of the Company and the evaluation and negotiation of targeted acquisitions. These costs consisted of legal, accounting and advisory fees.

Benefit for income taxes

        Benefit for income taxes are generated as a result of the Company's net pre-tax for the nine months ended September 30, 2012.

Period from July 7, 2011 (Inception) through December 31, 2011

General and Administrative Expenses

        SFX Holding Corporation incurred expenses of $0.1M for the period from July 7, 2011 (Inception) through December 31, 2011. These expenses were primarily legal costs incurred in conjunction with the formation of the corporation. SFX incurred no expenses for the year ended December 31, 2010 as the Company did not begin operations until July 2011.

Financial Condition (Successor)

Liquidity and Capital Resources

        We have funded our operations from July 7, 2011 (Inception) through September 30, 2012, including our two recent acquisitions, with $17.5 million in net proceeds raised in conjunction with the issuance of common stock. As of September 30, 2012, we had cash and cash equivalents totaling $2.5 million.

        On October 29, 2012, we closed a private placement financing with an existing shareholder in which we issued 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5.0 million.

        On October 30, 2012, we closed a private placement financing with our founder, Robert F.X. Sillerman, in which we issued 2,500,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $10.0 million.

        On October 30, 2012, the Company paid $12.5 million to ID&T Holding BV (ID&T) to form a joint venture which will have an exclusive license to use and promote all ID&T brands in America. The Company will advance ID&T an additional $7.5 million to be repaid from the proceeds of the joint venture.

        The Company intends to continue to acquire additional companies in the live music industry and is currently in the process of exploring a variety of financing options in conjunction with consummating its further acquisition strategy. There can be no assurances that the Company will be able to successfully raise the capital required to complete future acquisitions.

Cash Flows

Cash Flows from Operating Activities

        Cash used in operating activities totaled $2.1 million for the nine months ended September 30, 2012 and were principally attributable to the operations of Disco and LIC whose results have been included since their respective dates of acquisitions in 2012. While the Company began operations in July 2011, it had no financial activity for the nine months ended September 30, 2011.

        No cash was used by operating activities for the period from July 7, 2011 (Inception) to December 31, 2011. While the Company incurred legal expenses of $0.1 million in conjunction with the formation of the corporation during the period, the expenses were accrued at December 31, 2011 and not settled in cash until the following year. SFX Holding Corporation incurred no expenses in 2010, as the Company did not begin operations until July 2011.

Cash Flows from Investing Activities

        Cash used by investing activities totaled $13.0 million for the nine months ended September 30, 2012. Cash of $12.1 million was used to fund the purchase of our two recently acquired subsidiaries, SFX—Disco and SFX—, LIC, and $0.4 million was used to fund the purchase of equipment used in the production of Life in Color events. While the Company began operations in July 2011, it had no financial activity for period from July 7, 2011 (Inception) to September 30, 2011.

        There was no cash used in investing activities for the period from July 7 2011 (Inception) to December 31, 2011.

Cash Flows from Financing Activities

        Cash provided by financing activities for the nine months ended September 30, 2012 totaled $17.5 million, representing the net proceeds from the issuance of common stock.

        There were no uses of cash for financing activities for the period from July 7, 2011 (Inception) to December 31, 2011.

Debt

        At September 30, 2012, and December 31, 2011 the Company had no indebtedness outstanding and at December 31, 2011 had no indebtedness outstanding.

Off-Balance Sheet Arrangements

        The Company had no off-balance sheet arrangements or guarantees of third party obligations at September 30, 2012 or December 31, 2011.

Recently Issued and Adopted Accounting Pronouncements

        On April 5, 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") became law, relaxing regulations on capital raising efforts for companies defined as emerging growth companies and expanding opportunities for raising private capital. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

        In September 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-08, "Testing Goodwill for Impairment" which amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after December 15, 2011, but early adoption is permitted. Such guidance will be applicable to any such interim or annual impairment assessments performed after January 1, 2012.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material.

        Our significant accounting policies are discussed in Note 1 of our consolidated financial statements. We believe that the following are the most critical to understanding and evaluating our reported financial results. We have reviewed these critical accounting estimates and related disclosures with our Audit Committee.

Revenue Recognition

        Revenue from ticket sales from events and concerts is recognized when the performance occurs. Ticket sales collected in advance of an event date are recorded as deferred revenue.

        The Company evaluates the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, "Revenue Recognition—Principal Agent Considerations," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if the Company is the primary obligor to perform the services being sold, has general inventory risk as it pertains to recruiting and compensating the talent, has the ability to control the ticket pricing, has discretion in selecting the talent, is involved in the production of the event, generally bears the majority of the credit or collection risk, or has several but not all of these indicators, revenue is recorded gross. If the Company does not have several of these indicators, it records revenue or losses on a net basis.

Allowances for Doubtful Accounts

        We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable. To assist with the estimate, our management considers certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. In cases where we become aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is significant judgment involved in estimating the allowance for doubtful accounts.

Goodwill

        Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected October 31 as the date to perform our annual impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then we would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. When performing the valuation of our goodwill, we make assumptions regarding our estimated future cash flows to determine the fair value of our business. If our estimates or related assumptions change in the future, we may be required to record impairment loss related to our goodwill. We have not recognized any goodwill impairments since our inception.

Impairment of Long-Lived Assets

        We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. We have not recognized any impairment of long-lived assets to date.

Income Taxes

        We account for our income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities as well as any valuation allowance to be recorded against a deferred tax asset.

        Our assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws, and the resolution of potential tax audits could significantly impact the amounts provided for income taxes in our financial statements.

        Our assumptions, judgments, and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and, estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments, and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        Like virtually all commercial enterprises, we can be exposed to the risk ("market risk") that the cash flows to be received or paid relating to certain financial instruments could change as a result of changes in interest rate, exchange rates, commodity prices, equity prices and other market changes.

        Our operations, at this time, are not subject to risks of material foreign currency fluctuations, nor do we use derivative financial instruments in our investment practices. We place our marketable investments in instruments that meet high credit quality standards. We do not expect material losses with respect to our investment portfolio or excessive exposure to market risks associated with interest rates. The impact on our results of one percentage point change in short-term interest rates would not have a material impact on our future earnings, fair value, or cash flows related to investments in cash equivalents or interest-earning marketable securities.

        Current economic conditions may cause a decline in business and consumer spending which could adversely affect our business and financial performance including the collection of accounts receivables, realization of inventory and recoverability of assets. In addition, our business and financial performance may be adversely affected by current and future economic conditions, including a reduction in the availability of credit, financial market volatility and recession.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        Since our inception, we have had no changes in or disagreements with our accountants on accounting or financial disclosure.

BUSINESS

Our Company

        We were founded by Robert F.X. Sillerman and several other members of the original senior management team of SFX Entertainment Inc., the world's leading live entertainment company at the time it was sold to Clear Channel in 2000. We were formed to pursue consolidation opportunities in the electronic dance music ("EDM") industry. We believe we are already one of the world's leading diversified operators of EDM live entertainment, including branded music festivals and events, measured by revenue, event attendance and number of events. We produce, promote and/or manage some of the world's most recognized branded EDM festivals and events showcasing world renowned as well as up-and-coming EDM artists. We primarily generate revenue from ticket sales and event concessions, and are developing revenue streams from advertiser sponsorships and digital media. We see significant operational improvement and net income growth potential through sharing expertise among our operators, distributing costs efficiently across a network of events, growing sponsorships, and adding more events. We believe we can build on our event businesses to further exploit sponsorship, content licensing and distribution, ticketing and other revenue opportunities on our digital and social media platform. We are creating a global platform that encompasses a large, self-selected user base in a desirable demographic, joined by the common theme of music, predominantly in the EDM space.

        Our market is characterized by the rapidly growing mainstream popularity of the EDM genre and sustained growth in the music festival business over the last five years, in particular among "digital-native" 18 to 34 year olds (i.e., people who were teen age or younger at the time of widespread adoption in internet usage in the mid-1990s). That demographic leads the market in social media connectivity, digital media consumption, user-generated content creation, as well as mobile and online commerce. We benefit from a rapidly growing fan base that is passionate about EDM and the shared experience of live entertainment and is loyal to our brands. We see significant opportunities to add revenue through our relationship with our community over our web-sites, social pages, membership programs and other connection points.

        Our industry is characterized by a highly fragmented landscape of promoters and producers who often face challenges in keeping pace with market growth in terms of both capital and management capacity. We believe the EDM business is beginning to undergo a consolidation, which we believe is similar to the consolidation of the live entertainment business of the late 1990s. We believe our management's extensive history of acquisitions is a significant competitive advantage, both in terms of our relative attractiveness as a partner to independent operators as well as our extensive execution and integration experience. We maintain an active corporate development program to identify and vet potential future acquisition targets.

        The members of our senior management team, led by Robert F. X. Sillerman, have on average over 30 years of experience in entertainment and music-related businesses globally, including in acquiring and consolidating companies producing and promoting live events. Our team of promoters, producers and managers also includes EDM leaders with geographically established brands and experience in managing large, often multi-day, events that host tens of thousands of people. We actively drive the sharing of operational expertise and industry knowledge throughout our network of managers, and provide active business development and managerial support to our operators.

        We own the Life in Color network of college campus live entertainment events; North Coast Music Festival and Spring Awakening Music Festival in Chicago; Summerset Music Festival in Wisconsin; LIV, a 22,000 square foot EDM event venue in Miami; and Mansion, a 40,000 square foot branded event venue in Miami; among other assets. We exclusively license in North America under our joint venture with a third-party the rights to the Mysteryland and Sensation music festivals.

        In 2011, the companies that comprise SFX (Life in Color (Predecessor), SFX Holding Corporation (Successor), Disco Productions, The Opium Group, and MMG Nightlife, LLC) generated $74 million in revenue on a pro forma combined basis and in the nine months ended September 30, 2012, the companies that comprise SFX generated $65 million in revenue on a pro forma combined basis.

Industry Overview

        The global EDM music and festival business, which includes live events, recorded music and other products, including apps, is more than $4 billion in revenue today, according to IMS estimates. Live events, particularly festivals, are at the center of the EDM experience. The live EDM event business is characterized by a high degree of ownership fragmentation, with no single operator representing more than 5% of total revenues. In addition, unlike mainstream music, there is no dominant retailer of EDM music. There are also numerous producers of EDM-related video content, including live coverage, behind the scenes interviews, and other related video coverage. Live events remain one of the few areas of music to demonstrate growth over the last decade, as recorded music sales have stagnated. Within live music, festivals, which feature multiple artists, have shown faster growth than live music overall. The EDM genre within festivals has been one of the fastest growing segments.

        Festivals are a global phenomenon, having been popular in Europe for decades. The festival concept, particularly in EDM, is relatively newer in the United States and other areas of the world. In the United States, for example, the largest EDM festivals, in terms of attendance, are generally less than ten years old. Attendance at the four largest U.S. EDM festivals has grown at a 39% compound annual growth rate over the last five years, while overall North American concert ticket sales have grown at just a 3% compound annual growth rate over that same time.

        As festivals become well known, tickets may sell out quickly, before an artist line up is even announced. In one well-publicized example, the Tomorrowland festival (an ID&T property) in Belgium saw demand of 2 million ticket buyers for the 100,000-ticket allotment made available to international ticket buyers following their initial sale to buyers in Belgium. Similarly, Sensation, another ID&T European festival, announced its first concert in the United States for October 2012 at the Barclays Center in Brooklyn, NY, and sold out five months in advance, before even announcing a lineup. While we believe demand for EDM festivals continues to grow, this level of demand for tickets is not typical and may not occur for our events.

        In addition to live festivals, there are multiple other ways to connect with EDM music fans. EDM artists are enjoying growing popularity in social media, with leading artist David Guetta having more than 35 million Facebook fans and more than 6 million Twitter followers. According to IMS, most EDM artists have doubled their Facebook and Twitter fan bases over the last year. EDM artists are increasingly adept at reaching their fan base, a target demographic of 18-34 year olds.

Competitive Strengths

        We believe SFX benefits from a number of competitive advantages in the live entertainment industry and EDM market specifically.

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  Management.  We believe our management team's reputation and track record of success in music and live entertainment related businesses is a significant competitive advantage, both by increasing our relative attractiveness as a partner to independent operators and through utilizing their extensive execution and integration experience. Members of our senior management team have executed and integrated over 150 acquisitions in the music, live entertainment, media and other industries during their careers. As we execute on our strategy of continuing to make acquisitions in the live entertainment industry, we believe our management's reputation within the music and live entertainment business will give us a significant competitive advantage.

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  EDM and Festivals Focus.  Our focus on the EDM genre and festivals is a significant competitive advantage since these areas are growing at a significantly faster rate than the broader media, music and live entertainment industries. According to Nielsen SoundScan, electronic music was the fastest growing genre of digital album sales in 2011, rising more than 42% year over year and attendance at the four largest U.S. EDM festivals has grown at a 39% compound annual growth rate over the last five years. This focus may also enhance our credibility with artists and encourage broader use of our network of events.

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  Industry Leadership.  We believe we are among the most active industry participants in making acquisitions and consolidating the EDM live entertainment industry. We own or license the rights to, promote and or manage several industry leading brands, including Mysteryland and Sensation in North America, Life in Color, Mansion and LIV. Our scale enhances the opportunities for our digital media, ticketing and content businesses, which gives us differentiated revenue potential and makes us a commercially more attractive partner for both artistic talent and sponsors.

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  18 to 34 Year Old Demographic.  Our fan community is largely made up of "digital-native" 18 to 34 year olds who are passionate about music and our brands. This demographic cohort is increasingly challenging for advertisers to reach. We enjoy a deep engagement with this demographic through our branded festivals and events, web and social pages, and content. We offer advertisers an array of highly impactful opportunities to reach this audience, including innovative sponsorships, earned media, online display, outdoor and other formats.

Growth Strategy

        Our goal is to have a leading industry position within the EDM and live music festival industries and to use that position and our digital and social media platforms to drive return for our investors. Key elements of our strategy are as follows:

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  Acquire leading EDM and related franchises.  We seek to acquire well-run EDM festivals, event-driven venues and promoters, as well as related businesses in music, video, ticketing, and other adjacent markets that can provide geographic scope and brand recognition. We also target businesses in similar genres, such as contemporary music, which share a common demographic target audience through which we can cross-promote, and take advantage of our considerable live entertainment expertise. We structure our acquisitions to align the incentives of management of the acquired companies with our shareholders.

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  Increase the number of events we produce.  We will selectively expand our brands into more markets, in-region and around the world. With our joint-venture partner ID&T, we intend to bring some of the most successful EDM festival brands in the world to more markets in North America. By owning and consolidating leading local and regional EDM promoters, we can leverage our well-defined brand names and in-house local market expertise to more successfully bring new festivals to these markets, while reducing startup risk.

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  Develop sponsorship and licensing revenue.  By creating a national, and even global platform of festivals and other events, we believe we will be able to cultivate a sponsorship base, through local, regional, national and global sponsors of our events, and across several key target verticals. Several of our brands have crossover marketing potential, and we anticipate developing and licensing our brands for the development of related products, that can be sold at our festivals, through our digital channels, and through third party channels, as well.

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  Develop and leverage a growing database of consumers.  Our operations capture a database of fans and ticket buyers through individually operated web sites. We believe this platform is one of the largest based on shared musical taste targeting 18 to 34 year olds. We intend to use this platform, as well as the broader social media experience, to target ticket sales at our festivals and other venues, music sales of tracks, mixes and playlists, video consumption and other ancillary digital opportunities, and location-based services, commerce and advertising to mobile devices at our events.

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  Grow our music and video retailing efforts.  As much of EDM is driven by social awareness and new and varied live performances, traditional recorded music distribution platforms tend to be ill equipped to satisfy this growing demand. We believe our scale of users, festival and event operations, and presence within the industry position us potentially to be a leader in digital music retailing. Additionally, our events will position us to capture a large collection of live EDM video footage, including artist interviews and behind the scenes content. We believe this content, in agreement with the artists, will support being webcast or simulcast through either an advertising and sponsorship-supported model, or a subscription driven model.

Our History and 2012 Acquisitions

        SFX Holding Corporation was incorporated in the State of Delaware on June 5, 2012. SFX Holding Corporation began operations as SFX Entertainment Inc. on July 7, 2011.

        Throughout 2012, we implemented an expansion plan by acquiring independent EDM event promoters and production companies. As of September 30, 2012, SFX Holding Corporation successfully completed the acquisition of certain assets and liabilities of two companies, Disco Productions, Inc. on June 19, 2012, and Dayglow and Affiliates, LLC on July 31, 2012. Disco Productions, Inc. promotes EDM events throughout the country. Dayglow and Affiliates, LLC (now operating as SFX-Life in Color, LLC) promotes branded events that feature live DJ performances, acrobatic acts and paint blasts and is our Predecessor.

        The total consideration paid for Disco Productions, Inc. was $9,000,000 comprised of $4,000,000 in cash and $5,000,000 in our common stock. Dayglow and Affiliates, LLC's total consideration was $12,063,406 comprised of $8,131,071 in cash and $3,932,335 in company stock. In addition, if Dayglow and Affiliates, LLC's 2012 EBITDA is greater than $2,300,000 then Dayglow and Affiliates, LLC will receive five times the difference between the actual 2012 EBITDA and $2,300,000, capped at $3,500,000. That additional consideration would be split between two-thirds cash and one-third equity at the initial share price.

Pending Acquisitions

        The following pending acquisitions are part of this filing. Please note that these deals have not been consummated. We are also continuing negotiations with certain other companies that we intend to acquire which were originally part of the Company's Section 351 transaction. Below we have summarized the business of each target company and the terms of the pending acquisition.

        MMG Nightlife, LLC (Miami Marketing Group)—Miami Marketing Group operates five venues in South Florida and the Caribbean pursuant to management agreements, including LIV, ARKADIA, ORO, STORY and LIV Sun Life Stadium. We have agreed to purchase this target for total consideration of $16,864,000 comprised of $13,491,200 in cash and $3,372,800 of our shares for an 80% ownership stake in the company. In addition, Miami Marketing Group could receive additional consideration up to $5,059,000 (80% cash and 20% stock) should the EBITDA for the 12 months post-closing exceed $5,270,000 million.

        The Opium Group—The Opium Group owns (or leases) and operates four premier nightclub brands in Miami Beach, including Mansion, SET, Cameo and Mokai. We have agreed to purchase this target for total consideration of $43,000,000 comprised of $28,666,667 in cash and $14,333,333 of our shares.

        React Presents, Inc.—React Presents, Inc., is a producer and promoter of events at top venues in Chicago. React Presents, Inc. owns stakes in North Coast Music Festival and Spring Awakening Music Festival. In addition, React is the talent buyer and promoter for the Congress Theater, a 3,500-capacity live music venue in Chicago, IL and owner of Club Tix, an online ticket sale forum for consumers. We have agreed to purchase this target for total consideration of $18,750,000 comprised of $12,500,000 in cash and $6,250,000 of our shares for a 75% ownership stake in the company. We would have the right to buy the remaining 25% stake in the company in 2014 for five times twenty five percent of the 2014 audited EBITDA of React Presents, Inc.

        ID&T JV North America—SFX and ID&T Holding B.V. (ID&T) have agreed to form a joint venture which will have an exclusive license to use and promote all ID&T brands in North America. ID&T is the largest content provider and producer of international EDM live events. Featured events in North America will include Mysteryland, Sensation and Q-Dance. We have agreed to purchase a 51% interest in the joint venture for total consideration as follows:

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  $12.5 million paid to ID&T on October 30, 2012.

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  SFX will advance to ID&T $7.5 million to be repaid from the proceeds of the JV.

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  At the election of ID&T (a) SFX will issue to ID&T 2,000,000 shares of SFX common stock at the closing of the transactions (at an assumed value of $5 per share) or (b) ID&T will have the right to receive shares of SFX common stock worth $10,000,000, valued at our public offering valuation.

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  SFX will grant to ID&T fully vested warrants to purchase 500,000 shares of SFX common stock with a strike price of $2.50 per share.

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  For a period of five years beginning with fiscal year 2013, if the joint venture has earnings (before interest, taxes, depreciation, and amortization) of $7 million or more for the prior fiscal year, then SFX will grant to ID&T fully vested warrants to purchase 100,000 shares of SFX common stock with a strike price equal to the fair value per share of SFX common stock on the date of grant.

        The transaction will be structured so as to allow the joint venture to be consolidated with SFX for accounting purposes.

        In addition, SFX will be entitled to appoint a co-CEO and the CFO of the joint venture, and ID&T will be entitled to appoint a co-CEO and the Chief Creative Officer (who will have creative control over the brands that the joint venture uses and the events for which they are used).

        Additionally, SFX will have the right to purchase any of these shares, to the extent held by ID&T, for a period of five years after the closing of the transactions, as further described in the binding term sheet. If SFX does not achieve a listing on a national securities exchange by May 26, 2014, then ID&T can require that SFX purchase for an aggregate purchase price of $10 million all of the shares and warrants held by ID&T.

        If the definitive documentation has not been prepared by January 1, 2013, then the parties will operate in good faith under the terms of the term sheet as if the transaction had closed on January 1, 2013 pursuant to definitive documents.

Our Markets

        We plan to undertake aggressive efforts to expand into additional markets in the future through the acquisition of regional and local live music concert promoters with established operations in a target market. By adding new markets within a region, we expect to create the possibility for artists and agents to create tours in those markets, while at the same time unifying our customers across a broader region. We have developed and identified prospective markets where we can develop business and we believe we can move into these markets in the coming years if we are able to raise adequate capital. The ability to expand into new markets, promote more EDM concerts and festivals and provide an EDM experience for more fans will enable us to grow our business.

Marketing

        We use a number of mediums to reach our customers and promote EDM events, including email, text messaging, social media, Facebook, flier distribution, poster placement, word-of-mouth, video, YouTube, telephone and direct mail. We will focus on using the Internet to connect fans of EDM, as well as to promote our events.

        While we give our regional and local promoters the freedom to promote shows as they deem fit, email marketing, social media, and text messaging are our top three mediums of advertising. These channels are used on a constant basis and are the focus of most of our advertising budget. These methods have proven to be the most cost effective way to reach our target audience. We collect email addresses through ticket sales as well as attendee "sign ups" at the shows we produce.

        Our promotional budget varies from show to show. We work closely with our regional and local promoters to prepare an advertising and promotions budget that best suits a particular event. Concerts or festivals that will garner more interest and attract larger volumes of fans will warrant a larger promotional budget than those events expected to attract fewer people. Where a particular show warrants a larger budget we may substantially increase our promotional budget to include broader channels such as television, radio, internet ads, giveaways, mall kiosks, local newspaper or magazine ads and articles.

        In addition to advertising on our website to promote events, we seek to generate additional revenues and to create cross-marketing opportunities from the sale of advertisements and sponsorship opportunities for companies seeking to reach our demographic markets.

Competition

        Competition in the live entertainment industry is intense. We believe that we compete primarily on the basis of our ability to deliver quality music products, sell tickets and provide enhanced fan and artist experiences. We believe that our primary strengths include:

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  the quality of service delivered to our artists, fans and corporate sponsors;

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  our track record in promoting and producing live EDM events in our target markets;

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  our strong relationships with artists, DJs, booking agents, promoters, venue operators and ticketing agents;

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  distribution platform (venues);

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  the scope and effectiveness in our expertise of marketing and sponsorship programs; and

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  our financial stability.

        Although we believe that our offerings currently compete favorably with respect to such factors, we cannot provide any assurance that we can maintain our competitive position against current and potential competitors, especially those with significantly greater brand recognition, financial, marketing, service, support, technical and other resources.

        In the markets in which we promote electronic dance music concerts, we face competition from promoters and venue operators. We believe that barriers to entry into the promotion services business are low and that certain local promoters are increasingly expanding the geographic scope of their operations.

        Our main competitors in the live music industry include Live Nation, AEG, Warehouse Live, Insomniac, Kaos Entertainment, C3 Concerts, Real Music Events, Slow Motion Music, SDC, Gritsy and Reverse, in addition to numerous smaller regional companies that operate in our markets. Our competitors compete with us in all cities and locations for tickets sales, artist bookings, electronic music and concert attendees, venues, sponsorships, and production equipment. Many of our competitors are larger companies with significant operations and a higher profile in the industry. However, we have expertise in the live music industry and the EDM genre, in particular, and we work with the leading EDM artists and DJs in the world, which helps us to be competitive in this music segment.

Government Regulations

        We are subject to federal, state and local laws, both domestically and internationally, governing matters such as operation of the venues and the hosting and promoting of live electronic dance music events, as well as:

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  licensing, permitting and zoning, including noise ordinances;

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  human health, safety and sanitation requirements;

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  the service of food and alcoholic beverages;

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  working conditions, labor, minimum wage and hour, citizenship and employment laws;

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  compliance with the United States Americans with Disabilities Act (ADA);

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  compliance with United States Foreign Corrupt Practice Act (FCPA) and similar regulations in other countries;

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  sales and other taxes and withholding of taxes;

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  privacy laws and protection of personally identifiable information;

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  historic landmark rules; and

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  environmental protection.

        We believe that we are in material compliance with these laws. The regulations relating to our food service in our venues are many and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food, the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level. Above all, we are committed to maintaining the highest standards of safety, health and security for our fans at every one of our events.

        We also must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the customer. Although we generally hire outside vendors to provide these services at our larger operated venues and regularly sponsor training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor customers will not be served or that liability for their acts will not be imposed on us.

        We are also required to comply with the ADA and certain state statutes and local ordinances that, among other things, require that places of public accommodation, including both existing and newly constructed venues, be accessible to customers with disabilities. The ADA requires that venues be constructed to permit persons with disabilities full use of a live entertainment venue. The ADA may also require that certain modifications be made to existing venues to make them accessible to customers and employees who are disabled. In order to comply with the ADA and other similar ordinances, we may face substantial capital expenditures in the future.

        We are required to comply with the laws of the countries we operate in and also the FCPA regarding anti-bribery regulations. These regulations make it illegal for us to pay, promise to pay or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

        We are required to comply with federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.

        From time to time, governmental bodies have proposed legislation that could have an effect on our business. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. More recently, some jurisdictions have proposed legislation that would restrict ticketing methods and mandate ticket inventory disclosure.

Intellectual Property

        It is our practice to protect our trademarks, brands, patents and other original and acquired works. Our registered trademarks include the word mark "World's Largest Paint Party". We believe that our trademarks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our services. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights.

Properties

        We occupy approximately 11,917 square feet of office space at our headquarters in New York, New York under a lease that expires in February 2015. We also occupy approximately 2,400 square feet of storage space in Hollywood, Florida under a lease that expires in August 2014. We occupied approximately 1,046 square feet of office space in Charlotte, North Carolina under a lease that expired on November 1, 2012.

Employees

        As of November 9, 2012, we had approximately 25 full-time employees, of which approximately 5 were employed as promoters.

        Our staffing needs vary significantly throughout the year. Therefore, we also employ part-time and/or seasonal employees, primarily for our live electronic dance music events. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We believe that we enjoy good relations with our employees. From time to time, we utilize the services of independent contractors to perform various services.

MANAGEMENT

        Our executive officers and directors and their respective ages and positions as of November 9, 2012, are as follows:

Name	Age	Position
Robert F.X. Sillerman	64	Chief Executive Officer and Chairman of the Board of Directors
Mitchell Slater	51	Vice Chairman of the Board of Directors
Edward Simon	66	Director
Joseph F. Rascoff	67	Director
John Miller	67	Director
Dr. Andrew N. Bazos	50	Director
Shelly Finkel	67	President
Timothy Clyne	51	Interim Chief Financial Officer and Interim Chief Accounting Officer

        Robert F.X. Sillerman has been the Chairman of our board of directors and Chief Executive Officer since our inception. He has served as Executive Chairman of the Board of Directors of Viggle Inc. (formerly, Function(x) Inc.) since February 2012 and as its Chief Executive Officer since June 2012. He has, since January 2008, served as Chairman and Chief Executive Officer of Circle Entertainment Inc. Mr. Sillerman also served as the Chief Executive Officer and Chairman of CKX, Inc. from February 2005 until May 2010. From August 2000 to February 2005, Mr. Sillerman was Chairman of FXM, Inc., a private investment firm. Mr. Sillerman is the founder and has served as managing member of FXM Asset Management LLC, the managing member of MJX Asset Management, a company principally engaged in the management of collateralized loan obligation funds, from November 2003 through April 2010. Prior to that, Mr. Sillerman served as the Executive Chairman, a Member of the Office of the Chairman and a director of SFX Entertainment, Inc., from its formation in December 1997 through its sale to Clear Channel in August 2000.

        Mitchell Slater has been the Vice Chairman of the board of directors since October 2012. Mr. Slater is a seasoned operator and a long-time associate of Mr. Sillerman having served as COO of CKX, Inc., as Executive VP of FXM Investment Corporation, and as Executive VP of the original SFX Entertainment. Mr. Slater is a former Board member and current Observer to the Board of Trustees of Muhlenberg College, a member of the Board of Trustees of The Garden School, and former President and current member of the Board of Directors of Lifebeat, a non-profit music organization that fosters HIV/AIDS prevention. Mr. Slater came to know Mr. Sillerman when he sold his concert promotions company Delsener/Slater to SFX Broadcasting in 1996.

        Edward Simon has served on our board of directors since October 2012. Mr. Simon is president of PS Broadway Holdings, an entertainment management company providing artist services in concert production, music publishing, contract negotiations, and business management.

        Joseph F. Rascoff has served on our board of directors since October 2012. Mr. Rascoff is a business manager for musical artists. As a co-founder of The RZO Companies, since 1978 he has represented artists in recording contract negotiations, music publishing administration, licensing, royalty compliance, and touring. He has also produced worldwide tours for, among others, the Rolling Stones, U2, and Simon & Garfunkel. From 1974 to 1978, Mr. Rascoff was an audit partner in Hurdman and Cranstoun, a predecessor accounting firm of KPMG. Since 2005, Mr. Rascoff has been a Director of Van Wagner Communications LLC, a privately held advertising and media company. Since February, 2011, he has been a Director and Chairman of the Audit Committee of Viggle Inc., a publicly traded media company. He has served as a Trustee of The University of Pennsylvania (1992-1996), is on the Board of Overseers of the University of Pennsylvania Libraries, and was formerly (2005-2011) President of the Board of Trustees of The Bishop's School, La Jolla, California. Mr. Rascoff is a graduate of The Wharton School, The University of Pennsylvania.

        John Miller has served on our board of directors since October 2012. Mr. Miller is the Chief Investment Officer of W.P. Carey & Co. LLC, a net lease real estate company. Mr. Miller is also a founder and Non-Managing Member of StarVest Partners, L.P., a $150 million venture capital investment fund formed in 1998. From 1995 to 1998 Mr. Miller was President of Rothschild Ventures Inc., the private investment unit of Rothschild North America, a subsidiary of the worldwide Rothschild Group. He was also President and CEO of Equitable Capital Management Corporation, an investment advisory subsidiary of The Equitable, where he worked for 24 years beginning in 1969. From February 2005 through January 2009, when he resigned, Mr. Miller served as a director of CKX, Inc. Since February 2011, he has been a Director of Viggle, Inc., a publicly traded media company. Mr. Miller was also a director of Circle Entertainment Inc. from January 2009 to August 2012.

        Andrew N. Bazos, M.D. has served on our board of directors since November 2012. Dr. Bazos is an orthopedic surgeon specializing in sports medicine, arthroscopy, knee and shoulder surgery. Dr. Bazos earned a degree with honors in biochemistry from Harvard University and graduated from Yale University School of Medicine. Following a general surgery internship at Columbia-Presbyterian Medical Center in New York City, Dr. Bazos completed his residency training at Columbia-Presbyterian's New York Orthopedic Hospital. Since that time, he has co-authored numerous clinical research projects and international presentations. Dr. Bazos completed a fellowship in Sports Medicine and Arthroscopy at NYU-Hospital for Joint Diseases in New York City in 1993. After being awarded the position of medical director and house physician for Yankee Stadium in 1989, Dr. Bazos went on to found Sports & Entertainment Physicians, PC which focuses on comprehensive medical coverage for large-capacity venues in the greater New York City area. In addition to his ongoing role at Yankee Stadium providing venue coverage, Dr. Bazos and his company serve in a similar capacity at Madison Square Garden and the US Tennis Open. Dr. Bazos also serves as Tournament Physician at the Big East Basketball Championships. He is board-certified by The American Board of Orthopedic Surgery. Dr. Bazos is a partner at Western Connecticut Orthopedic Specialists, PC and serves as an Associate Clinical Professor of Orthopedic Surgery in the Sports Medicine Department at NYU-Hospital for Joint Diseases in New York City, where he maintains operating privileges and keeps office hours.

        Sheldon Finkel has been our President since October 2012. He was Chairman and Chief Executive Officer of Sagebrush Gold Ltd. and its wholly owned subsidiary, Empire Sports & Entertainment Holdings Co., from September 2010 until September 2011. Mr. Finkel is most known as an American boxing and music manager and promoter, having managed and promoted boxing fighters since 1980 until 2010. Finkel was selected by the Boxing Writers Association of America as manager of the year in 1990 and 1993. In June 2010, he was inducted into the Boxing Hall of Fame. From 2006 to 2010, Mr. Finkel was the President of Shelly Finkel Management Inc., a business specializing in the management of professional fighters, including world-class boxers such as Mike Tyson and Manny Pacquaio. In addition during 2006 through 2010, Mr. Finkel handled a number of business ventures and negotiated opportunities for boxing heavyweight fighters Vitali and Wladmir Klitschko. Prior to his career in boxing, he was a music manager, producing the Watkins Glen Summer Jam concert in 1973, that featured the Grateful Dead, Allman Brothers and The Band.

        Timothy Clyne has been our Interim Chief Financial Officer and Interim Chief Accounting Officer since August 2012. Mr. Clyne is an executive with over 20 years of senior financial management experience at both public and private entertainment companies. He most recently served as the chief financial officer at RHI Entertainment and prior thereto at Hallmark Entertainment.

Board Composition and Election of Directors

        Our board of directors consists of six directors, with each director being elected to serve until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified. All elections for the board of directors will be decided by a plurality of the votes cast by the stockholders entitled to vote on such matter.

Director Independence

        Our board of directors has determined that Edward Simon, Joseph F. Rascoff, John Miller and Dr. Andrew Bazos satisfy the criteria for independence under both NASDAQ and SEC rules for independence of directors and of committee members. Our board of directors consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in the NASDAQ listing standards. Based on these standards, our board of directors has affirmatively determined that each of our non-employee directors is "independent," as defined by the current rules under the listing standards of NASDAQ. Thus, four of our six directors are independent under the listing standards of NASDAQ. We currently have a fully independent compensation committee, corporate governance and nominating committee, and audit committee.

        We have agreed under the subscription agreements with three of our investors, that following the closing of this offering, we will comply with the corporate governance rules of The Nasdaq Stock Market LLC as if we are a NASDAQ listed company, including but not limited to, shareholder approval, related party transactions, and board independence requirements (subject to any phase-in periods that would be applicable to a company listing on the exchange).

Board Structure

        Our governance structure combines the roles of principal executive officer and Chairman. Mr. Sillerman has served as both Chairman and CEO of the Company since our formation. The board of directors continues to believe there are important advantages to Mr. Sillerman serving in both roles at this time. Mr. Sillerman is the director most familiar with our Company's business and industry and is best situated to propose the board of directors' agendas and lead board discussions on important matters. Mr. Sillerman provides a strong link between management and the board of directors, which promotes clear communication and enhances strategic planning and implementation of corporate strategies. Another advantage is the clarity of leadership provided by one person representing the Company to employees, stockholders and other stakeholders. The board of directors has named Mr. Miller as its lead independent director.

        Our independent directors, having only recently been elected to the board of directors, expect to hold executive sessions at which only independent directors are present in connection with regularly scheduled board meetings, but no less than twice a year.

        Our board of directors monitors our exposure to a variety of risks through our audit committee. Our audit committee charter gives the audit committee responsibilities and duties that include discussing with management, the internal audit department and the independent auditors our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees reports to the board of directors as they deem appropriate, and as the board of directors may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

  Audit committee

        The audit committee is responsible for, among other matters, assisting the board of directors in fulfilling the board of directors' oversight responsibility relating to: the quality and integrity of our financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of our internal audit function; the independent auditors' qualifications, independence, performance and compensation; our compliance with ethics policies and legal and regulatory requirements; and review of related person transactions.

        Our audit committee consists of Messrs. Simon, Rascoff, and Miller and Mr. Rascoff serves as the chairperson. Our board of directors has affirmatively determined that each member meets the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NASDAQ rules. In addition, our board of directors has determined that Mr. Rascoff and Mr. Miller qualify as our "audit committee financial experts," as such term is defined in Item 401(h) of Regulation S-K.

  Compensation committee

        The compensation committee is responsible for, among other matters: reviewing key employee compensation goals, policies, plans and programs; reviewing and approving the compensation of our chief executive officer and other executive officers; reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and administering our stock plans and other incentive compensation plans.

        Our compensation committee consists of Messrs. Simon, Rascoff, and Miller and Mr. Miller serves as the chairperson. Our board of directors has affirmatively determined that each member meets the definition of "independent director" for purposes of serving on a compensation committee under applicable SEC and NASDAQ rules.

  Corporate governance and nominating committee

        Our corporate governance and nominating committee is responsible for, among other matters: identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board of directors' duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles; reviewing and approving any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K); reviewing and approving the compensation of our directors; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

        Our corporate governance and nominating committee consists of Messrs. Simon, Rascoff, and Miller and Mr. Simon serves as the chairperson. Our board of directors has affirmatively determined that each member meets the definition of "independent directors" for purposes of serving on a corporate governance and nominating committee under applicable SEC and NASDAQ rules.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The code of business conduct and ethics and the written charters for the audit committee and compensation committee will be available on our website. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

        The Company maintains an insider trading policy that provides that the Company's personnel may not buy, sell or engage in other transactions in the Company's stock while aware of material non-public information and that restricts trading in Company securities for a limited group of Company employees (including executive officers and directors) to defined window periods that follow our quarterly earnings releases.

        None of our directors or executive officers, nor any associate of such individual, are involved in a material legal proceeding adverse to us or any of our subsidiaries or our joint ventures.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

 COMPENSATION DISCUSSION AND ANALYSIS

        Our "named executive officers" for 2011 consisted of Robert F.X. Sillerman who was the sole director and officer in 2011 of SFX Entertainment Inc. (which we subsequently acquired pursuant to the share exchange with this company and its stockholders in June 2012). Mr. Sillerman did not receive any compensation for services or any service related awards of stock or options in 2011.

        The compensation of each of our other current executive officers is based on individual terms that has formerly been approved by our board of directors. On a going forward basis, our compensation committee will review and approve the compensation of our executive officers. SFX is a relatively new company and only recently began making payments to our executive officers pursuant to their employment agreements or arrangements, as more fully described below under "—Employment Arrangements." Consequently, the consideration of our compensation programs to date has been limited.

        We expect to more fully develop our compensation plans going forward by using a combination of data regarding historical pay, publicly available compensation data for public companies that are engaged in our industry, in related industries, or that possess size or other characteristics which are similar to ours, and data which may be obtained by a compensation consultant for us on public and private companies. We also expect to consider other factors, including but not limited to:

  •
  the individual's background, training, education and experience;

  •
  the individual's role with us and the compensation paid to individuals in similar roles in the companies we consider to have characteristics similar to ours;

  •
  the market demand for specific expertise possessed by the individual;

  •
  the goals and expectations for the individual's position and his or her success in achieving these goals; and

  •
  a comparison of the individual's pay to that of other individuals within the company with similar title, role, experience and capabilities.

Overview of Compensation Program

        We do not have a definitive compensation program in place. We expect that a key element of our philosophy on senior executive compensation will be to ensure that all elements of our compensation program work together to attract, motivate and retain the executive, managerial and professional talent needed to achieve our strategy, goals and objectives. Our Company and the compensation committee are committed to the principles inherent in paying for performance and we expect that we will structure the compensation program to deliver rewards for exemplary performance and to withhold rewards and impose other consequences in the absence of such performance.

Components of Compensation for Executive Officers

        The key elements of annual executive compensation are base salary, other than with respect to Mr. Sillerman and Mr. Slater, annual performance incentive awards and long-term incentive awards. In considering appropriate levels of annual and long-term incentive compensation, we take into account the extent to which existing incentives, including each executive's existing stock ownership in us and the existence or lack of any vesting provisions or restrictions on resale with respect thereto, provide a sufficient degree of economic incentive to continue our success.

Base Salary

        The compensation committee will annually review the base salaries of the chief executive officer and other executive officers of our company. As described further below, Mr. Sillerman and Mr. Slater will receive an annual base salary of one dollar per annum. The arrangement with Mr. Sillerman and Mr. Slater to request no material salary is based on our belief that, beginning with their involvement in the formation of the company and an interest in maximizing our stockholder value, their compensation should be tied to generating stockholder returns through growth in value of our common stock. The salaries of our other executive officers were set to reflect the nature and responsibility of each of their respective positions and to retain a management group with a proven track record.

Annual Incentives

        While we believe that annual incentive compensation motivates executives to achieve exemplary results, no formal annual incentive compensation plan for our executive officers has been adopted to date. In large part, this decision reflects the view, jointly held by management and the members of the compensation committee, that during the formative phase in our development, we should approach compensation cautiously.

Equity Incentive Plan

        We have not adopted a formal equity incentive compensation plan yet, but we intend to do so prior to the closing of this offering.

Employment Arrangements

        We believe that entering into employment agreements with our most senior executives will help ensure that our core group of managers will be available to us and our stockholders on a long-term basis. At this time, we have agreed to compensation arrangements with our executive officers but only one arrangement has been memorialized in an executed employment agreement, as discussed below.

        We have agreed to a compensation arrangement with Robert F.X. Sillerman for his service as Chief Executive Officer in which his annual salary is one dollar with an annual bonus and salary increase to be determined in the discretion of the compensation committee. The term of the arrangement will be for five years from the date of entry into the employment agreement. The employment agreement with Mr. Sillerman will also provide for payments upon certain terminations and change in control events, in addition to certain restrictive covenants that are currently under negotiation.

        We have agreed to a compensation arrangement with Mitchell Slater for his service as Vice Chairman in which his annual salary is one dollar with an annual bonus and salary increase to be determined in the discretion of the compensation committee. The term of the arrangement will be five years from the date of entry into the employment agreement. The employment agreement with Mr. Slater will also provide for payments upon certain terminations and change in control events, in addition to certain restrictive covenants that are currently under negotiation.

        We have agreed to a compensation arrangement with our President, Shelly Finkel, in which his annual base salary is $300,000 with an annual bonus and salary increase to be determined in the discretion of the compensation committee. The term of the arrangement is for five years, effective January 1, 2012. The employment agreements with Mr. Finkel will also provide for payments upon certain terminations and change in control events, in addition to certain restrictive covenants that are currently under negotiation.

        On August 20, 2012, we entered into an employment agreement with Timothy Clyne for his service as our Interim Chief Financial Officer and Interim Chief Accounting Officer. The term of the agreement is through December 1, 2012. Mr. Clyne's base salary is $350,000 per annum with an interim bonus of $150,000 per annum that is paid pro rata during regular pay periods. In the event that Mr. Clyne is terminated by us at any time prior to or on December 1, 2012, Mr. Clyne will be entitled to receive as severance (i) an option grant for the purchase of 20,000 shares, having an exercise price of $2.00 per share, with a term of seven years, and (ii) a cash payment of $25,000. Further, we have agreed that, in the event that Mr. Clyne is hired as our Chief Financial Officer on or before December 1, 2012, we will enter into an employment agreement with him containing a three year term with a base salary of $350,000 and a guaranteed first year bonus. Also, he would receive an option grant for the purchase of 225,000 shares, half of such options having an exercise price of $2.00 per share with the other half having an exercise price of $4.00 per share, with a term of seven years, such options to be subject to no more than four years of vesting requirements to be established by the compensation committee.

Options

        Because of the direct relationship between the value of an option and the market price of our common stock, we believe that granting stock options is a superb method of motivating our executive officers and other key employees to manage our Company in a manner that is consistent with the interests of our Company and our stockholders. We will grant option awards to our executive officers and key employees based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. However, there is no set formula for the granting of awards to individual executives or employees. Option awards generally will reflect our board's assessment of the influence an employee's position has on stockholder value. The number of options awarded from year to year, on a going forward basis by our compensation committee, may vary up or down from prior year awards based on the level of an individual executive officer's contribution to the Company in a particular year, determined in part on the recommendation of the Chief Executive Officer. Some factors to be considered by the compensation committee will include past grants to the individual, total compensation level (relative to other executives and relative to market data), contributions to the Company during the last completed fiscal year, potential for contributions in the future, and as a component of competitive total compensation based on market data.

        We agreed to grant certain executive officers options to purchase our common stock in order to retain their services during our formation. These grants remain subject to approval by the compensation committee of the board of directors and the continued employment of the officer for six months following the adoption of our equity compensation plan. The options will be priced to reflect the timing of the original agreement to grant the options.

Director Compensation

        Effective as of November 1, 2012, our board of directors approved a compensation program pursuant to which we provide the following compensation to our non-employee directors:

  •
  quarterly payments of $12,500;

  •
  $1,000 for attendance at committee meetings;

  •
  quarterly fees of $3,750 for chairmanship of each of the compensation committee and the governance and nominating committee and $5,000 for chairmanship of the audit committee; and

  •
  initial grants of stock options to purchase 100,000 shares of common stock, having an exercise price of $4.00 per share. The options vest as follows: 25,000 options at the time of grant and three equal installments of 25,000 options upon the next three anniversaries of the initial grant date.

        We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Individuals and Entities Affiliated with Directors and Executive Officers

        In February 2012, SFX Entertainment Inc. issued and sold an aggregate of 36,000,000 shares of its common stock at par to our founder Robert F.X. Sillerman and affiliated funds controlled by him. We subsequently acquired SFX Entertainment Inc. pursuant to those certain Share Exchange Agreements between SFX Entertainment Inc., us, and the stockholders of SFX Entertainment Inc. when the stockholders exchanged all of the shares of SFX Entertainment for a like amount of shares of our common stock.

        Pursuant to a certain nominee agreement, dated on or about June 5, 2012, six record holders of our common stock, including Robert F.X. Sillerman and funds controlled by him, assigned all of their title and interest in an aggregate of 36,000,000 shares, to Robert F.X. Sillerman, our Chairman and Chief Executive Officer.

        On October 29, 2012, we issued and sold 2,500,000 shares of our common stock at a price per share of $4.00 to our founder Robert F.X. Sillerman for an aggregate purchase price of $10,000,000. The proceeds to the Company were used to pay our initial acquisition costs in our joint venture arrangement with ID&T. Our board of directors has agreed that Mr. Sillerman may sell these shares to unaffiliated third persons during our capital raising process.

        During 2012, we have had a shared services arrangement with Circle Entertainment Inc. (Circle), a company substantially owned and controlled by Robert F.X. Sillerman, pursuant to which we are required to pay Circle for shared office space and office support services, as well as the use of certain of Circle's legal and secretarial employees. Effective as of September 30, 2012, we incurred costs under this arrangement of approximately $201,000 in 2012.

        During 2012, we have had a shared services arrangement with Viggle, Inc. (Viggle), a company substantially owned and controlled by Robert F.X. Sillerman, pursuant to which we are required to pay Viggle for certain tax, accounting, and financial processing services incurred on our behalf. Effective as of September 30, 2012, we incurred costs under this arrangement of approximately $43,000 in 2012.

        Pursuant to the June 2012 subscription agreements with two separate investors with respect to an aggregate of 5,750,000 shares, our Chairman and Chief Executive Officer, Robert F.X. Sillerman, granted certain tag-along rights to the three investors that would permit them to participate in any transfer to an unaffiliated third-party by Robert F.X. Sillerman and/or his affiliates of their shares in the Company. These tag-along rights expire at the time the SEC declares effective a registration statement on Form S-1 of the company that covers a primary offering or a secondary offering for the accounts of others.

        We have entered into compensation arrangements or employment agreements with our executive officers. For a detailed description of these arrangements or agreements see "Compensation Discussion and Analysis—Employment Arrangements" above.

Indemnification

        Our certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, we have entered into indemnification agreements with our directors.

Policies and Procedures for Related Person Transactions

        In accordance with the terms of the charter of our governance and nominating committee, the governance and nominating committee must review and approve the terms and conditions of all related party transactions.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        We had 47,286,467 shares of common stock outstanding as of November 9, 2012, which were owned by 16 equity holders.

        The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the shares of our common stock offered hereby, by:

  •
  each person known to own beneficially more than 5% of the capital stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock. Unless otherwise indicated, the address of each person or entity listed below is the Company's principal executive office.

        Certain of the persons named below are also selling stockholders. See "Selling Stockholders" for information regarding the shares held by these selling stockholders that are being registered for resale pursuant to this registration statement.

Name and Address of Beneficial Owners	Common Stock Beneficially Owned	Percent of Class
5% Stockholders
Robert F.X. Sillerman(1)	38,500,000	81.4%
Entertainment Events Funding LLC(2)	4,000,000	8.5%
Baron Small Cap Fund(3)	2,500,000	5.3%
Officers and Directors
Robert F.X. Sillerman(1)	38,500,000	81.4%
Mitchell Slater	—	*
Edward Simon(4)	25,000	*
Joseph F. Rascoff(4)	25,000	*
John Miller(4)	25,000	*
Dr. Andrew N. Bazos(4)	25,000	*
Shelly Finkel	—	*
Timothy Clyne	—	*
ALL DIRECTORS AND EXECUTIVE OFFICERS (Eight Persons)	38,600,000	81.6%

*
Less than 1%

(1)
Pursuant to a certain nominee agreement, dated on or about June 5, 2012, six record holders of our common stock, including Robert F.X. Sillerman and funds controlled by him, have assigned all of their title and interest in an aggregate of 36,000,000 shares, to Robert F.X. Sillerman.

(2)
The address of Entertainment Events Funding LLC is c/o Och-Ziff Capital Investments LLC, 9 West 57th Street, New York, NY 10019.

(3)
The address of Baron Small Cap Fund is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(4)
Consists of exercisable options.

SELLING STOCKHOLDERS

        This prospectus covers the resale by the selling stockholders identified below of 8,786,467 shares of our common stock. The selling stockholders acquired our securities pursuant to the following private placement transactions:

  •
  in the June 2012 Disco Productions acquisition, we issued in a private placement an aggregate of 1,000,000 of our shares to the seller of this acquisition target;

  •
  in the July 2012 Life in Color acquisition, we issued in a private placement an aggregate of 786,467 of our shares to the sellers of this acquisition target;

  •
  a private placement on October 29, 2012 with an existing stockholder in which we issued 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5,000,000;

  •
  a private placement on June 19, 2012, pursuant to which SFX Entertainment Inc. issued and sold an aggregate of 4,000,000 shares of common stock at a price per share of $2.50 for an aggregate purchase price of $10,000,000 to one investor;

  •
  a private placement on June 19, 2012, pursuant to which SFX Entertainment Inc. issued and sold an aggregate of 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5,000,000 to one investor; and

  •
  a private placement on June 19, 2012, pursuant to which SFX Entertainment Inc. issued and sold an aggregate of 500,000 shares of common stock at a price per share of $5.00 for an aggregate purchase price of $2,500,000 to one investor.

        With respect to the three June 19, 2012 private placements by SFX Entertainment Inc., on June 19, 2012, we, SFX Entertainment Inc., and each of the three investors entered into certain Share Exchange Agreements, pursuant to which all of the stockholders of SFX Entertainment Inc. exchanged all of the shares of SFX Entertainment Inc. for a like amount of shares of our common stock. Following the share exchange, SFX Entertainment Inc. became our wholly owned subsidiary and the former stockholders of SFX Entertainment Inc. become our stockholders.

        At the time of each purchase by the selling stockholders of the shares offered hereby, each selling stockholder represented that the selling stockholder's shares were purchased for the selling stockholder's own account, for investment and not with a view to the distribution of those shares. None of our selling stockholders received any of our securities as compensation for underwriting services. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

        None of the selling stockholders has been an officer or director of ours or any of our predecessors or affiliates within the past three years. Except as disclosed in the footnotes below, no selling stockholder had a material relationship with the Company or any of its affiliates within the last three years. Except as disclosed in the footnotes below, none of the selling stockholders is affiliated with a broker dealer.

        The following table and the accompanying footnotes are based in part on information supplied to us by the selling stockholders. The table and footnotes assume that the selling stockholders will sell all of the shares listed. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long the selling stockholders will hold the shares before selling them.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of November 9, 2012 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted in the footnotes below, we believe the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below.

			Shares Beneficially Owned Following Offering
	Number of Shares Beneficially Owned Prior to Offering
		Number of Shares Offered hereby
Beneficial Owner			#(1)	%(2)
Entertainment Events Funding LLC	4,000,000	4,000,000	0	*
Baron Small Cap Fund	2,500,000	2,500,000	0	*
The Gordon & Dana Crawford Trust, UTD 8/23/77	500,000	500,000	0	*
Disco Productions, Inc.	1,000,000	1,000,000	0	*
Sebastian Solano	222,275	222,275	0	*
Paul Campbell	222,275	222,275	0	*
Lukasz Tracz	222,275	222,275	0	*
Patryk Tracz	99,642	99,642	0	*
Eric Fuller	10,000	10,000	0	*
Collyns Stenzel	10,000	10,000	0	*

*
Less than 1%

(1)
Assumes all shares offered hereby are sold by each selling stockholder.

(2)
Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities and includes securities that are or will become exercisable within 60 days.

 PLAN OF DISTRIBUTION

        The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. As used herein, "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. The selling stockholders may only sell their shares of our common stock pursuant to this prospectus at a fixed price of $    per share until such time as our common stock is quoted on the OTCBB or another public trading market for our common stock otherwise develops. At and after such time, these dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  •
  ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

  •
  block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  agree with a broker-dealer to have such broker-dealer sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-details that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        The selling stockholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144, provided that they meet the criteria and conform to the requirements of that rule.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus, as it may be supplemented or amended from time to time, available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

        As of November 9, 2012, 47,286,467 shares of our common stock were issued and outstanding, which were owned by 16 stockholders. Our certificate of incorporation provides that our authorized capital stock will consist of an aggregate number of 300,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Voting

        The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote.

Dividend Rights

        Holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities.

Conversion, Redemption and Preemptive Rights

        Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights, other than as set forth in this prospectus.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

        Pursuant to certain registration rights agreements entered into by us with the sellers in the Disco acquisition and the LIC acquisition with respect to an aggregate of 1,786,467 of our shares, if we propose to file a registration statement under the Securities Act relating to an offering for our own account (other than the initial registration statement relating to an offering for our own account) or the account of others, such stockholders are entitled to notice of the registration and have the right to require us to register all or a portion of the registrable shares then held by them, subject to our right and the right of our underwriters to reduce the number of shares proposed to be registered in view of market conditions. Such piggyback registration rights described above shall terminate upon the earlier of (1) December 31, 2014, (2) such time as all of the registrable securities have been disposed of pursuant to and in accordance with the registration statement or Rule 144 of the Securities Act or (3) such time all the registrable securities may be resold pursuant to Rule 144 without volume limitations.

        Pursuant to the June 2012 subscription agreements with two separate investors with respect to an aggregate of 4,500,000 shares, we have also agreed to (i) submit a registration statement to the SEC for our initial public offering (which registers the resale of our outstanding shares or our sale shares for our own account), (ii) use our reasonable best efforts to have such registration statement declared effective under the Securities Act as soon as practicable thereafter, and (iii) use our reasonable best efforts to qualify as an "emerging growth company". We further agreed to use our commercially reasonable efforts to include in such registration statement all shares requested to be included by our shareholders other than Robert F.X. Sillerman and his affiliates, as is practicable, subject to market conditions.

        Registration of these shares under the Securities Act would result in the shares becoming saleable under the Securities Act immediately upon the effectiveness of such registration. Any sales of securities by holders of these shares could adversely affect the trading prices, if any, of our common stock.

Repurchase Rights

        Under a letter agreement with Baron Small Cap Fund, dated October 28, 2012, we agreed, that if the SEC has not declared effective a registration statement covering the resale of the shares of our common stock held by this investor by January 15, 2013, we would repurchase its shares at the initial purchase price over a ten month period on a pro rata basis. As of November 9, 2012, this investor held 2,500,000 million shares of our common stock which were purchased for $4.00 per share.

Pre-emptive Rights

        Under the subscription agreement with Entertainment Events Funding LLC, dated June 19, 2012, we granted such investor standard pre-emptive rights to purchase its pro rata portion of any new securities (other than certain excluded securities) that we may from time to time propose to issue or sell to any party. The investor has five business days to close on the purchase of its pro rata portion of any new securities (other than excluded securities) following notice of the offering. This preemptive rights expires at the time the SEC declares effective a registration statement on Form S-1 that covers a primary offering by the company or a secondary offering for the accounts of others.

        Under a letter agreement with Baron Small Cap Fund, dated October 28, 2012, we agreed, that if the public offering price of (a) our first primary offering of shares or (b) the investor's resale secondary offering of its shares of our stock, is for less than $4.00 per share, we would issue additional shares to the investor so that it would own an aggregate number of shares as if it purchased its shares at the public offering price instead of its $4.00 per share purchase price. We also agreed to issue additional shares to the investor on substantially the same terms as provided in the previous sentence, if we sell shares at an issuance price of less than $4.00 per share at any time prior to the date the SEC declares effective a resale registration statement covering the investor's shares, and we use the proceeds of such stock sale to redeem $10,000,000 of shares that were purchased by Robert F.X. Sillerman from us to fund our ID&T joint venture.

Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws

        Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in our best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Calling of Special Meetings of Stockholders; Advanced Notice Provision

        Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chairman, the President, the Chief Executive Officer, our board of directors, or at the request in writing of the holders of not less than thirty percent of all of the outstanding shares of the corporation entitled to vote. Stockholders are not otherwise permitted to call, or to require that the board of directors call, a special meeting of stockholders.

Board Size; Filling of Vacancies

        Our certificate of incorporation and bylaws provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by a majority vote of our remaining directors in office. Any vacancies in our board of directors, however occurring, will be filled solely by a majority vote of our remaining directors in office.

No Cumulative Voting

        The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not permit cumulative voting.

Amendment of the Bylaws

        Our certificate of incorporation and bylaws provide that the board of directors may adopt, amend or repeal our bylaws. Our certificate of incorporation also permits our stockholders to adopt, amend or repeal the bylaws upon the vote of the holders of a majority of the voting power of the common stock entitled to vote generally in an election of the directors.

Limits on Ability of Stockholders to Elect Directors

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. We have entered into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Our certificate of incorporation provides that the number of directors constituting the whole board of directors may only be fixed by the board of directors. In addition, our certificate of incorporation and bylaws provide that, subject to the rights of holders of any one or more series of preferred stock then outstanding, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies which the holders of any class or classes of stock or series of stock are entitled by the certificate of incorporation to fill) shall, unless otherwise required by resolution of the board of directors, be filled by, and only by, the board of directors pursuant to a resolution adopted by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director.

Limits on Ability of Stockholders to Remove Directors

        Our bylaws provides that any director may be removed, with or without cause, by the stockholders only with the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of stock of the Company entitled to vote generally in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors

        The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breaches of fiduciary duty as a director, except for liability:

  •
  for any breach of a director's duty of loyalty to the Company or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which a director derived an improper personal benefit.

        Our certificate of incorporation and bylaws provide for the indemnification by us of any person serving as a director, officer, employee or other agent to the fullest extent permissible under the Delaware General Corporation Law. In addition, we have purchased a directors' and officers' insurance policy covering our officers and directors for liabilities that they may incur as a result of any action, or failure to act, in their capacity as officers and directors. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

        The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage a stockholder from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might benefit us and our stockholders.

        The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

        We are not subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 of the Delaware General Corporation Law defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

        Upon the completion of this offering, the transfer agent and registrar for our common stock will be    . The transfer agent's address is    .

 SHARES ELIGIBLE FOR FUTURE SALE

Shares Covered by this Prospectus

        As of November 9, 2012, we had 47,286,467 shares of common stock issued and outstanding. All of the 8,786,467 shares of common stock being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of which this prospectus is a part is, and remains, effective. The remaining outstanding shares of our common stock will be deemed "restricted securities" as defined in Rule 144.

Rule 144

        In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale of shares of our common stock, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the current public information requirement.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of (i) one percent of the then outstanding shares of our common stock or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rune 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon the closing of this offering, certain holders of shares of common stock will be entitled to rights with respect to the registration of the sale of these shares under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights" for additional information.

 LEGAL MATTERS

        The validity of the common stock we are offering will be passed upon by Reed Smith LLP, New York, New York for the company.

        Our General Counsel, Howard J. Tytel, is currently Counsel in the Corporate and Securities group of Reed Smith LLP. Prior to joining Reed Smith LLP in February 2012, Mr. Tytel served as the Senior Executive Vice President, Director of Legal and Governmental Affairs and director of CKX, Inc. from February 2005 to February 2012, the Executive Vice President and Director of Legal and Governmental Affairs of FXM, Inc. from August 2000 to February 2005, and the Executive Vice President, General Counsel, Secretary, and director of SFX Entertainment Inc. from December 1997 through August 2000.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission's public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http:/ /www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission's Internet website. Upon closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the Securities and Exchange Commission. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Financial Statements—Dayglow and Affiliates (Predecessor)	F-3
Report of Independent Registered Accounting Firm—PCAOB	F-4
Combined Balance Sheets—December 31, 2011 and 2010	F-5
Combined Statements of Operations and Members' Equity (Deficit)—For the years ended December 31, 2011 and 2010	F-6
Combined Statements of Cash Flows—For the years ended December 31, 2011 and 2010	F-7
Notes to Combined Financial Statements	F-8
Annual Financial Statements—SFX Holding Corporation (Successor)	F-13
Report of Independent Registered Accounting Firm—PCAOB	F-14
Balance Sheet—December 31, 2011	F-15
Statement of Comprehensive Loss—For the period from July 7, 2011 (Inception) through December 31, 2011	F-16
Statement of Cash Flows—For the period ended December 31, 2011	F-17
Notes to Financial Statements	F-18
Interim Financial Statements—Dayglow and Affiliates (Predecessor)	F-21
Combined Balance Sheets—July 31, 2012 (Unaudited) and December 31, 2011 (audited)	F-22
Combined Statements of Operations and Members' Equity (Unaudited)—For the period from January 1, 2012 to July 31, 2012 and January 1, 2011 to September 30, 2011	F-23
Combined Statements of Cash Flows (Unaudited)—For the period from January 1, 2012 to July 31, 2012 and January 1, 2011 to September 30, 2011	F-24
Notes to Combined Financial Statements (Unaudited)	F-25
Interim Financial Statements—SFX Holding Corporation (Successor)	F-30
Consolidated Balance Sheets—September 30, 2012 (Unaudited) and December 31, 2011 (audited)	F-31
Consolidated Statement of Comprehensive Income—For the nine months ended September 30, 2012 (Unaudited)	F-32
Consolidated Statements of Stockholders' Deficit—For the period from January 1, 2011 to December 31, 2011 to September 30, 2012	F-33
Consolidated Statement of Cash Flows—For the nine months ended September 30, 2012 (Unaudited)	F-34
Notes to Consolidated Financial Statements (Unaudited)	F-35
Financial Statements of Acquired Company
Disco Productions, Inc.—Annual statements	F-45
Independent Auditor' Report—AICPA	F-46
Balance Sheets—December 31, 2011 and 2010	F-47
Statements of Income and Accumulated Deficit—For the years ended December 31, 2011 and 2010	F-48
Statements of Cash Flows—For the years ended December 31, 2011 and 2010	F-49
Notes to Financial Statements	F-50

Disco Productions, Inc.—Interim statements	F-55
Balance Sheets—June 19, 2012 (unaudited) and December 31, 2011 (audited)	F-56
Statements of Operations and Accumulated Deficit (Unaudited)—For the period ended June 19, 2012 (Unaudited) and the nine months ended September 30, 2011	F-57
Statement of Cash Flows (Unaudited)—For the period ended June 19, 2012 and for the nine months ended September 30, 2011	F-58
Notes to Unaudited Financial Statements	F-59
Financial Statements of Probable Acquisitions
MMG Nightlife, LLC—Annual statements	F-65
Independent Auditors' Report—AICPA	F-66
Balance Sheets—December 31, 2011 and 2010	F-67
Statements of Income and Members' Equity—For the years ended December 31, 2011 and 2010	F-68
Statements of Cash Flows—For the years ended December 31, 2011 and 2010	F-69
Notes to Financial Statements	F-70
MMG Nightlife, LLC—Interim statements	F-73
Balance Sheets—September 30, 2011(unaudited) and December 31, 2011 (audited)	F-74
Unaudited Statements of Income and Members' Equity (Deficit)—For the nine months ended September 30, 2011 and 2012	F-75
Unaudited Statements of Cash Flows—For the nine months ended September 30, 2012 and 2011	F-76
Notes to Financial Statements (Unaudited)	F-77
The Opium Group LLC—Annual statements	F-80
Report of Independent Certified Public Accountants—AICPA	F-81
Combined Balance Sheets—December 31, 2011 and 2010	F-82
Combined Statements of Income—For the years ended December 31, 2011 and 2010	F-83
Combined Statements of Change in Members' Equity—For the years ended December 2011 and 2010	F-84
Combined Statements of Cash Flows—For the years ended December 31, 2011 and 2010	F-85
Notes to Combined Financial Statements	F-86
The Opium Group LLC—Interim statements	F-97
Combined Balance Sheets—September 30, 2011(unaudited) and December 31, 2011 (audited)	F-98
Combined Statements of Income (Unaudited)—For the nine months ended September 30, 2011 and 2012	F-99
Combined Statement of Cash Flows (Unaudited)—For the nine months ended September 30, 2012 and 2011	F-100
Notes to Combined Interim Financial Statements (Unaudited)	F-101

Dayglow and Affiliates
(Limited Liability Companies)

Report of Independent Registered Accounting Firm

To the Members
Dayglow and Affiliates (limited liability companies)
Miami, Florida

        We have audited the accompanying combined balance sheets of Dayglow and Affiliates (limited liability companies) (the "Company") as of December 31, 2011 and 2010, and the related combined statements of operations, members' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Dayglow and Affiliates (limited liability companies) at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

November 1, 2012

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Dayglow and Affiliates
(Limited Liability Companies)

Combined Balance Sheets

December 31,	2011	2010
Assets
Current:
Cash	$44,414	$15,010
Accounts receivable	157,563	—
Prepaid event expenses	253,570	—
Other current assets	95,763	2,570

Total Current Assets	551,310	17,580
Property and Equipment, Net (Note 3)	559,315	2,523

	$1,110,625	$20,103

Liabilities and Members' Equity (Deficit)
Current Liabilities:
Accounts payable	$83,397	$3,238
Accrued expenses	316,013	—
Deferred revenue	662,797	—
Note payable (Note 4)	83,333	—

Total Current Liabilities	1,145,540	3,238
Note Payable (Note 4)	16,667	—
Loans Payable—Members (Note 2)	565,000	—

Total Liabilities	1,727,207	3,238
Commitments (Note 5)
Members' Equity (Deficit) (Note 6)	(616,582)	16,865

	$1,110,625	$20,103

See accompanying summary of significant accounting policies and notes to combined financial statements.

Dayglow and Affiliates
(Limited Liability Companies)

Combined Statements of Operations and Members' Equity (Deficit)

Year ended December 31,	2011	2010
Revenues	$9,606,232	$1,131,488
Operating Expenses:
Direct operating expenses	8,572,487	833,416
Selling, general and administrative expenses	1,142,495	250,884
Depreciation and amortization	41,214	1,261

Operating Income (Loss)	(149,964)	45,927
Other Expenses (Income)	8,483	(25,281)

Net Income (Loss)	(158,447)	71,208
Members' Equity, Beginning of Year	16,865	1,499
Contributions from Members	30,000	—
Distributions to Members	(505,000)	(55,842)

Members' Equity (Deficit), End of Year	$(616,582)	$16,865

See accompanying summary of significant accounting policies and notes to combined financial statements.

Dayglow and Affiliates
(Limited Liability Companies)

Combined Statements of Cash Flows

Year ended December 31,	2011	2010
Cash Flows From Operating Activities:
Net income (loss)	$(158,447)	$71,208
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	41,214	1,261
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(157,563)	—
Prepaid event expenses	(253,570)	—
Other assets	(93,195)	(1,172)
Increase (decrease) in:
Accounts payable	83,397	—
Accrued expenses	312,776	3,238
Deferred revenue	662,797	—

Net Cash Provided By Operating Activities	437,409	74,535

Cash Flows From Investing Activities:
Purchases of property and equipment	(598,005)	(3,784)

Cash Flows From Financing Activities:
Net borrowings on notes payable	100,000	—
Loan proceeds from (repayment to) members	565,000	(2,419)
Contributions from members	30,000	—
Distributions to members	(505,000)	(55,842)

Net Cash Provided By (Used In) Financing Activities	190,000	(58,261)

Net Increase in Cash	29,404	12,490
Cash, Beginning of Year	15,010	2,520

Cash, End of Year	$44,414	$15,010

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$18,000	$1,500

See accompanying summary of significant accounting policies and notes to combined financial statements.

Dayglow and Affiliates
(Limited Liability Companies)

Notes to Combined Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

        Dayglow and Affiliates (limited liability companies) were incorporated in the State of Florida as promoters and operators of electronic dance music ("EDM") themed concerts with live entertainment. Since Dayglow and Affiliates are limited liability companies, their members are generally not liable for the debts, obligations or liabilities of the Company.

Basis of Accounting

        The accompanying combined financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Principles of Combination

        The accompanying combined financial statements include the accounts of Dayglow LLC ("Dayglow"), Committee Entertainment LLC ("CE") and Advance Concert Productions LLC ("ACP") (collectively referred to as the "Company"). The Company has been combined by virtue of common ownership and management. In addition, substantially all of ACP's revenue is earned through equipment rentals to Dayglow, which has been eliminated in combination along with all other significant intercompany accounts and transactions.

Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. Exposure to losses on trade account receivables is minimal as the promoters whom the Company partners with for ticket sales and collection of event revenues typically remit proceeds to the Company in a timely manner. The Company maintains balances at financial institutions, which at times exceed the federally insured limit. The Company has not historically experienced losses on these accounts.

Accounts Receivable

        Accounts receivable are customer obligations due under normal trade terms. The Company partners with promoters on certain events to take responsibility for the collection of event revenues and payment of event expenses. The Company believes no allowance for doubtful accounts as of December 31, 2011 or 2010 is necessary.

Prepaid Event Expenses

        The Company routinely incurs event expenses in advance of the event date which are recorded as prepaid event expenses. The amounts are expensed when the event takes place.

Property and Equipment, and Depreciation and Amortization

        Property and equipment are stated at cost. Depreciation and amortization expense is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are expensed as incurred and additions, renewals and betterments that materially extend the life of an asset are generally capitalized.

Dayglow and Affiliates
(Limited Liability Companies)

Notes to Combined Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        Revenue from ticket sales from events and concerts is recognized when the performance occurs. Ticket sales collected in advance of an event date are recorded as deferred revenue.

        The Company evaluates the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, "Revenue Recognition—Principal Agent Considerations," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if the Company is the primary obligor to perform the services being sold, has general inventory risk as it pertains to recruiting and compensating the talent, has the ability to control the ticket pricing, has discretion in selecting the talent, is involved in the production of the event, generally bears the majority of the credit or collection risk, or has several but not all of these indicators, revenue is recorded gross. If the Company does not have several of these indicators, it records revenues or losses on a net basis.

        According to the guidance, for the majority of the Company's events, the Company has several of the above indicators and therefore it recognizes revenue gross as a principal. Additionally, the Company charges for and collects ticketing and credit card processing surcharges and records the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider and credit card merchant processors are reflected in expenses.

Direct Operating Expenses

        Direct operating expenses include artist performance fees and travel expenses, venue fees, show- specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include salaries and wages related to full-time employees, credit card fees and other expenses.

Income Taxes

        The Company is a limited liability corporation and the members are required to report their respective shares of the Company's income in their individual tax returns. Accordingly, no Federal corporation income tax provision has been made in the accompanying combined financial statements. The combined financial statements include a provision for various state income taxes. Deferred income taxes are not material to the Company's financial position or results of operations.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Dayglow and Affiliates
(Limited Liability Companies)

Notes to Combined Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

        In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements". This update amends FASB ASC 820, "Fair Value Measurements and Disclosures", to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and certain other provisions on January 1, 2011.

        FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

        The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

          Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

          Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

          Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

        The carrying amounts of the Company's financial instruments including cash, receivables and payables are carried at cost, which approximates fair value due to the immediate and short maturity of these assets and liabilities. The Company's debt relates to related party loans and third-party notes payable at market interest rates, which approximate fair value.

2. Related Party Transactions

        In December 2011, the Company executed unsecured loan agreements with members in the amount of $565,000, all of which were outstanding as at December 31, 2011. The loans have a 5-year

Dayglow and Affiliates
(Limited Liability Companies)

Notes to Combined Financial Statements (Continued)

2. Related Party Transactions (Continued)

maturity term and bear interest at 5%. The Company is to make interest-only payments on a semi-annual basis and a balloon payment at maturity.

        There was $-0- in interest expense in 2011.

3. Property and Equipment, Net

        Property and equipment consists of the following:

December 31,	2011	2010	Estimated Useful Lives
Computer equipment	$16,725	$3,381	5 years
Furniture and fixtures	15,017	403	7 years
Production equipment	570,048	—	5 years

	601,790	3,784
Less: Accumulated depreciation and amortization	(42,475)	(1,261)

Net property and equipment	$559,315	$2,523

4. Note Payable

        In August 2011, the Company executed a 15% interest-bearing 18-month term unsecured promissory note agreement with Treehouse International, LLC in the amount of $100,000, all of which was outstanding as at December 31, 2011. The Company is required to make monthly amortization payments of $9,583 beginning March 2012. In August 2012, the entire balance outstanding was repaid.

5. Commitments

Lease Commitment

        The Company leases its office and warehouse facilities under noncancellable operating lease agreements, which expire on July 31, 2012 and August 31, 2014, respectively. The office space lease was not renewed and the Company is currently paying month-to-month. Future minimum rental commitments are as follows:

Year ending December 31,
2012	$61,827
2013	21,222
2014	14,428

$97,477

        Rent expense for the years ended December 31, 2011 and 2010 was $42,574 and $5,080, respectively.

Dayglow and Affiliates
(Limited Liability Companies)

Notes to Combined Financial Statements (Continued)

6. Members' Equity (Deficit)

        Dayglow has four members, three each own 29% and the fourth owns 13%. CE has four members, two each own 30% while the third and fourth own 25% and 15%, respectively. ACP has six members, three each own 22% while the fourth, fifth and sixth own 15%, 11.5% and 7.5%, respectively. Total members' equity (deficit) as at December 31, 2011 and 2010 by entity is as follows:

	2011	2010
Dayglow LLC	$(490,186)	$16,470
Committee Entertainment LLC	(443,822)	395
ACP LLC	317,426	—

	$(616,582)	$16,865

7. Subsequent Events

        The Company has evaluated subsequent events through November 1, 2012, the date the combined financial statements were available to be issued. There have been no material subsequent events after December 31, 2011 for which disclosure is required, except as noted below.

        In January 2012, the Company executed an 8% interest-bearing 13-month term promissory note agreement with Treehouse International LLC in the amount of $150,000. The Company is required to make monthly amortization payments of $13,048 beginning in March 2012. There are no covenants to this loan. The note is personally guaranteed by three of the members.

        In August 2012, the members sold all ownership interest in and assets of the Company for a total consideration of $11,950,000, paid as $7,917,667 in cash and $4,032,333 by shares of the purchaser's common stock.

SFX Holding Corporation

Audited Financial Statements
As of December 31, 2011 and for the Period from July 7, 2011
("Inception") through December 31, 2011

Report of Independent Registered Accounting Firm

The Board of Directors of SFX Holding Corporation

        We have audited the accompanying balance sheet of SFX Holding Corporation (the "Company") as of December 31, 2011, and the related statements of comprehensive loss, and cash flows for the period from July 7, 2011 (inception) through December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFX Holding Corporation at December 31, 2011, and the results of its operations and its cash flows for the period from July 7, 2011 (inception) through December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
New York, New York
November 13, 2012

SFX Holding Corporation

Balance Sheet
($ in 000s)

December 31, 2011
(Audited)
Assets
Total assets	$—

Liabilities:
Accrued expenses	96
Due to related party	5
Total current liabilities	101

Commitments and contingencies (Note 4)
Stockholder's deficit
Common stock, $0.01 par value, 100 shares authorized, 0 issued and outstanding	—
Accumulated deficit	(101)

Total stockholder's deficit	(101)

Total liabilities and stockholder's deficit	$—

See accompanying notes to financial statements.

SFX Holding Corporation

Statement of Comprehensive Loss
($ in 000s)

Period from July 7 ("Inception") to December 31, 2011
(Audited)
Revenue	$—
Selling, general and administrative expenses	101

Operating loss	(101)

Loss before provision for taxes	(101)
Provision for taxes	—

Net loss	(101)
Total other comprehensive income/(loss)	—

Comprehensive loss	(101)

See accompanying notes to financial statements.

SFX Holding Corporation

Statement of Cash Flows
($ in 000s)

Period from July 7 ("Inception") to December 31, 2011
(Audited)
Cash flows from operating activities
Net loss	$(101)
Increase (decrease) from changes in:
Accrued expenses	96
Due to related parties	5

Net cash provided from operating activities	—

Cash flows from investing activities	—
Cash flows from financing activities	—
Net increase in cash	—
Cash, beginning of year	—

Cash, end of year	$—

See accompanying notes to financial statements.

SFX Holding Corporation

Notes to Financial Statements

(Audited)

($ in 000s, except number of shares and per share information)

1. Summary of Significant Accounting Policies

Description of Business

        SFX Holding Corporation, a Delaware corporation formed on June 5, 2012, began operations as SFX Entertainment, Inc. on July 7, 2011. Throughout these statements we refer to SFX Holding Corporation and SFX Entertainment, Inc. collectively as ("SFX", or "the Company"). SFX was formed with the intent of becoming the world's leading diversified operator of electronic dance music ("EDM") live entertainment, including branded music festivals and event venues. We intend to acquire and operate companies within the live music industry.

Basis of Presentation

        The accompanying financial statements of SFX have been prepared applying accounting principles generally accepted in the United States of America ("GAAP").

Selling, General & Administrative Expenses

        Selling, general & administrative expenses consist primarily of legal expenses related to the organization and formation of SFX and its wholly-owned subsidiary, SFX Entertainment, Inc. a limited liability corporation.

Provision for Taxes

        The Company uses the liability method of accounting for income taxes as set forth in FASB Accounting Standards Codification (ASC) 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, to the Company will record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Company has no significant estimates as of December 31, 2011.

SFX Holding Corporation

Notes to Financial Statements (Continued)

(Audited)

($ in 000s, except number of shares and per share information)

1. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        The Company believes that the recorded value of its financial instruments approximates their fair market value because of their nature and respective durations.

2. Recently Issued Accounting Pronouncements

        In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Updated (ASU) No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." The ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). The FASB decided to eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, among other amendments in this ASU. In December 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The ASU is to defer only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments. The amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. These ASU's are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Other than a change in presentation, the adoption of this guidance did not have a material impact on the Company's financial position, results of operations, or cash flows, as it is disclosure-only in nature.

3. Commitments and Contingencies

Legal Matters

        As of the date the financial statements were available to be issued, the Company has not been a party to any litigation.

4. Related Party

        From time to time, the Company engages in related party transactions with affiliated companies and individuals. These entities are all considered to be related parties of SFX.

        The Company has a shared service agreement with Viggle, Inc. (a company substantially owned and controlled by SFX's Chief Executive Officer, Robert F.X. Sillerman). The shared services agreement is for taxation and finance services to SFX.

        Refer to Note 6 for subsequent transactions with related parties.

SFX Holding Corporation

Notes to Financial Statements (Continued)

(Audited)

($ in 000s, except number of shares and per share information)

5. Income Taxes

        For the period ended December 31, 2011, the Company did not record a benefit for income taxes since it did not have any taxable income for the period and it does not have a sufficient history of generating taxable income. The Company has recorded a 100% valuation allowance against its sole tax asset. The gross value of the deferred tax asset at December 31, 2011 is $45.

6. Subsequent Events

        At December 31, 2011 the Company had 100 shares authorized with a par value of $0.01 per share. In June 2012, the Company reorganized its structure. The Company now has 300 million authorized shares of common stock and 100 million authorized shares of preferred stock. As of November 12, 2012, there were 47.3 million shares of common stock and 0 shares of preferred stock outstanding, respectively.

        In May 2012, the Company issued 5.8 million shares of common stock to three investors in exchange for net proceeds of $17,500. The proceeds of this sale were to be used to purchase EDM themed festival and promotion companies in pursuit on the Company's strategy to invest in the EDM industry.

        On June 19, 2012, SFX acquired certain assets and liabilities of Disco Productions, Inc. for $10,500 in cash and equity. The purchase price was comprised of $4,000 cash and $5,000 in common stock and $1,500 in assumed liabilities. Disco Productions, Inc. was incorporated in the State of Louisiana. Disco Productions, Inc. partners with regional promoters to produce dance music events across the USA and internationally that feature electronic music artists playing at club, arena and festival settings.

        On July 31, 2012, SFX acquired certain assets and liabilities of Dayglow and Affiliates, LLC (now known as Life in Color) for $12,063 in cash and equity. The purchase price was comprised of $8,131 cash and $3,932 in common stock. Dayglow and Affiliates, LLC were incorporated in the State of Florida as promoters and operators of electronic dance music ("EDM") themed concerts with live entertainment.

        On October 29, 2012, SFX closed a private placement financing with an existing shareholder in which 1,250,000 shares of common stock were issued at a price per share of $4.00 for an aggregate purchase price of $5,000.

        On October 30, 2012, SFX closed a private placement financing with our founder, Robert F.X. Sillerman, in which 2,500,000 shares of common stock were issued at a price per share of $4.00 for an aggregate purchase price of $10,000.

        On October 30, 2012, the Company paid $12,500 to ID&T Holding BV (ID&T) to form a joint venture which will have an exclusive license to use and promote all ID&T brands in America. The Company will advance ID&T an additional $7,500 to be recouped from the proceeds of the joint venture prior to any distributions to ID&T. In addition to the cash payments, ID&T will also receive (a) 2 million shares of SFX common stock at the closing of the transaction or (b) the right to receive shares of SFX common stock worth $10,000, valued at a public offering valuation. Furthermore, SFX will grant ID&T fully vested warrants to purchase 500,000 shares of SFX common stock with a strike price of $2.50 per share. The Company will own 51% of the joint venture and ID&T will own the remaining 49%.

Dayglow and Affiliates
(Limited Liability Companies)

Dayglow and Affiliates

(Limited Liability Companies)

Combined Balance Sheets

	July 31, 2012	December 31, 2011
	(unaudited)
Assets
Current:
Cash	$181,903	$44,414
Accounts receivable	209,811	157,563
Prepaid event expenses	451,597	253,570
Other current assets	67,972	95,763

Total Current Assets	911,283	551,310
Property and Equipment, Net (Note 3)	680,951	559,315
Other Assets	58,806	—

	$1,651,040	$1,110,625

Liabilities and Members' Equity (Deficit)
Current Liabilities:
Accounts payable	$125,336	$83,397
Accrued expenses	245,282	316,013
Deferred revenue	644,963	662,797
Note payable (Note 4)	159,716	83,333

Total Current Liabilities	1,175,297	1,145,540
Notes Payable (Note 4)	—	16,667
Loans Payable—Members (Note 2)	440,000	565,000

Total Liabilities	1,615,297	1,727,207
Commitments (Note 5)
Members' Equity (Deficit) (Note 6)	35,743	(616,582)

	$1,651,040	$1,110,625

See accompanying summary of significant accounting policies and notes to combined financial statements.

Dayglow and Affiliates

(Limited Liability Companies)

Combined Statements of Operations and Members' Equity (unaudited)

	7 Months Ended July 31, 2012	9 Months Ended September 30, 2011
Revenues	$11,234,491	$6,279,136
Operating Expenses:
Direct operating expenses	8,052,746	4,871,412
Selling, general and administrative expenses	2,191,543	605,647
Depreciation and amortization	94,397	13,639

Operating Income	895,805	788,437
Other Expenses (Income)	6,600	(887)

Net Income	889,205	789,325
Members' Equity, Beginning of Year	(616,582)	16,865
Distributions to Members	(236,880)	(89,446)

Members' Equity, End of Year	$35,743	$716,743

See accompanying summary of significant accounting policies and notes to combined financial statements.

Dayglow and Affiliates

(Limited Liability Companies)

Combined Statements of Cash Flows (unaudited)

	7 Months Ended July 31, 2012	9 Months Ended September 30, 2011
Cash Flows From Operating Activities:
Net income (loss)	$889,205	$789,325
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	94,397	13,639
Increase (decrease) from changes in operating assets and liabilities:
Accounts receivable	(52,248)	(508,655)
Prepaid event expenses	(198,027)	(221,738)
Accounts payable	41,939	74,824
Accrued expenses	(70,731)	423,427
Deferred revenue	(17,834)	601,461
Other assets	(31,015)	(252,812)

Net Cash Provided By Operating Activities	655,686	919,471

Cash Flows From Investing Activities:
Purchases of property and equipment	(216,033)	(469,468)

Cash Flows From Financing Activities:
Net borrowing on notes payable	59,716	100,000
Net borrowing (payment) on members' loan	(125,000)	104,861
Distributions to members	(236,880)	(89,446)

Net Cash (Used In) Provided By Financing Activities	(302,164)	115,415

Net Increase in Cash	137,489	565,418
Cash, Beginning of Year	44,414	15,010

Cash, End of Year	$181,903	$580,428

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$30,123	$1,200

See accompanying summary of significant accounting policies and notes to combined financial statements.

Dayglow and Affiliates (Limited Liability Companies)

Notes to Combined Financial Statements (unaudited)

1. Summary of Significant Accounting Policies

Description of Business

        Dayglow and Affiliates (limited liability companies) were incorporated in the State of Florida as promoters and operators of electronic dance music ("EDM") themed concerts with live entertainment. Since Dayglow and Affiliates are limited liability companies, their members are generally not liable for the debts, obligations or liabilities of the Company.

Basis of Accounting

        The accompanying combined interim financial statements are unaudited and have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred. These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for fair presentation of the information contained herein. These combined interim financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2011. The Company adheres to the same accounting policies in preparing interim financial statements.

Principles of Combination

        The accompanying combined interim financial statements include the accounts of Dayglow LLC ("Dayglow"), Committee Entertainment LLC ("Committee") and Advance Concert Productions LLC ("ACP") (collectively referred to as the "Company"). The Company has been combined by virtue of common ownership and management. In addition, substantially all of ACP's revenue is earned through equipment rentals to Dayglow, which has been eliminated in combination along with all other significant intercompany accounts and transactions.

Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. Exposure to losses on trade account receivables is minimal as the promoters whom the Company partners with for ticket sales and collection of event revenues typically remit proceeds to the Company in a timely manner. The Company maintains balances at financial institutions, which at times exceed the federally insured limit. The Company has not historically experienced losses on these accounts.

Accounts Receivable

        Accounts receivable are customer obligations due under normal trade terms. The Company partners with promoters on certain events to take responsibility for the collection of event revenues and payment of event expenses. The Company believes no allowance for doubtful accounts is necessary for the periods ended July 31, 2012 or December 31, 2011. Additionally, for the seven months ended July 31, 2012 the Company wrote off $15,455 in receivables it considered to be uncollectible.

Prepaid Event Expenses

        The Company routinely incurs event expenses in advance of the event date which are recorded as prepaid event expenses. The amounts are expensed when the event takes place.

Dayglow and Affiliates (Limited Liability Companies)

Notes to Combined Financial Statements (unaudited) (Continued)

1. Summary of Significant Accounting Policies (Continued)

Property and Equipment, and Depreciation and Amortization

        Property and equipment are stated at cost. Depreciation and amortization expense is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are expensed as incurred and additions, renewals and betterments that materially extend the life of an asset are generally capitalized.

Revenue Recognition

        Revenue from ticket sales of events and concerts is recognized when the performance occurs. Ticket sales collected in advance of an event date are recorded as deferred revenue.

        The Company evaluates the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, "Revenue Recognition—Principal Agent Considerations," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if the Company is the primary obligor to perform the services being sold, has general inventory risk as it pertains to recruiting and compensating the talent, has the ability to control the ticket pricing, has discretion in selecting the talent, is involved in the production of the event, generally bears the majority of the credit or collection risk, or has several but not all of these indicators, revenue is recorded gross. If the Company does not have several of these indicators, it records revenues on a net basis.

        According to the guidance, for the majority of the Company's events, the Company has several of the above indicators and therefore it recognizes revenue gross as a principal. Additionally, the Company charges for and collects ticketing and credit card processing surcharges and records the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider and credit card merchant processors are reflected in expenses.

Direct Operating Expenses

        Direct operating expenses include artist performance fees and travel expenses, venue fees, show-specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include salaries and wages related to full-time employees, credit card fees and other expenses.

Income Taxes

        The Company is a limited liability corporation and the shareholders are required to report their respective shares of the Company's income in their individual tax returns. Accordingly, no Federal corporation income tax provision has been made in the accompanying combined financial statements. The combined interim financial statements include a provision for various state income taxes. Deferred income taxes are not material to the Company's financial position or results of operations.

Dayglow and Affiliates (Limited Liability Companies)

Notes to Combined Financial Statements (unaudited) (Continued)

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments

        In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, Improving Disclosures about Fair Value Measurements. This update amends FASB ASC 820, Fair Value Measurements and Disclosures, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and certain other provisions on January 1, 2011.

        FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

        The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

        Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

        Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

        The carrying amounts of cash, trade receivables and trade payables approximate fair value due to the immediate and short maturity of these assets and liabilities. The carrying amount of notes payable and members' loans approximates the fair value, as the interest rates are variable and approximate the interest rates presently available to the Company.

Dayglow and Affiliates (Limited Liability Companies)

Notes to Combined Financial Statements (unaudited) (Continued)

2. Related Party Transactions

        In December 2011, the Company executed unsecured loan agreements with shareholders in the amount of $565,000. The loans have a 5-year maturity term and bear interest at 5%. The Company is to make interest-only payments on a semi-annual basis and a balloon payment at maturity. As of July 31, 2012, the outstanding shareholder loan balance was $440,000. These loans have been paid off in full in August 2012 as part of the sale to SFX Holdings Corporation (refer to Note 7).

        The Company paid $10,500 in interest expense for the seven months ending July 31, 2012 and $0 for the nine months ending September 30, 2011 for the loan.

3. Property and Equipment, Net

        Property and equipment consists of the following:

	July 31, 2012	December 31, 2011	Estimated Useful Lives
	(unaudited)
Computer equipment	$20,110	$16,725	3 years
Furniture and fixtures	17,183	15,016	3 years
Production Equipment	780,529	570,048	5 years

Property and equipment, gross	817,822	601,789
Less: accumulated depreciation and amortization	(136,871)	(42,474)

Net property and equipment	$680,951	$559,315

4. Note Payable

        In August 2011, the Company executed an unsecured promissory note agreement with Treehouse International, LLC in the amount of $100,000. The note has an 18-month term and bears interest at 15%. The Company is required to make monthly amortization payments of $9,583 beginning from March 2012. There are no covenants to this loan. The note is personally guaranteed by three of the shareholders. At July 31, 2012, the principal balance remaining on the loan was $58,333. Interest paid for the 7 months ended July 31, 2012 was $6,250 and $0 for the nine months ended September 30, 2011. This loan was paid off by the Company in August 2012 as part of the sale to SFX Holding Corporation (refer to Note 7).

        On January 30, 2012, the Company entered into an unsecured promissory note agreement with Treehouse International, LLC in the amount of $150,000. The note has a 13-month term and bears interest at 8%. At July 31, 2012, the principal balance remaining on the loan was $101,383. Interest paid for the 7 months ended July 31, 2012 was $4,314 and $0 for the nine months ended September 30, 2011. This loan was paid off by the Company in August 2012 as part of the sale to SFX Holding Corporation (refer to Note 7).

5. Commitments

Lease Commitment

        The Company leases its office and warehouse facilities under noncancellable operating lease agreements, which expired on July 31, 2012 and August 31, 2014, respectively. The office space lease

Dayglow and Affiliates (Limited Liability Companies)

Notes to Combined Financial Statements (unaudited) (Continued)

5. Commitments (Continued)

was not renewed and the Company is currently paying month-to-month. Future minimum rental commitments are as follows:

Year ending December 31,
2012	$8,704
2013	21,222
2014	14,428

$44,354

        Rent expense for the seven months ended July 31, 2012 and the nine months ended September 30, 2011 was $46,448 and $19,367, respectively. The Company also recorded sub-lease income of $1,500 for the seven months ended July 31, 2012.

6. Members' Equity (Deficit)

        Dayglow has four members, three each own 29% and the fourth owns 13%. CE has four members, two each own 30% while the third and fourth own 25% and 15%, respectively. ACP has six members, three each own 22% while the fourth, fifth and sixth own 15%, 11.5% and 7.5%, respectively. Total members' equity (deficit) for the nine months ended September 30, 2012 and the year ended December 31, 2011 by entity is as follows:

	July 31, 2012	December 31, 2011
	(unaudited)
Dayglow LLC	$58,889	$(490,186)
Committee Entertainment LLC	(659,535)	(443,822)
ACP LLC	636,389	317,426

	$35,743	$(616,582)

7. Subsequent Events

        The Company has evaluated subsequent events through November 9, 2012, the date the combined interim financial statements were available to be issued. There have been no material subsequent events after December 31, 2011 for which disclosure is required, except as noted below:

        On August 1, 2012, the members sold all ownership interests in and assets of Dayglow LLC and Affiliates to SFX Entertainment ("SFXE") paid as $7,917,667 in cash and 786,467 shares of SFXE's common stock.

SFX Holding Corporation

Consolidated Financial Statements

As of and for the nine months ended September 30, 2012

SFX Holding Corporation

Consolidated Balance Sheets

($ in 000s)

	September 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
Assets:
Cash	$2,454	$—
Accounts receivable	1,358	—
Due from promoters, net of allowances of $137 and $0	2,079	—
Prepaid event expenses	414	—
Other current assets	217	—

Total current assets	6,522	—

Property, plant and equipment, net	978	—
Goodwill	14,100	—
Intangible assets, net	9,919	—
Deferred tax asset	1,929

Total assets	33,448	—

Liabilities:
Accounts payable	$1,469	$—
Accrued expenses	2,799	96
Artist fee withholding	1,082	—
Due to promoters	75	—
Deferred revenue	488	—
Due to related parties	1,284	5
Other liabilities	83	—

Total current liabilities	7,280	101

Deferred tax liabilites	1,970	—
Deferred revenue	588	—

Total liabilities	9,838	101
Commitments and contingencies (Note 5)
Stockholders' equity/(deficit)
Common stock, $0.001 par value, 300,000,000 authorized, 43,536,467 shares issued and outstanding	44	—
Preferred stock, $0.001 par value, 100,000,000 authorized, 0 shares issued and outstanding	—	—
Additional paid-in capital	26,886
Accumulated other comprehensive income	—	—
Accumulated equity/(deficit)	(3,320)	(101)

Stockholders' equity/(deficit), ending	23,610	(101)

Total liabilities and stockholders' equity	$33,448	$—

See accompanying notes to financial statements.

SFX Holding Corporation

Consolidated Statement of Comprehensive Income

($ in 000s)

September 30, 2012
(Unaudited)
Revenue	$10,311
Direct Costs:
Musical talent	2,925
Production costs	3,256
Other direct costs	2,995

Total direct costs	9,176
Gross profit	1,135
Operating expenses
Selling, general and administrative expenses	5,982
Depreciation and amortization	490

Operating loss	(5,337)
Interest expense	43
Other income	(232)

Net loss before benefit for income taxes	(5,148)
Benefit for income taxes	1,929

Net loss	(3,219)
Total other comprehensive income/(loss)	—

Comprehensive loss	$(3,219)

Loss per share of common stock	$(0.09)
Weighted average number of common shares outstanding	36,496

See accompanying notes to financial statements.

SFX Holding Corporation

Consolidated Statements of Stockholders' Deficit

($ in 000s)

	Common Stock and Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit
2011 (Audited)
Balance at January 1, 2011	$—	$—	$—	$—
Net income plus other comprehensive loss
Net loss		(101)		(101)
Other comprehensive loss			—	—

Total comprehensive loss	—	(101)	—	(101)

Common stock issued
Cash dividends declared—common stock	—	—	—	—
Changes in other equity

Balance at December 31, 2011	$—	$(101)	$—	$(101)

2012 (Unaudited)
Balance at January 1, 2012	$—	$(101)	$—	$(101)
Net income plus other comprehensive loss
Net income loss		(3,219)		(3,219)
Other comprehensive income/(loss)			—	—

Total comprehensive income/(loss)	—	(3,219)	—	(3,219)

Common stock issued	44			44
Cash dividends declared—common stock	—	—	—	—
Changes in other equity	26,886			26,886

Balance at September 30, 2012	$26,930	$(3,320)	$—	$23,610

See accompanying notes to financial statements.

SFX Holding Corporation

Consolidated Statement of Cash Flows

($ in 000s)

September 30, 2012
(Unaudited)
Cash flows from operating activities:
Net loss	$(3,219)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	490
Benefit for income taxes	(1,929)
Changes in operating assets and liabilities:
Accounts receivable	(1,358)
Due from promoters	(377)
Prepaid event expenses	(409)
Other current assets	254
Accounts payable	(976)
Accrued expenses	2,571
Artist fee withholding	276
Due to promoters	75
Deferred revenue	1,568
Due to related parties	1,279
Other liabilities	(308)

Net cash used by operating activities	(2,063)

Cash flows from investing activities:
Purchases of property, plant and equipment	(366)
Acquisition of businesses, net of cash acquired	(12,617)

Net cash used by investing activates	(12,983)

Cash flows from financing activities:
Common stock transactions	17,500

Net cash provided by financing activities	17,500

Net increase in cash	2,454
Cash, beginning of year	—

Cash, end of year	$2,454

See accompanying notes to financial statements.

SFX Holding Corporation

Notes to Consolidated Financial Statements

(Unaudited)

($ in 000s)

1. Summary of Significant Accounting Policies

Description of Business

        SFX Holding Corporation ("SFX Holding Corporation," "SFX," or "the Company"), a Delaware corporation formed on June 5, 2012, began operations as SFX Entertainment, Inc. on July 7, 2011. SFX was formed with the intent of acquiring and operating companies within the live music industry, specifically those engaged in the promotion and production of live music events and festivals in the United States and abroad. Through our recent acquisitions, we are actively engaged in the production and promotion of live electronic dance music (EDM) events and festivals, production of music tours, merchandising and related services. In addition, we also intend to operate large event driven nightclubs that serve as venues for key EDM talent.

        As of September 30, 2012, SFX Holding Corporation successfully completed the acquisition of certain assets and liabilities of two companies, Disco Productions, Inc. (now operating as SFX-Disco LLC ("Disco")) on June 19, 2012, and Dayglow and Affiliates, LLC (now operating as SFX—Life in Color, LLC ("LIC")), on July 31, 2012. The unaudited consolidated financial statements of SFX include the activities for our two acquired companies from the dates of their respective acquisition by SFX.

Basis of Presentation

        The accompanying consolidated financial statements of SFX have been prepared applying accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

        Our financial statements include the consolidated accounts of SFX, SFX- Disco LLC and SFX—Life in Color, LLC since their respective dates of acquisition by SFX. Intercompany balances and transactions are eliminated.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

        Revenue from the promotion and production of an event is recognized when the performance occurs. Ticket sales collected in advance of an event are recorded as deferred revenue until the event occurs.

        We evaluate the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, Revenue Recognition—Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if we are the primary obligor to perform the services

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

1. Summary of Significant Accounting Policies (Continued)

being sold, have general risk as it pertains to recruiting and compensating the talent, have the ability to control the ticket pricing, have discretion in selecting the talent, are involved in the production of the event, generally bear the majority of the credit or collection risk, or have several but not all of these indicators, revenue is recorded gross. If we do not have several of these indicators, we record revenue or expenses on a net basis.

        For the majority of our events, we have several of the above indicators and therefore we recognize revenue gross as a principal according to the guidance. Additionally, we charge for and collect ticketing and credit card processing surcharges and record the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider and credit card merchant processors are reflected in operating expenses.

Direct Costs

        Direct costs include artist performance fees and travel expenses, venue fees, show-specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include salaries and wages related to employees, credit card fees and other expenses.

Income Taxes

        The Company uses the liability method of accounting for income taxes as set forth in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets may be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Cash and Cash Equivalents

        All highly liquid assets with maturities of three months or less at the date of purchase are considered to be cash equivalents.

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

1. Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are primary amounts due from ticketing agencies in conjunction with events. The Company believes no allowance for doubtful accounts as of September 30, 2012 is necessary.

Prepaid Event Expenses

        The company routinely incurs event expenses in advance of the event date. These expenses are recorded as prepaids and are expensed when the event occurs.

Due from and Due to Promoters

        Amounts due from and to promoters are the receivables or payables due from or to promoters for events. Management assesses the collectability of the receivables and writes off balances when it determines that they are no longer collectible. At September 30, 2012, the allowance for doubtful accounts was $137.

Property, Plant and Equipment, and Depreciation and Amortization

        Property, Plant and equipment are stated at cost net of accumulated depreciation. Depreciation and amortization expense is computed over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Additions, renewals and improvements that materially extend the life of the asset are capitalized and depreciated over 5 years or the extended life of the asset, whichever is shorter.

Business Combinations and Intangible Assets including Goodwill

        The Company accounts for business combinations using the acquisition method and, accordingly, the identifiable intangible assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Goodwill represents the value of synergies created by combining the operations of the acquired entities with the Company, including the value of the companies acquired workforces. Acquisition related costs, including advisory, legal, accounting, valuation and other costs are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition.

Advertising Expense

        The Company expenses advertising costs when incurred. Advertising expenses for the nine months ended September 30, 2012 were $128.

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

1. Summary of Significant Accounting Policies (Continued)

Artist fee tax withholding

        Artist fee tax withholdings are amounts owed to federal taxing authorities for income tax withholdings required on payments made to foreign artists for services. These withholdings are accrued and withheld from the artist and paid to the federal taxing authority when due.

Fair Value of Financial Instruments

        The Company's financial instruments consist principally of cash, receivables due from promoters, accounts payable and other liabilities. Cash and receivables due from promoters are financial assets with carrying values that approximate fair value. Accounts payable and other liabilities are financial liabilities with carrying values that approximate fair value. The Company believes that the recorded values of all of its financial instruments' approximate fair market value because of the nature and duration of the respective financial instruments.

Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivables and accounts payables. Exposure to losses on account receivables is minimal as the promoters with whom the Company partners for ticket sales and collection of event revenues typically remit proceeds to the Company in a timely manner. The Company maintains balances at financial institutions, which at times exceed the federally insured limit. The Company has not historically experienced losses on these accounts.

        The credit risk in amounts due from and to promoters is generally not diversified due to the limited number of promoters that the Company works with. The following table represents a breakdown of concentrations at September 30, 2012 and December 31, 2011:

Percentage of Due from Promoters at:	September 30, 2012	December 31, 2011
Promoter A	24%	N/A
Promoter B	13%	N/A
Promoter C	11%	N/A
Promoter D	*	N/A

*
did not represent more than 10% of total amounts due from promoters

N/A—not applicable

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

1. Summary of Significant Accounting Policies (Continued)

Percentage of Due to Promoters at:	September 30, 2012	December 31, 2011
Promoter E	39%	N/A
Promoter F	*	N/A
Promoter G	*	N/A
Promoter H	*	N/A
Promoter I	*	N/A
Promoter J	*	N/A

*
did not represent more than 10% of total amounts due to promoters

N/A—not applicable

2. Recent Accounting Pronouncements

        On April 5, 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") became law, relaxing regulations on capital raising efforts for companies defined as emerging growth companies and expanding opportunities for raising private capital. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

        In September 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-08, "Testing Goodwill for Impairment" which amended the guidance on goodwill impairment testing to allow companies to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, an entity determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendment is effective for fiscal years beginning after December 15, 2011, but early adoption is permitted. Such guidance will be applicable to any such interim or annual impairment assessments performed after January 1, 2012.

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

3. Property, Plant and Equipment

        Property, plant and equipment consists of the following:

	September 30, 2012	December 31, 2011	Estimated Useful Lives
Computer equipment	$20	$—	3 years
Furniture and fixtures	13	—	5 years
Production equipment	988	—	5-7 years

Property and equipment	$1,021	$—
Less: Accumulated depreciation	(43)	—

Property and equipment, net	$978	$—

        Depreciation expense for the nine months and year ended September 30, 2012 and December 31, 2011 was $43 and $0, respectively.

4. Notes Payable

        Prior to its acquisition, Disco entered into a ticketing services agreement with Eventbrite, Inc. (EBI), which appoints EBI as Disco's exclusive ticketing agent. In accordance with the agreement and the terms of the Asset Purchase Agreement with Disco Productions, Inc., the Company received the following compensation:

Recoupable advance

        Disco received an advance of $700 from EBI. This advance will be repaid to EBI through ticket sale royalties of at least $2 per ticket, on all ticket sales, until fully recouped by EBI. Ticketing services, under this agreement, began in July 2012. Since the date of acquisition of Disco Production by the Company, total royalty payments, paid to EBI for the nine months ended September 30, 2012 was $49.

5. Contingencies

Legal Matters

        The Company is party to legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial position and operating results of the Company.

        Legal expenses are expenses related to the organization and legal formation of SFX Holding Corporation and SFX Entertainment, a limited liability corporation and 100% owned subsidiary of SFX Holding Corporation, as well as expenses for acquisition related costs. For the nine months ended September 30, 2012, the company incurred $1,672 in legal expenses.

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

6. Supplemental Cash Flow Disclosures

        During the nine months ended September 30, 2012, the Company paid interest of $43. During the nine months ended September 30, 2012, the Company paid taxes of $0.

7. Acquisitions

        In 2012, the Company acquired certain assets and liabilities of two privately held companies for an aggregate price of $21,063. The allocation of the aggregate purchase price, based on our preliminary evaluation of the assets and liabilities, is as follows:

	Amortization Life (in Years)	Disco Productions, Inc	Dayglow and Affiliates, LLC	Total Acquisition
Current assets		$2,045	$258	$2,194
Fixed assets/noncurrent assets		15	655	$670
Intangible assets				$—
Goodwill	N/A	7,621	6,479	$14,100
Customer lists (Fan Database)	3	1,100	1,650	$2,750
Trademarks	7	3,060	2,930	$5,990
Non-compete agreements	5	214	1,390	$1,604
Total assets acquired		14,055	13,362	$27,417
Current liabilities		(3,545)	(139)	$(3,684)
Noncurrent liabilities		(1,510)	(1,160)	$(1,675)
Total liabilities assumed		(5,055)	(1,299)	$6,354

Total purchase price		$9,000	$12,063	$21,063

N/A—Not applicable

        On June 19, 2012, SFX acquired certain assets and liabilities of Disco Productions, Inc. for $10,500 in cash and equity. The purchase price was comprised of $4,000 cash and $5,000 in common stock. Disco Productions, Inc. was incorporated in the State of Louisiana. Disco Productions, Inc. partners with regional promoters to produce dance music events across the USA and internationally that feature electronic music artists playing at club, arena and festival settings. Prior to its acquisition by the Company, Disco Productions, Inc. entered into an agreement with EBI., a ticket sales agency. Under the terms of the agreement, EBI advanced $700 to Disco Productions Inc. which was recorded by Disco Productions Inc. as a deferred liability. Disco Productions Inc. pays EBI a processing fee for each ticket it sells on behalf of Disco Productions, Inc. in repayment of the advance. The Company acquired this liability at the time of its purchase of Disco Productions, and has the option of cancelling shares issued to the former principal of Disco Productions, Inc. or receiving cash from the principal to satisfy this obligation. At September 30, 2012 the Company made $43 in payments to EBI and did not cancel shares issued to the former principal of Disco Productions, Inc. or receive cash from him in repayment of the obligation.

        On August 1, 2012, SFX acquired certain assets and liabilities of Dayglow and Affiliates, LLC for $12,063 in cash and equity. The purchase price was comprised of $8,131 cash and $3,932 in common

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

7. Acquisitions (Continued)

stock. Dayglow and Affiliates, LLC were incorporated in the State of Florida as promoters and operators of electronic dance music ("EDM") themed concerts with live entertainment.

        The overall weighted average life of the identified intangible assets acquired is 5.6 years. These identified intangible assets will be amortized on a straight-line basis over their useful lives. It is expected that approximately 25 percent of the goodwill will be deductible for tax purposes.

Pro forma financial information

        The unaudited pro forma financial information in the table below summarizes the combined results of SFX, Dayglow and Affiliates LLC and Disco Productions Inc., as if their acquisitions had occurred on January 1, 2011. The pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only and is not necessarily indicative of what the results would have been had the acquisitions occurred on the dates stated above. For the nine months ended September 30, 2012 and 2011, pro forma adjustments reflected below include increases of $1.6 million and $2.1 million in amortization of intangible assets, respectively.

	Nine months ended
	9/30/12	9/30/11
Revenue	$29,613	$23,918
Net loss attributable to shareholders	$(7,579)	$(125)
Basic loss per share attributable to shareholders	$(0.17)	$—
Diluted earnings per share	$(0.17)	$—

8. Intangible Assets

        Intangible assets consist of the following:

	September 30, 2012	December 31, 2011	Estimated Useful Lives
Customer lists (Fan database)	$2,750	$—	3 years
Trademarks	5,990	—	5-7 years
Non-compete agreements	1,604	—	5 years
Website	22	—	3 years

Intangible assets, gross	$10,366	$—
Less: Accumulated amortization	(447)	—

Intangible assets, net	$9,919	$—

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

8. Intangible Assets (Continued)

        Amortization expense for the years ended September 30, 2012 and December 31, 2011 was $447 and $0, respectively. The aggregate amortization expense for each of the next five years is:

2013	$2,101
2014	$2,101
2015	$1,673
2016	$1,177
2017	$1,038

9. Lease Commitments

        The Company leases its office and warehouse facilities under noncancellable operating lease agreements, which expire on February 27, 2015 and August 31, 2014, respectively. The office lease is for the Company's corporate offices and includes a rent holiday of 3 months.

        Future minimum rental commitments are as follows:

2013	$627
2014	$741
2015	$121

        Rent expense for the nine months ended September 30, 2012 was $22.

10. Related Party

        From time to time, the Company has engaged in related party transactions with affiliated companies and individuals. These entities are all considered to be related parties of SFX.

        The Company has had a shared service arrangement with Viggle, Inc., a company whose chief executive and primary shareholder is Robert F.X. Sillerman. The shared services agreement is for taxation and finance services to the Company costs incurred through September 30, 2012 totaled $43.

        The Company has had a shared service arrangement with Circle Entertainment Inc., a company partially owned by Robert F.X. Sillerman. The shared services agreement covers expenses for office space, legal services, IT services and office supplies for SFX. Costs incurred through September 30, 2012 by the Company under the terms of the agreement totaled $201.

        The Company indebited is to the former owner of Disco Productions, Donnie Estopinal, $596 for certain reimbursable business related expenses.

        Prior to receiving funding from our equity partners, MJX, LLC, a Company owned 100% by Robert F.X. Sillerman, funded the travel and entertainment expenses incurred by our consultants and employees who were assisting in meeting with potential targets. The amount owed at September 30, 2012 is $441.

SFX Holding Corporation

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

($ in 000s)

11. Income Taxes

        For the nine months ended September 30, 2012, the Company recorded an income tax benefit of $1,929.

        At September 30, 2012, the Company recorded a valuation allowance of approximately $182 against its deferred tax assets and recorded net deferred tax liability of approximately $42 resulting from amortization of tax deductible goodwill.

        The Company is not currently under examination for federal and state income tax purposes. The Company's 2011 return could be subject to IRS examination until the applicable statute expires.

        The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

12. Subsequent Events

        On October 29, 2012, we closed a private placement financing with an existing shareholder in which we issued 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5,000.

        On October 30, 2012, we closed a private placement financing with our founder, Robert F.X. Sillerman, in which we issued 2,500,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $10,000.

        On October 30, 2012, the Company paid $12,500 to ID&T Holding BV (ID&T) to form a joint venture which will have an exclusive license to use and promote all ID&T brands in America. The Company will advance ID&T an additional $7,500 to be repaid from the proceeds of the joint venture. In addition to the cash payments, ID&T will also receive (a) 2 million shares of SFX common stock at the closing of the transaction or (b) the right to receive shares of SFX common stock worth $10,000, valued at a public offering valuation. Furthermore, SFX will grant ID&T fully vested warrants to purchase 500,000 shares of SFX common stock with a strike price of $2.50 per share. The Company will own 51% of the joint venture and ID&T will own the remaining 49%.

Disco Productions, Inc.

Independent Auditors' Report

To the Stockholder
Disco Productions, Inc.
Metairie, Louisiana

        We have audited the accompanying balance sheets of Disco Productions, Inc. (the "Company") as of December 31, 2011 and 2010 and the related statements of income and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Disco Productions, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

June 30, 2012

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Disco Productions, Inc.

Balance Sheets

December 31,	2011	2010
Assets
Current assets
Cash	$5,601	$887
Due from promoters, less allowance for doubtful accounts of $137,000 and $0 as of December 31, 2011 and 2010, respectively	640,515	175,720
Prepaid expenses and other	22,663	4,000

Total current assets	668,779	180,607
Property and equipment, net (Note 2)	1,805	2,602

Total assets	$670,584	$183,209

Liabilities and Stockholder's Deficit
Current liabilities
Checks written against future deposits	$74,308	$32,628
Accounts payable	614,597	615,661
Due to promoters	380,065	92,158
Artist fee tax withholdings	677,013	76,582
Deferred revenues	215,645	13,398
Other accrued expenses	6,907	3,082
Notes payable (Note 3)	530,766	219,700

Total current liabilities	2,499,301	1,053,209

Contingencies (Note 4)
Stockholder's deficit
Common stock, no par value, stated value $1,000 per share, 1 share authorized, issued and outstanding	1,000	1,000
Accumulated deficit	(1,829,717)	(871,000)

Total stockholder's deficit	(1,828,717)	(870,000)

Total liabilities and stockholder's deficit	$670,584	$183,209

See accompanying summary of significant accounting policies and notes to financial statements.

Disco Productions, Inc.

Statements of Income and Accumulated Deficit

Years ended December 31,	2011	2010
Revenues	$22,736,938	$9,634,622
Operating expenses
Direct operating expenses	22,430,447	9,589,586
Selling, general and administrative expenses	777,525	275,255

Operating loss	(471,034)	(230,219)
Interest expense	315,416	145,169

Income before provision for taxes	(786,450)	(375,388)
Provision for taxes	—	—

Net loss	(786,450)	(375,388)
Accumulated deficit, beginning of year	(871,000)	(491,064)
Stockholder contributions (Note 5)	71,058	240,627
Stockholder distributions (Note 5)	(243,325)	(245,175)

Accumulated deficit, end of year	$(1,829,717)	$(871,000)

See accompanying summary of significant accounting policies and notes to financial statements.

Disco Productions, Inc.

Statements of Cash Flows

Increase (Decrease) in Cash (Note 6) Years ended December 31,	2011	2010
Cash flows from operating activities
Net loss	$(786,450)	$(375,388)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	156,066	20,647
Depreciation	797	913
Increase (decrease) from changes in:
Due from and due to promoters	(332,954)	(137,616)
Prepaid expenses	(18,663)	41,858
Accounts payable and other liabilities	603,192	381,973
Deferred revenues	202,247	13,398

Net cash used in operating activities	(175,765)	(54,215)

Cash flows from investing activities	—	—
Cash flows from financing activities
Checks written against future deposits	41,680	(46,886)
Net borrowings on line of credit	300	(259)
Borrowings on notes payable	1,600,000	575,000
Repayments on notes payable	(1,289,234)	(475,000)
Stockholder contributions	71,058	240,627
Stockholder distributions	(243,325)	(245,175)

Net cash provided by financing activities	180,479	48,307

Net increase (decrease) in cash	4,714	(5,908)
Cash, beginning of year	887	6,795

Cash, end of year	$5,601	$887

See accompanying summary of significant accounting policies and notes to financial statements.

Disco Productions, Inc.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Business

        The Company was incorporated in the State of Louisiana on September 22, 2000. The Company partners with regional promoters to produce dance music events across the USA and internationally that feature electronic music artists playing at club, arena and festival settings.

Revenue Recognition

        Revenue from the promotion and production of an event is recognized after the performance occurs. Ticket sales collected in advance of an event occurring are recorded as deferred revenues until the event occurs.

        We evaluate the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, Revenue Recognition—Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if we are the primary obligor to perform the services being sold, have general inventory risk as it pertains to recruiting and compensating the talent, have the ability to control the ticket pricing, have discretion in selecting the talent, are involved in the production of the event, generally bear the majority of the credit or collection risk, or have several but not all of these indicators, revenue is recorded gross. If we do not have several of these indicators, we record revenues or losses on a net basis.

        According to the guidance, for the majority of our events, we have several of the above indicators and therefore we recognize revenue gross as a principal. Additionally, we charge for and collect ticketing and credit card processing surcharges and record the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider and credit card merchant processors are reflected in expenses.

Direct Operating Expenses

        Direct operating expenses include artist performance fees and travel expenses, venue fees, show- specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses include salaries and wages related to full-time employees, credit card fees and other expenses.

Provision for Taxes

        The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income unless the stockholders revoke the S Corporation election. Instead, the stockholders

Disco Productions, Inc.

Notes to Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

are liable for individual federal income taxes. Accordingly, no provision for corporate income taxes has been recognized.

Due from and Due to Promoters

        Amounts due from and to promoters are the net receivables or payables due from or to promoters for events that have occurred during the year. Management assesses the collectability of the receivables and writes off balances when it determines that they are no longer collectible. During the years ended December 31, 2011 and 2010, management wrote off $19,066 and $20,647, respectively, related to balances that were deemed to be uncollectible as the promoter went out of business. At December 31, 2011, management also established an allowance for doubtful accounts of $137,000 related to one of its promoters with which it is involved in a dispute (see Note 8).

Property and Equipment, and Depreciation and Amortization

        Property and equipment are stated at cost. Depreciation and amortization expense is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes. Expenditures for maintenance and repairs are expensed as incurred while additions, renewals and betterments that materially extend the life of the asset are capitalized.

Artist Fee Tax Withholdings

        Artist fee tax withholdings are amounts owed to federal taxing authorities for income tax withholdings required on payments made to foreign artists for services.

Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments

        The Company's financial instruments consist principally of cash, receivables due from promoters, accounts payable and other liabilities, and debt. Cash and receivables due from promoters are financial assets with carrying values that approximate fair value. Accounts payable and other liabilities are financial liabilities with carrying values that approximate fair value. The carrying amounts of debt approximate the fair value of the financial instruments, as the interest rates are variable and approximate the interest rates presently available to the Company. The Company believes all of the financial instruments' recorded values approximate fair market value because of their nature and respective durations.

Disco Productions, Inc.

Notes to Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

Concentrations

        Financial instruments which potentially subject the Company to credit risks consist primarily of excess cash over insured limits by the Federal Deposit Insurance Corporation and concentration of trade receivables and payables. At times throughout the year cash balances may be in excess of the Federal Deposit Insurance Corporation.

        Concentration of credit risk in amounts due from and to promoters is generally not diversified due to the limited number of promoters that the Company works with. The following tables represent a breakdown of concentrations at December 31, 2011 and 2010:

Percentage of Due from Promoters at December 31,	2011	2010
Promoter A	21%	27%
Promoter B	24%	*
Promoter C	*	39%
Promoter D	*	11%

*
did not represent more than 10% of total amounts due from promoters

Percentage of Due to Promoters at December 31,	2011	2010
Promoter E	25%	*
Promoter F	40%	*
Promoter G	*	29%
Promoter H	*	23%
Promoter I	*	21%
Promoter J	*	16%

*
did not represent more than 10% of total amounts due to promoters

2. Property and Equipment

        Property and equipment consists of the following:

December 31,	2011	2010	Estimated Useful Lives
Equipment and furniture	$6,731	$6,731	5 years

	6,731	6,731
Less: accumulated depreciation and amortization	(4,926)	(4,129)

Net property and equipment	$1,805	$2,602

        Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was $797 and $913, respectively.

Disco Productions, Inc.

Notes to Financial Statements (Continued)

3. Notes Payable

        The Company maintains a line of credit from a bank and also borrows from three unrelated lenders on a short-term basis.

Line of Credit

        The Company maintains a line of credit with one bank, which provides credit facilities up to a maximum amount of $20,000. Borrowings under the credit agreement bear interest 8.25% and are payable monthly. The line of credit agreement does not have a maturity date, and is collateralized by the Company's general assets and personally guaranteed by the stockholder's family member. The Company has an outstanding balance of $20,000 and $19,700 as of December 31, 2011 and 2010, respectively, and for the years then ended, the Company incurred interest expense of $1,356 and $1,567, respectively.

Notes Payable

        For one lender, the Company incurred multiple borrowings during the years ended December 31, 2011 and 2010 between $75,000 and $100,000 individually. Repayment on each of the borrowings is typically required within two to six months. The effective interest rates on the individual borrowings range from 18% to 47%. The Company has an outstanding balance due to this lender of $200,000 at both December 31, 2011 and 2010 and has accrued interest of $13,602 and $16,711, respectively. For the years ended December 31, 2011 and 2010, the Company incurred interest expense of $200,551 and $143,602, respectively.

        For another lender, the borrowings range between $50,000 and $200,000 for the year ended December 31, 2011. The effective interest rates on the individual borrowings range from 28% to 30%. The Company makes daily repayments through an automatic 20% deduction from its daily ticket sales and allocates a portion of the daily payments to principal and to interest. The borrowing is collateralized by future ticket sales and is personally guaranteed by the stockholder. At December 31, 2011 and 2010, the Company has an outstanding balance of $50,000 and $0, respectively, due to this lender. For the year ended December 31, 2011, the Company incurred interest expense of $97,795.

        For another lender, the Company borrowed $300,000 for the year ended December 31, 2011 with an effective interest rate of 29%. The borrowing is collateralized by future ticket sales and is personally guaranteed by the stockholder. At December 31, 2011, the Company has an outstanding balance of $260,766 and due to this lender and for the year then ended, the Company incurred interest expense of $15,714.

4. Contingencies

Legal Matters

        The Company is party to legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial position and operating results of the Company.

        Subsequent to December 31, 2011, the Company became involved in a dispute with one of its promoters who claimed the sole rights to intellectual property that was developed, as the Company asserts, in conjunction with the Company. As of the date the financial statements were available to be issued, the dispute had not been resolved, nor did the Company enter into any litigation.

Disco Productions, Inc.

Notes to Financial Statements (Continued)

5. Stockholder Contributions and Distributions

        During the years ended December 31, 2011 and 2010, the stockholder contributed $71,058 and $240,627, respectively, to the Company and took cash distributions of $243,325 and $245,175, respectively.

6. Supplemental Cash Flow Disclosures

Cash Paid

        During the years ended December 31, 2011 and 2010, the Company paid interest of $318,525 and $128,458, respectively. During the years ended December 31, 2011 and 2010, the Company did not pay taxes.

7. Liquidity

        During the year ended December 31, 2011, the Company generated a net loss of $786,450, increasing the accumulated deficit to $1,829,717. Subsequent to year end, the stockholder negotiated for the sale of certain assets of the Company. As a result, management believes that it has the necessary financing to meet its working capital needs and to meet its obligations.

8. Subsequent Events

        The Company has considered subsequent events through June 30, 2012, the date the financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclosure under Financial Accounting Standards Board Accounting Standards Codification 855, Subsequent Events, except as noted below.

        In April 2012, the Company entered into a five-year agreement with a ticket service provider, which requires the Company to use the ticket service provider exclusively for all future events, with certain exceptions. In consideration for this agreement, the Company will receive an advance of $1,400,000, of which $700,000 is to be repaid through future ticket fees. The Company has also guaranteed a minimum volume of tickets and ticket sales, and a bonus if the volume of ticket sales exceeds a certain target.

        In June 2012, the stockholder sold certain assets of the Company for a total consideration of $4,000,000 and 1,000,000 shares of the purchaser's common stock.

Disco Productions, Inc.

Combined Interim Financial Statements

Contents

Interim Financial Statements
Balance Sheets as of June 19, 2012 (unaudited) and December 31, 2011 (audited)	F-56
Statements of Operations and Accumulated Deficit (Unaudited)—For the period ended June 19, 2012 (Unaudited) and the nine months ended September 30, 2011	F-57
Unaudited Statement of Cash Flows for the period ended June 19, 2012 and for the nine months ended September 30, 2011	F-58
Notes to Unaudited Interim Financial Statements	F-59

Disco Productions, Inc.

Balance Sheets

June 19, 2012 and December 31, 2011

	June 19, 2012	December 31, 2011
	(Unaudited)
Assets
Current assets:
Cash	$1,904	$5,601
Due from promoters, less allowance for doubtful accounts of $137,000 as of June 19, 2012 and December 31, 2011, respectively	2,106,255	640,515
Other receivable	203,774	—
Prepaid expenses and other current assets	2,971	22,663

Total current assets	2,314,904	668,779
Property and equipment:
Property and equipment, net	15,232	1,805

Total assets	$2,330,136	$670,584

Liabilities and Stockholder's Deficit
Current liabilities:
Checks written against future deposits	$182,470	$74,308
Accounts payable	2,221,162	614,597
Due to promoters	267,931	380,065
Artist fee tax withholdings	805,730	677,013
Deferred revenue	208,141	215,645
Accrued expenses	4,274	6,907
Notes payable	391,013	530,766

Total current liabilities	4,080,721	2,499,301
Long-term liabilities:
Other long-term liability	1,374,301	—

Total liabilities	5,455,022	2,499,301
Contingencies (Note 4)
Stockholder's deficit:
Common stock, no par value, stated value $1,000 per share, 1 share authorized, issued and outstanding	1,000	1,000
Accumulated deficit	(3,125,886)	(1,829,717)

Total stockholder's deficit	(3,124,886)	(1,828,717)

Total liabilities and stockholder's deficit	$2,330,136	$670,584

See accompanying notes to the financial statements.

Disco Productions, Inc.

Statements of Operations and Accumulated Deficit

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

	Period ended June 19, 2012	Nine months ended September 30, 2011
	(Unaudited)	(Unaudited)
Revenue	$12,888,008	$17,639,121
Operating expenses:
Direct operating expenses	12,616,208	17,572,300
Selling, general and administrative expenses	1,045,609	337,420

Total operating expenses	13,661,817	17,909,720

Operating loss	(773,809)	(270,599)
Other income (expense):
Other income	25,699	—
Interest expense	(373,218)	(236,718)

Total other income (expense)	(347,519)	(236,718)
Loss before income taxes	(1,121,328)	(507,317)
Provision for income taxes	—	—

Net loss	(1,121,328)	(507,317)
Accumulated deficit, beginning of period	(1,829,717)	(871,000)
Stockholder contributions	53,804	52,036
Stockholder distributions	(228,645)	(198,145)

Accumulated deficit, end of period	$(3,125,886)	$(1,524,426)

See accompanying notes to the financial statements.

Disco Productions, Inc.

Statements of Cash Flows

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

	Period ended June 19, 2012	Nine months ended September 30, 2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,121,328)	$(507,317)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization of nonrecoupable payment	(25,699)	—
Depreciation	773	598
Changes in operating assets and liabilities:
Due from and due to promoters	(1,577,874)	(264,596)
Other receivable	(203,774)	—
Prepaid expenses	19,692	4,000
Accounts payable and other liabilities	1,732,649	636,619
Deferred revenue	(7,504)	218,643
Other long-term liability	700,000	—

Net cash (used) provided by operating activities	(483,065)	87,947
Cash flows from investing activities:
Purchase of property and equipment	(14,200)	—

Net cash used by investing activities	(14,200)	—
Cash flows from financing activities:
Checks written against future deposits	108,162	(2,098)
Net borrowings on line of credit	—	300
Borrowings on notes payable	850,000	1,150,000
Repayments on notes payable	(989,753)	(1,034,876)
Proceeds from ticketing services agreement	700,000	—
Stockholder contributions	53,804	52,036
Stockholder distributions	(228,645)	(198,145)

Net cash provided (used) by financing activities	493,568	(32,783)

Net (decrease) increase in cash	(3,697)	55,164
Cash at beginning of period	5,601	887

Cash at end of period	$1,904	$56,051

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$191,575	$253,429

See accompanying notes to the financial statements.

Disco Productions, Inc.

Notes to Unaudited Financial Statements

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

1. Summary of significant accounting policies

        This summary of significant accounting policies of Disco Productions, Inc. (the Company) is presented to assist in understanding the Company's financial statements.

Nature of the Company and basis of presentation

        The Company was incorporated in the State of Louisiana on September 22, 2000. The Company partners with regional promoters to produce dance music events across the USA, and internationally, that feature electronic music artists playing at club, arena and festival settings. On June 19, 2012, SFX-Disco Operating LLC, a company wholly owned by SFX Holding Corporation, purchased the assets and assumed the liabilities of the Company. As such, these financial statements include the period from January 1, 2012 through June 19, 2012.

Basis of accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Revenue recognition

        Revenue from the promotion and production of an event is recognized after the performance occurs. Ticket sales collected in advance of an event occurring are recorded as deferred revenues until the event occurs.

        We evaluate the criteria outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 605-45, Revenue Recognition—Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of revenues and related costs or the net revenues. Under this accounting guidance, if we are the primary obligor to perform the services being sold, have general inventory risk as it pertains to recruiting and compensating the talent, have the ability to control the ticket pricing, have discretion in selecting the talent, are involved in the production of the event, generally bear the majority of the credit or collection risk, or have several but not all of these indicators, revenue is recorded gross. If we do not have several of these indicators, we record revenues or losses on a net basis.

        According to the guidance, for the majority of our events, we have several of the above indicators and therefore we recognize gross revenue as a principal. Additionally, we charge for, and collect, ticketing and credit card processing surcharges and record the amounts in revenue on a gross basis. Actual expenses paid to the ticket service provider, and credit card merchant processors, are reflected in expenses.

Direct operating expenses

        Direct operating expenses include artist performance fees and travel expenses, venue fees, show-specific marketing and advertising expenses, show-related production expenses, ticket processing fees and other costs related to producing the events. These costs are primarily variable in nature.

Disco Productions, Inc.

Notes to Unaudited Financial Statements (Continued)

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

1. Summary of significant accounting policies (Continued)

Selling, general and administrative expenses

        Selling, general and administrative expenses include salaries and wages related to full-time employees, credit card fees and other expenses.

Provision for taxes

        The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income unless the stockholders revoke the S Corporation election. Instead, the stockholders are liable for individual federal income taxes. Accordingly, no corporate income taxes provision has been recognized.

Due from and due to promoters

        Amounts due from and to promoters are the net receivables or payables due from or to promoters for events that have occurred during the year. Management assesses the collectability of the receivables and writes off balances when it determines that they are no longer collectible. During the period ended June 19, 2012, there were no balances written off by the Company. At June 19, 2012 and December 31, 2011 there is an allowance for doubtful accounts of $137,000, related to one of its promoters with which it is involved in a dispute (see Note 5).

Property and equipment, and depreciation and amortization

        Property and equipment are stated at cost. Depreciation and amortization expense is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes. Expenditures for maintenance and repairs are expensed as incurred while additions, renewals and betterments that materially extend the life of the asset are capitalized. The useful life of property and equipment for purposes of computing depreciation is 5 years.

Artist fee tax withholdings

        Artist fee tax withholdings are amounts owed to federal taxing authorities for income tax withholdings required on payments made to foreign artists for services.

Accounting estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Disco Productions, Inc.

Notes to Unaudited Financial Statements (Continued)

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

2. Property and equipment

        Property and equipment consists of the following at:

	June 19, 2012	December 31, 2011
Equipment and furniture	$6,731	$6,731
Website	14,200	—

	20,931	6,731
Less: Accumulated depreciation	(5,699)	(4,926)

	$15,232	$1,805

        Depreciation and amortization expense for the period ended June 19, 2012 and nine months ended September 30, 2011 was $773 and $598, respectively.

Disco Productions, Inc.

Notes to Unaudited Financial Statements (Continued)

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

3. Notes payable

        The Company maintains a line of credit with a bank and also borrows from three unrelated lenders on a short-term basis.

	Balance as of
	Period ended June 19, 2012	Nine months ended December 31, 2011
Line of credit
The Company maintains a line of credit with one bank, which provides a credit facility up to a maximum amount of $20,000. Borrowings under the credit agreement bear interest 8.25% and are payable monthly. The line of credit agreement does not have a maturity date, and is collateralized by the Company's general assets and the personal guarantee of the stockholder's family member.	$20,000	$20,000
For one lender, the Company incurred multiple borrowings for both the period ended June 19, 2012 and nine months ended September 30, 2011 of $100,000. Repayment on each of the borrowings is typically required within two to six months. The effective interest rates on the individual borrowings range from 15% to 18%.	230,000	200,000
For another lender, the borrowings range between $25,000 and $200,000 for the period ended June 19, 2012 and nine months ended September 30, 2011. The effective interest rates on the individual borrowings range from 26% to 42%. The Company makes daily repayments through an automatic 20% deduction from its daily ticket sales and allocates a portion of the daily payments to principal and to interest. The borrowing is collateralized by future ticket sales and the personal guarantee of the stockholder.	141,013	50,000
For another lender, the Company borrowed $300,000 for the year ended December 31, 2011 with an effective interest rate of 29%. The Company makes daily repayments through an automatic 20% deduction from its daily ticket sales and allocates a portion of the daily payments to principal and to interest. The borrowing is collateralized by future ticket sales and the personal guarantee of the stockholder.	—	260,766

	$391,013	$530,766

Disco Productions, Inc.

Notes to Unaudited the Financial Statements (Continued)

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

4. Long-term liabilities

        During the period ended June 19, 2012, the Company entered into a ticketing services agreement with Eventbrite, Inc. (EBI) and appointed EBI as the Company's exclusive ticketing agent. In accordance with the agreement, the Company received the following compensation:

Recoupable advance

        The Company received an advance of $700,000. This advance will be repaid to EBI through ticket sale royalties of at least $2 per ticket, on all ticket sales, until fully recouped by EBI. Ticketing services, under this agreement, began in July 2012. As such, no payments were received by EBI during the period ended June 19, 2012.

Nonrecoupable payment

        The Company received $700,000 in consideration for entering into the ticketing services agreement. The Company is amortizing this nonrecoupable payment over the five year the term of the agreement. The Company recognized $25,699 of other income, in connection with this agreement, during the period ended June 19, 2012.

5. Contingencies

Legal Matters

        The Company is party to legal actions arising in the normal course of business. In the opinion of management, resolution of such matters will not have a material adverse effect on the financial position and operating results of the Company.

        During the period ended June 19, 2012, the Company became involved in a dispute with one of its promoters who claimed the sole rights to intellectual property that was developed, as the Company asserts, in conjunction with the Company. As of the date the financial statements were available to be issued, the dispute had not been resolved, nor did the Company enter into any litigation.

6. Concentrations

        Financial instruments which potentially subject the Company to credit risks consist primarily of excess cash over insured limits by the Federal Deposit Insurance Corporation and concentration of trade receivables and payables. At times throughout the year cash balances may be in excess of the Federal Deposit Insurance Corporation.

Disco Productions, Inc.

Notes to Unaudited the Financial Statements (Continued)

For the Period Ended June 19, 2012 and
Nine Months Ended September 30, 2011

6. Concentrations (Continued)

        Concentration of credit risk in amounts due from and to promoters is generally not diversified due to the Company's limited number of promoters. The following tables represent a breakdown of concentrations at June 19, 2012:

	June 19, 2012	December 31, 2011
Percentage of Due from Promoters
Promoter A	51%	21%
Promoter B	11%	* %
Promoter C	* %	24%
Percentage of Due to Promoters
Promoter D	39%	25%
Promoter E	38%	* %
Promoter F	17%	* %
Promoter G	* %	40%

*
did not represent more than 10% of total amounts due from or due to promoters

7. Other receivable

        Beginning February 2012, one of the Company's lenders began withholding an additional 10% of the Company's daily ticket sales but did not apply the funds against the Company's note payable balance with the lender. At June 19, 2012, the Company recorded the total amount withheld of $203,774 as a receivable. As of June 19, 2012, the Company's note payable balance to this lender was $0 and accordingly, subsequent to period end, the Company has received the entire receivable balance of $203,774.

8. Subsequent Events

        The Company has considered subsequent events through November 9, 2012, the date the interim financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclosure under FASB ASC 855, Subsequent Events.

MMG Nightlife, LLC

Independent Auditors' Report

To the Members
MMG Nightlife, LLC
Miami, Florida

        We have audited the accompanying balance sheets of MMG Nightlife, LLC (the "Company") as of December 31, 2011 and 2010 and the related statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MMG Nightlife, LLC as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 10, 2012

BDO USA, LLP. a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

MMG Nightlife, LLC

Balance Sheets

December 31,	2011	2010
Assets
Current:
Cash	$7,237	$—
Accounts receivable (Note 3)	137,515	272,329
Other assets	37,688	—

Total Current Assets	182,440	272,329
Property and Equipment, Net	1,687	1,687
Loan Receivable From Related Party (Note 2)	28,000	—

	$212,127	$274,016

Liabilities and Members' Equity
Current Liabilities:
Accounts payable and other	$14,883	$96,656
Accrued expenses	—	25,183

Total Current Liabilities	14,883	121,839
Commitments (Note 4)
Members' Equity	197,244	152,177

	$212,127	$274,016

See accompanying notes to financial statements.

MMG Nightlife, LLC

Statements of Income and Members' Equity

Year ended December 31,	2011	2010
Revenues (Note 3):
Management fee	$3,510,685	$1,705,675
Professional service income	1,069,557	779,438

Total Revenues	4,580,242	2,485,113

Operating Expenses:
Professional service expense	1,175,202	883,891
Selling, general and administrative	943,435	1,036,918
Ticket sales expense	1,047	—

Total Operating Expenses	2,119,684	1,920,809

Operating Income	2,460,558	564,304
Other Income	61,607	62,889

Net Income	2,522,165	627,193
Members' Equity, Beginning of Year	152,177	785,478
Distribution to Members	(2,477,098)	(1,260,494)

Members' Equity, End of Year	$197,244	$152,177

See accompanying notes to financial statements.

MMG Nightlife, LLC

Statements of Cash Flows

Year ended December 31,	2011	2010
Cash Flows From Operating Activities:
Net income	$2,522,165	$627,193
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) decrease in:
Accounts receivable	134,813	(54,702)
Other assets	(37,688)	—
Increase (decrease) in:
Accrued expenses	(25,183)	25,183
Accounts payable	(81,772)	96,183

Net Cash Provided By Operating Activities	2,512,335	693,857

Cash Flows From Investing Activities:
Purchases of property and equipment	—	(1,687)
Decrease in loans receivable—members	—	44,964
Decrease in due from related party	—	461,806
Increase in loan receivable	(28,000)	—

Net Cash Provided By (Used In) Investing Activities	(28,000)	505,083

Cash Flows From Financing Activities:
Capital distributions to members	(2,477,098)	(1,260,494)

Net Increase (Decrease) in Cash	7,237	(61,554)
Cash, Beginning of Year	—	61,554

Cash, End of Year	$7,237	$—

See accompanying notes to financial statements.

MMG Nightlife, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

        MMG Nightlife, LLC (the "Company") was formed in 2008 as a marketing and operations company managing the operations of two nightclub venues in South Florida (USA) on behalf of Fountainebleau and a new venue in Punta Cana (the Caribbean) on behalf of Palace Resorts that commenced operations in January 2012.

Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash.

        The Company maintains balances at financial institutions, which at times exceed the federally insured limit. The Company has not historically experienced losses on these accounts.

Accounts Receivable

        Accounts receivable are customer obligations due under normal trade terms. The Company manages three venues and derives its revenues from the two club owners of these clubs. The Company performs continuing evaluations of its customers' financial condition and based on the information available to it as well as historical collections trends, the Company believes no allowance for doubtful accounts as of December 31, 2011 and 2010 is necessary.

Revenue Recognition

        The Company earns management fee revenue from operating nightclubs which is recognized as services are provided per the terms of its management agreements.

        The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. To the extent the Company acts as the principal, revenue is reported on a gross basis. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company has the substantial risks and rewards of ownership under the terms of an arrangement. The professional services income primarily consists of reimbursable expenses for professional services provided by the Company, acting in a principal capacity on behalf of the club owners, and is recorded on a gross basis.

Income Taxes

        The Company is a limited liability corporation and the members are required to report their respective shares of the Company's income in their individual tax returns. Accordingly, no income tax provision has been made in the accompanying financial statements.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

MMG Nightlife, LLC

Notes to Financial Statements (Continued)

1. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements". This update amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures", to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and certain other provisions on January 1, 2011.

        ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

        The three levels of the fair value hierarchy under ASC 820 are described as follows:

        Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

        Level 2 inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

        The carrying amounts of the Company's financial instruments including cash, receivables and payables are carried at cost, which approximates fair value due to the immediate and short maturity of these assets and liabilities.

2. Related Party Transactions

(a)
The Company has a loan receivable with related party of $28,000 as of December 31, 2011. The loan is noninterest-bearing, unsecured and with no stated repayment terms.

(b)
At December 31, 2009, the Company had a receivable due from related parties of $458,116. The receivable was written off in 2010 and is reflected as an expense in the financial statements.

MMG Nightlife, LLC

Notes to Financial Statements (Continued)

2. Related Party Transactions (Continued)

        There was $-0- in interest income from related party receivables for 2011 and 2010.

3. Major Customers

        One customer accounted for approximately 100% of trade receivables and revenues in 2011 and 2010.

4. Commitments

        The Company leases its office facilities under a five-year non-cancellable operating lease, which expires on January 31, 2016. Annual future minimum rental commitments are as follows:

Year ending December 31,
2012	$77,948
2013	81,845
2014	85,937
2015	90,234
2016	7,549

$343,513

        Rent expense for the years ended December 31, 2011 and 2010 was $55,899 and $36,970, respectively.

5. Subsequent Events

        The Company has considered subsequent events through August 10, 2012, the date the financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclose ASC 855, "Subsequent Events", except for the following:

        Office Lease—On January 18, 2012, the Company renewed the lease on its current office facilities for another four years effective February 2, 2012, with fixed annual rent expense of $77,948 in year one, gradually escalating to $90,234 by year four.

        In April 2012, the Company signed a Term Sheet with SFX Entertainment, Inc. ("SFXE") by which SFXE is to acquire all the ownership interests and net assets of the Company (the "Transaction") for a stated purchase price to be paid should the Transaction proceed to closing.

MMG Nightlife, LLC

MMG Nightlife, LLC

Balance Sheets

	September 30, 2012	December 31, 2011
	(unaudited)
Assets
Current:
Cash	$—	$7,237
Accounts receivable (Note 3)	553,684	137,515
Other assets	—	37,688

Total Current Assets	553,684	182,440
Property and Equipment, Net	1,687	1,687
Loan Receivable From Related Party (Note 2)	28,000	28,000

	$583,371	$212,127

Liabilities and Members' Equity
Current Liabilities:
Accounts payable and other	$664,837	$14,883
Commitments (Note 4)
Members' Equity	(81,466)	197,244

	$583,371	$212,127

See accompanying notes to financial statements.

MMG Nightlife, LLC

Unaudited Statements of Income and Members' Equity (Deficit)

Nine Months Ended September 30,	2012	2011
Revenues (Note 3):
Management fee	$2,529,764	$2,567,490
Professional service income	650,162	876,578

Total Revenues	3,179,926	3,444,068

Operating Expenses:
Professional service expense	610,224	980,864
Selling, general and administrative	489,613	301,094
Ticket sales expense	—	1,000

Total Operating Expenses	1,099,837	1,282,958

Operating Income	2,080,089	2,161,110
Other Income	21,032	55,606

Net Income	2,101,121	2,216,716
Members' Equity, Beginning of Year	197,244	152,177
Distribution to Members	(2,379,831)	(1,995,461)

Members' Equity (Deficit), End of Year	$(81,466)	$373,432

See accompanying notes to financial statements.

MMG Nightlife, LLC

Unaudited Statements of Cash Flows

Nine Months Ended September 30,	2012	2011
Cash Flows From Operating Activities:
Net income	$2,101,121	$2,216,716
Adjustments to reconcile net income to net cash provided by operating activities:
(Increase) decrease in:
Accounts receivable	(416,169)	(152,389)
Other assets	37,688	—
Increase (decrease) in:
Accrued expenses	—	(25,183)
Accounts payable	649,954	(15,683)

Net Cash Provided By Operating Activities	2,372,594	2,023,461

Cash Flows From Investing Activities:
Increase in loan receivable	—	(28,000)

Cash Flows From Financing Activities:
Capital distributions to members	(2,379,831)	(1,995,461)

Net Increase (Decrease) in Cash	(7,237)	—
Cash, Beginning of Year	7,237	—

Cash, End of Year	$—	$—

See accompanying notes to financial statements.

MMG Nightlife, LLC

Notes to Financial Statements (unaudited)

1. Summary of Significant Accounting Policies

Description of Business

        MMG Nightlife, LLC (the "Company") was formed in 2008 as a marketing and operations company managing the operations of two nightclub venues in South Florida (USA) on behalf of Fountainebleau and a new venue in Punta Cana (the Caribbean) on behalf of Palace Resorts that commenced operations in January 2012.

Basis of Accounting

        The accompanying interim financial statements are unaudited and have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred. These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for fair presentation of the information contained herein. These interim financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2011. The Company adheres to the same accounting policies in preparing interim financial statements.

Concentrations of Credit Risk

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash.

        The Company maintains balances at financial institutions, which at times exceed the federally insured limit. The Company has not historically experienced losses on these accounts.

Accounts Receivable

        Accounts receivable are customer obligations due under normal trade terms. The Company manages three venues and derives its revenues from the two club owners of these clubs. The Company performs continuing evaluations of its customers' financial condition and based on the information available to it as well as historical collections trends, the Company believes no allowance for doubtful accounts as of September 30, 2012 and 2011 is necessary.

Revenue Recognition

        The Company earns management fee revenue from operating nightclubs which is recognized as services are provided per the terms of its management agreements.

        The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. To the extent the Company acts as the principal, revenue is reported on a gross basis. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company has the substantial risks and rewards of ownership under the terms of an arrangement. The professional services income primarily consists of reimbursable expenses for professional services provided by the Company, acting in a principal capacity on behalf of the club owners, and is recorded on a gross basis.

MMG Nightlife, LLC

Notes to Financial Statements (unaudited) (Continued)

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company is a limited liability corporation and the members are required to report their respective shares of the Company's income in their individual tax returns. Accordingly, no income tax provision has been made in the accompanying interim financial statements.

Use of Estimates

        The preparation of the interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments

        In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements". This update amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures", to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and certain other provisions on January 1, 2011.

        ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

        The three levels of the fair value hierarchy under ASC 820 are described as follows:

        Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

        Level 2 inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

MMG Nightlife, LLC

Notes to Financial Statements (unaudited) (Continued)

1. Summary of Significant Accounting Policies (Continued)

        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

        The carrying amounts of the Company's financial instruments including cash, receivables and payables are carried at cost, which approximates fair value due to the immediate and short maturity of these assets and liabilities.

2. Related Party Transactions

        The Company has a loan receivable with related party of $28,000 as of September 30, 2012. The loan is noninterest-bearing, unsecured and with no stated repayment terms.

3. Major Customers

        One customer accounted for approximately 100% of trade receivables and revenues for the nine months ended September 30, 2012 and 2011.

4. Commitments

        The Company leases its office facilities under a five-year non-cancellable operating lease, which expires on January 31, 2016. Annual future minimum rental commitments are as follows:

Year ending December 31,
2012	$19,564
2013	81,845
2014	85,937
2015	90,234
2016	7,549

$285,131

        Rent expense for the nine months ended September 30, 2012 and 2011 was $39,129 and $41,924, respectively.

5. Subsequent Events

        The Company has considered subsequent events through November 9, 2012, the date the interim financial statements were available to be issued, in preparing the financial statements and notes thereto, and has determined that there are no subsequent events that require disclose ASC 855, "Subsequent Events" except for the following:

        In April 2012, the Company signed a Term Sheet with SFX Entertainment, Inc. ("SFXE") by which SFXE is to acquire all the ownership interests and net assets of the Company (the "Transaction") for a stated purchase price to be paid should the Transaction proceed to closing. The Company anticipates the deal to close in the fourth quarter of 2012.

The Opium Group,
a Limited Liability Company

Combined Financial Statements

Years Ended December 31, 2011 and 2010

Report of Independent Certified Public Accountants

To Members of the Opium Group

        We have audited the accompanying combined balance sheets as of December 31, 2011 and 2010, of the limited liability companies listed in Note 1, and the related combined statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position at December 31, 2011 and 2010, of the limited liability companies listed in Note 1, and the combined results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Miami, Florida
October 23, 2012

A member firm of Ernst & Young Global Limited

The Opium Group,
a Limited Liability Company

Combined Balance Sheets

	December 31,
	2011	2010
Assets
Current assets:
Cash	$1,091,719	$84,550
Restricted cash equivalents	150,000	150,000
Accounts receivable:
Trade, net of allowance	960,479	875,087
Other	34,557	26,867
Inventories	795,759	859,705
Prepaid expenses and other	299,289	141,878

Total current assets	3,331,803	2,138,087
Property and equipment, net	3,385,164	3,130,866
Security deposits	218,604	218,604
Due from affiliates	25,219	8,008
Goodwill	7,150,605	7,150,605
Intangible assets, net of accumulated amortization	1,231,638	1,333,852

Total assets	$15,343,033	$13,980,022

Liabilities and Members' Equity
Current liabilities:
Book overdrafts	$100,108	$565,235
Accounts payable	1,497,054	1,450,562
Accrued liabilities	1,837,897	1,705,638
Due to affiliates	55,274	20,856
Current portion of capital lease obligations	86,512	27,555
Current portion of long-term debt	639,914	882,216

Total current liabilities	4,216,759	4,652,062
Long-term liabilities:
Capital lease obligations, net of current portion	266,702	145,769
Long-term debt, net of current portion	567,155	1,072,467

Total long-term liabilities	833,857	1,218,236

Total liabilities	5,050,616	5,870,298
Commitments and contingencies
Members' equity	10,292,417	8,109,724

Total liabilities and members' equity	$15,343,033	$13,980,022

The accompanying notes are an integral part of the combined financial statements.

The Opium Group,
a Limited Liability Company

Combined Statements of Income

	Years Ended December 31,
	2011	2010
Revenues:
Sales of beverages	$31,333,385	$28,618,626
Entrance fees	5,691,505	5,441,461
Other revenues	2,651,252	2,340,162

Total revenues	39,676,142	36,400,249

Operating expenses:
Cost of beverages sold	5,940,253	5,543,599
Salaries and wages	8,065,827	8,589,543
Advertising and marketing	8,700,329	8,396,106
Event production costs	2,231,431	2,080,660
Rent	2,073,164	1,973,829
Other general and administrative	3,344,500	3,770,478
Management fees	392,870	948,054
Amortization of intangible assets	62,000	74,000
Depreciation	1,073,077	921,230

Total operating expenses	31,883,451	32,297,499

Income before other income (expense):	7,792,691	4,102,750
Other income (expense):
Interest income	1,912	1,213
Interest expense	(131,911)	(130,792)

Total other expense	(129,999)	(129,579)

Net income	$7,662,692	$3,973,171

The accompanying notes are an integral part of the combined financial statements.

The Opium Group,
a Limited Liability Company

Combined Statements of Change in Members' Equity

Years Ended December 31, 2011 and 2010

Balance at December 31, 2009	$8,166,271
Contributions	1,045,376
Distributions	(5,075,094)
Net income	3,973,171

Balance at December 31, 2010	8,109,724
Contributions	—
Distributions	(5,479,999)
Net income	7,662,692

Balance at December 31, 2011	$10,292,417

The accompanying notes are an integral part of the combined financial statements.

The Opium Group,
a Limited Liability Company

Combined Statements of Cash Flows

	Years Ended December 31,
	2011	2010
Operating activities
Net income	$7,662,692	$3,973,171
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,073,077	921,230
Amortization of intangible assets	62,000	74,000
Amortization of below market lease, net	17,114	80,034
Restricted deposits	—	(51,174)
Changes in operating assets and liabilities:
Accounts receivable	(85,392)	(633,071)
Inventories	63,946	(78,988)
Prepaid expenses and other assets	(157,411)	61,344
Accounts payable and accrued liabilities	(263,276)	769,122
Due to/from affiliates, net	17,207	(43,951)

Net cash provided by operating activities	8,389,957	5,071,717

Investing activities
Acquisition of nightclub	—	(1,020,409)
Employee loans	(7,688)	117,039
Purchases of property and equipment	(1,100,067)	(923,515)

Net cash used in investing activities	(1,107,755)	(1,826,885)

Financing activities
Borrowings on long-term debt	440,000	300,000
Repayments of long-term debt	(1,235,034)	(791,746)
Contributions from members	—	1,045,376
Distributions to members	(5,479,999)	(5,075,094)

Net cash used in financing activities	(6,275,033)	(4,521,464)

Net increase (decrease) in cash	1,007,169	(1,276,632)
Cash at beginning of year	234,550	1,511,182

Cash at end of year	$1,241,719	$234,550

Cash paid during year for:
Interest	$131,911	$130,792

Supplemental disclosure of non-cash investing and financing activities:
Promissory note to seller in the amount of $300,000 for Mokai acquisition	$—	$300,000

The accompanying notes are an integral part of the combined financial statements.

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements

December 31, 2011

1. Nature of Business

        The Opium Group (the Group) is comprised of five Florida limited liability companies which operate four nightclubs in the "South Beach" area of Miami Beach, Florida. The nightclubs offer an upscale environment featuring multiple fully-equipped bars and VIP table service. Each venue provides a variety of music and dancing entertainment, including guest performances by DJ's and recording artists. The Group's customer base includes local residents and tourists, as well as young professionals, fashion models, professional athletes and international celebrities. The Group's leased facilities are also available to host private events and functions.

2. Summary of Significant Accounting Policies

Principles of combination

        The combined financial statements include the accounts of TOG Miami, LLC (the Opium Group), Star Island Entertainment, LLC (the Mansion Nightclub), 320 Lincoln, LLC (the Set Nightclub), Cameo Theater, LLC (the Cameo Nightclub) and Mokai Lounge, LLC (the Mokai Nightclub). Each company is related by virtue of common ownership and control. All material inter-entity accounts and transactions have been eliminated in the combination. The financial statements are shown on a combined basis rather than consolidated basis because the controlling financial interest did not rest directly, or indirectly, in one of the entities included in the combined financial statements.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Estimates and assumptions are based on historical experience, forecasted future events and various other assumptions that the Group believes to be reasonable under the circumstances. Estimates and assumptions may vary under different assumptions or conditions. The Group evaluates estimates and assumptions on an ongoing basis. The accounting policies below are critical in the portrayal of the Group's financial condition and results of operations.

Cash and Cash Equivalents

        The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Group maintains deposits in several financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Group has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

        Trade accounts receivable for the nightclub operation is primarily comprised of credit card charges, which are generally converted to cash in two to five days after a purchase is made. The Group's accounts receivable, other is comprised of employee loans. The Group recognizes allowances for

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

doubtful accounts when, based on management judgment, circumstances indicate that accounts receivable will not be collected.

Inventories

        Inventories include alcoholic and nonalcoholic beverages. Inventories are carried at the lower of cost (on a first-in, first-out (FIFO) basis), or market.

Property and Equipment

        Property and equipment are stated at cost. Provisions for depreciation and amortization are made using straight-line rates over the estimated useful lives of the related assets and the shorter of useful lives or terms of the applicable leases for leasehold improvements. Furniture, equipment and leasehold improvements have estimated useful lives between five and ten years. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are charged or credited in the accompanying combined statement of income of the respective period.

Fair Value of Financial Instruments

        The estimated fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short maturity of these instruments.

Goodwill and Intangible Assets and Impairment of Long-Lived Assets

        The Group reviews property and equipment and intangible definite assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. Assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment, principally at the nightclub level. FASB ASC 350, Goodwill and Other Intangibles Assets, (ASC 350) addresses the accounting for goodwill and other intangible assets. Under ASC 350, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed on an annual basis for impairment, or sooner if there is an indication of impairment. Definite lived intangible assets are amortized on a straight-line basis over their estimated lives.

Revenue Recognition

        The Group recognizes revenue from the sale of alcoholic beverages, nonalcoholic beverages and ticket sales at the point-of-sale upon receipt of cash, check, card charge or a valid house account charge. Online ticket sales generated through third party websites are recognized on the date of the event. All proceeds collected in advance are recorded as deferred revenue.

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

        Revenue from private events and corporate functions are recognized when substantially all services have been performed by the Group and the fees are deemed collectible.

Advertising and Marketing

        Advertising and marketing expenses are primarily comprised of costs related to public advertisements and giveaways, which are used for promotional purposes. Advertising and marketing expenses are expensed as incurred and are included in operating expenses in the accompanying combined statements of income. For the years ended December 31, 2011 and 2010, advertising and marketing expense amounted to $8,700,329 and $8,191,106, respectively.

Income Taxes

        All of the entities comprising the Group have elected to be recognized as pass-through entities for federal and state income tax purposes. As a result, the Group's owners are responsible for income taxes on the Group's taxable income, whether or not that income is actually disbursed. Accordingly, the combined financial statements do not include any provision or liability for income taxes.

        Effective January 1, 2009, the Group adopted certain provisions under ASC Topic 740, Income Taxes, (ASC 740), which provide interpretative guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Effective with the Group's adoption of these provisions, interest related to unrecognized tax benefits, if any, is recognized in the financial statements as a component of income taxes. The adoption of ASC 740 did not have an impact on the Group's financial position and results of its operations.

        In the unlikely event that an uncertain tax position exists in which the Group could incur income taxes, the Group would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would then be recorded if the Group determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2011 and 2010, the Group does not believe it has any uncertain tax positions that would result in the Group having a liability to the taxing authorities. The Group's tax returns are subject to examination by federal and state tax authorities for the years ended 2008 through 2011.

Variable Interest Entities

        The Group follows FASB ASC 810, Consolidation (ASC 810). ASC 810 stipulates that when consolidating an entity, a determination should be made as to whether that entity has sufficient equity at risk to enable it to operate without additional subordinated financial assistance, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. This interpretation requires the Group to combine variable interest entities (VIEs) if the Group is a primary beneficiary of the VIE and the VIE possesses specific characteristics. The Group has determined that it does not have any relationships with any entity deemed to be a VIE as of December 31, 2011 and 2010.

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

        In May 2011, the FASB issued Accounting Standards Update 2011-04, or ASU 2011-04, amending the Fair Value Measurement topic of the Codification. The amendments in this update were intended to result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS. ASU 2011-04 expands and enhances current disclosures about fair value measurements and clarifies the FASB's intent about the application of existing fair value measurement requirements in certain circumstances. These amendments are effective for annual periods beginning after December 15, 2011, and should be applied prospectively. The Group is currently evaluating this guidance, but does not expect its adoption will have a material effect on its combined financial statements.

        In June 2011, the FASB issued Accounting Standards Update 2011-05, or ASU 2011-05, amending the Comprehensive Income topic of the Codification. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, among other things. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These amendments are effective for fiscal years ending after December 15, 2012, and should be applied retrospectively. Since the update only requires a change in presentation, the Group does not expect that the adoption of this standard will have a material effect on its combined financial statements.

3. Property and Equipment

        Property and equipment consisted of the following:

	December 31,
	2011	2010
Leasehold improvements	$3,030,082	$2,503,467
Equipment	3,430,097	2,911,533
Furniture	1,358,794	1,076,598

Total property and equipment	7,818,973	6,491,598
Less: accumulated depreciation	4,433,809	3,360,732

Property and equipment, net	$3,385,164	$3,130,866

        Property and equipment at December 31, 2011 and 2010, respectively, includes approximately $406,000 and $179,000 of equipment under capital leases, less accumulated depreciation of approximately $69,000 and $7,000. Depreciation expense for the years ended December 31, 2011 and 2010 amounted to $1,073,077 and $921,230, respectively, including depreciation expense relating to equipment under capital leases of $62,000 and 7,000. Substantially all property and equipment is pledged as collateral against notes payable.

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

4. Goodwill and Intangible Assets

        Goodwill consists of the excess of purchase price over net assets acquired related to the acquisition of certain nightclubs. Licenses are comprised of liquor licenses of nightclubs acquired. These licenses are valid indefinitely, subject to filing annual renewal applications which are done at minimal costs to the Group. As cash flows are expected to continue indefinitely, in accordance with ASC 350, the licenses are determined to have indefinite useful lives.

        Goodwill and intangible assets consisted of the following as of December 31, 20011 and 2010:

	December 31,
	2011	2010
Indefinite useful lives:
Goodwill	$7,150,605	$7,150,605
Licenses	327,653	327,653

Total	$7,478,258	$7,478,258
Definite useful lives:
Trade names	620,000	620,000
Above market leases	570,000	570,000

Total	$1,190,000	$1,190,000
Accumulated amortization
Trade names	136,000	74,000
Above market leases	150,015	109,801

Total accumulated amortization	$286,015	$183,801

Total goodwill and intangible assets	$8,382,243	$8,484,457

        The Group performed a review of impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. The Group determined that there is no impairment for the years ended December 31, 2011 and 2010.

        Amortization expense amounted to $102,214 and $183,827 for the years ended December 31, 2011 and 2010, respectively. Future amortization expense related to definite lived intangible assets subject to amortization at December 31, 2011 for each of the years in the five-year period ending December 31, 2016 is $102,214, respectively, and $229,347 thereafter. The weighted average prior to the next renewal or extension for the below market lease is 3.5 and 2.6 for the years ended December 31, 2011 and 2010, respectively. Tradenames are amortized over a period of 10 years.

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

5. Long-term Debt

	December 31,
	2011	2010
Note payable at 4% to the seller of nightclub acquired by the Group, matures March 2014 (the Ark Loan)	$816,675	$1,144,239
Note payable at 7% to a bank, matures March 2012	115,959	572,665
Note payable at 6% to a bank, matures April 5, 2013	139,833	237,779
Note payable at 8% to related party, matures November 1, 2013	134,602	—

Total debt	1,207,069	1,954,683
Less current portion	639,914	882,216

Total long-term debt	$567,155	$1,072,467

        As part of the acquisition of the Mansion Nightclub on September 11, 2003, the Group entered into a promissory note with the seller in the amount of $3,003,475. The note calls for monthly principal and interest payments totaling $29,000 from the period January 1, 2004 through March 1, 2010, with successive annual payment increases of 3% through maturity on March 1, 2014. The note is collateralized by the Group's interest in the nightclub's lease.

        On February 29, 2008, the Group entered into a promissory note with a bank in the amount of $1,675,000. The note calls for monthly principal and interest payments of $40,240 through maturity on March 2012. The note is collateralized by substantially all assets of the Mansion and SET Nightclubs, including interests in facility leases, liquor licenses and tangible property, respectively; and is personally guaranteed by certain members of the Group.

        On April 2, 2010, the Group entered into a promissory note with a bank in the amount of $300,000, with interest accruing at 6%, and monthly principal and interest payments of $9,142 through maturity on April 5, 2013. The note is collateralized by substantially all assets of the Mokai Nightclub, including interests in facility leases, liquor license and tangible property, respectively; and is personally guaranteed by certain members of the Group.

        On November 18, 2011, the Group entered into a promissory note for a revolving note agreement with maximum borrowings of $250,000, with interest at Prime plus 1%. As of December 31, 2011, no amounts were drawn on this note.

        Future maturities of long-term debt consist of the following:

2012	$639,914
2013	480,658
2014	86,497

Total maturities of long-term debt	$1,207,069

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

6. Members' Equity

        Membership interests by entity at December 31, 2011 and 2010 consist of the following:

	Star Island Entertainment, LLC, 320 Lincoln, LLC & TOGMiami, LLC	Cameo Theatre, LLC	Mokai Lounge, LLC
Member:
A	45.00%	28.80%	55.10%
B	22.50	13.50	5.90
C	22.50	13.50	5.90
D	10.00	16.20	11.80
E	—	7.20	11.80
F	—	10.00	—
Others	—	10.80	9.50

	100.00%	100.00%	100.00%

Limited Liability Company

        Each of the entities in the Group operates as a Florida Limited Liability Company. Accordingly, no member of the Company has any personal liability for any debts of the Company, except as described in Note 5.

Cameo Nightclub

        The ownership of Cameo Nightclub consists of two classes of members; Class A and Class B. The Class A member has voting rights and is entitled to 20% of distributions until the Class B members recover their initial capital contributions. Thereafter, the Class A member is entitled to 80% of distributions. The Class B members have no voting rights. All members are allocated their share of profit or loss as defined in the operating agreement.

7. Commitments and Contingencies

Capital Leases

        The Group is the lessee of certain production equipment under capital leases as follows:

	December 31,
	2011	2010
GE Capital	$145,769	$173,324
Western Finance	207,445	—

Total capital lease obligations	353,214	173,324
Less current portion	86,512	27,555

Long-term capital lease obligations	$266,702	$145,769

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

7. Commitments and Contingencies (Continued)

        Future minimum lease payments under capital leases consist of the following:

2012	$112,572
2013	112,572
2014	112,572
2015	80,343

418,059
Less amount representing interest	64,845

Total capital lease obligations	$353,214

Operating Leases

        The Group leases certain equipment and facilities under operating leases, of which rent expense was $2,073,164 and $1,973,829 for the years ended December 31, 2011 and 2010, respectively. Certain of these leases include options to renew as well as rent escalation clauses. Rent expense for the Group's operating leases is recorded using the straight-line method over the initial lease term whereby an equal amount of rent expense is attributed to each period during the term of the lease, regardless of when actual payments are made. Generally, this results in rent expense in excess of cash payments during the early years of a lease and rent expense less than cash payments in the later years. The difference between rent expense recognized and actual rental payments is recorded as deferred rent under accrued liabilities in the combined balance sheets.

        The Group had issued a standby letter of credit totaling $150,000 in favor of the landlord of the Mansion Nightclub. The standby letter of credit is collateralized by a certificate of deposit with the same bank.

        Future minimum annual lease obligations for all premises as of December 31, 2011 are as follows:

2012	$1,652,536
2013	1,502,109
2014	871,680
2015	656,465
2016	606,891
Thereafter	1,621,606

Total future minimum lease obligations	$6,911,287

        During 2009, the Mansion and SET Nightclubs partially guaranteed a promissory note totaling $200,000 on behalf of an entity, 136 Collins Ave LLC, related to the Group by virtue of common ownership. The promissory note matures on February 20, 2013 and the monthly payments are $6,500 plus interest. At December 31, 2011 and 2010, the outstanding principal on the note was $90,400 and $168,000, respectively.

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

7. Commitments and Contingencies (Continued)

Legal Matters

        The Group is subject to various claims arising in the ordinary course of business. The majority of these claims result from injuries sustained by patrons while visiting the Company's nightclubs. The Company carries sufficient liability insurance against such claims, subject to a maximum exposure per case in the amount of the deductible. For the years ended December 31, 2011 and 2010, respectively, the Company incurred approximately $22,000 and $45,000 in settlement expenses.

8. Related Party Transactions

Ganssouth Nightclub, LLC (the Louis Nightclub)

        TOG provides administrative services to Louis Nightclub, an entity related to the Group by virtue of common ownership. In exchange for providing management, marketing and accounting services, TOG receives a fee equal to 4% of the Net Revenues of Louis Nightclub. For the years ended December 31, 2011 and 2010, TOG generated $384,000 and $147,000 in management fees from Louis Nightclub, which are included in other revenues in the accompanying combined statements of operations.

Empire Events Consulting, Inc. (Empire)

        The Group engages Empire to provide marketing and promotional services to the nightclubs. A significant stockholder in Empire is also a member of the Group. In exchange for its services, Empire receives a commission ranging between 9% to 20% of the net sales generated by the nightclub on the particular night that the entity handles promotions. During the years ended December 31, 2011 and 2010, the Group incurred commission expense to this entity totaling $790,000 and $695,000, respectively. At December 31, 2011 and 2010, the Company recorded a liability of $100,000 and $103,000, respectively.

Creative Complex

        The Group receives online marketing services from Creative Complex, an IT consulting entity in which certain of the members of the Group collectively own 20% of the outstanding stock. During the years ended December 31, 2011 and 2010, the Group incurred fees from this entity of $94,000 and $89,000, respectively.

Management fees

        The Company compensates owners that participate in management based on a percentage of net sales, 1% and between 2% to 5% for the years ended December 31, 2011 and 2010, respectively.

9. Acquisition

        On January 18, 2010 the Group completed the acquisition of Mokai Nightclub located at 235 23rd Street, Miami Beach, Florida 33139. At closing, the Group paid a total purchase price of $1,320,409, including a promissory note to the seller in the amount of $300,000. The purchased assets

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

9. Acquisition (Continued)

include the assumption of a facility lease expiring on June 6, 2015 and including a renewal option through 2025.

        The Company engaged a third party firm to perform a purchase accounting valuation of the acquisition in accordance with ASC 805. The following information summarizes the allocation of fair values assigned to the assets and liabilities at the acquisition date.

Tangible assets:
Working capital	$61,607
Property and equipment	45,000
Security deposit	24,000

Total net tangible assets	$130,607
Intangible assets subject to amortization:
Favorable lease	$340,000
Trade name	260,000

Total intangible assets subject to amortization	$600,000
Intangible assets not subject to amortization
Liquor license	90,000

Total net tangible and intangible assets	$820,607

Goodwill	499,802

Total consideration	$1,320,409

10. Fair Value Measurements

        Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1	—	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2	—
Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3	—	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

        The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, and trade accounts payable approximate fair value due to the short

The Opium Group,
a Limited Liability Company

Notes to Combined Financial Statements (Continued)

December 31, 2011

10. Fair Value Measurements (Continued)

maturities of these instruments. The fair value of the Company's debt was estimated through discounted cash flows, a Level 2 input.

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2010:

	Carrying Value (Fair value)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Debt	$1,707,809	$—	$1,707,809	$—

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2011:

	Carrying Value (Fair value)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Debt	$1,084,328	$—	$1,084,328	$—

11. Subsequent Events

        The Group has evaluated subsequent events through October 23, 2012, the date the financial statements became available for issuance.

        On March 15, 2012, Mansion Nightclub borrowed $125,000 against the revolving note agreement. On July 1, 2012, the $125,000 available balance was restricted in order to secure the standby letter of credit in favor of the landlord.

        Effective July 1, 2012, the Mansion Nightclub signed a new facility lease through March 31, 2019, calling for base rent of $1,180,000 in the first year and successive increases over the term of the lease. The Group is allowed a monthly credit of $13,485 for payments on the Ark Loan through maturity on March 31, 2014. In addition, the Group increased from $150,000 to $300,000 the standby letter of credit in favor of the landlord. The increase of $150,000 was secured by $25,000 in certificates in deposit and a restriction in the revolving line of credit of $125,000.

        On September 10, 2012, SET Nightclub entered into a promissory note with a bank in the amount of $800,000. The note calls for interest at 4.6% and monthly principal and interest payments of $23,840 through maturity on September 5, 2012. The note is collateralized by substantially all assets of SET Nightclub and is personally guaranteed by certain members of the Group. The proceeds of the note are to be used in connection with the renovation of the SET Nightclub.

The Opium Group,
a Limited Liability Company

Combined Interim Financial Statements

The Opium Group,
a Limited Liability Company

Combined Balance Sheets

	September 30, 2012	December 31, 2011
	(Unaudited)
Assets
Current assets:
Cash	$55,500	$1,091,719
Restricted cash equivalents	175,000	150,000
Accounts receivable:
Trade, net of allowance	596,554	960,479
Other	22,714	34,557
Inventories	824,801	795,759
Prepaid expenses and other	332,351	299,289

Total current assets	2,006,920	3,331,803
Property and equipment, net	3,477,571	3,385,164
Security deposits	219,234	218,604
Due from affiliates	305,408	25,219
Goodwill	7,150,605	7,150,605
Intangible assets, net of accumulated amortization	1,154,985	1,231,638

Total assets	$14,314,723	$15,343,033

Liabilities and members' equity
Current liabilities:
Book overdrafts	$1,060,642	$100,108
Accounts payable	741,154	1,497,054
Accrued liabilities	1,639,444	1,837,897
Due to affiliates	20,575	55,274
Revolving line of credit	124,125	—
Current portion of capital lease obligations	89,604	86,512
Current portion of long-term debt	504,912	639,914

Total current liabilities	4,180,456	4,216,759
Long-term liabilities:
Capital lease obligations, net of current portion	201,588	266,702
Long-term debt, net of current portion	195,442	567,155

Total long-term liabilities	397,030	833,857

Total liabilities	4,577,486	5,050,616
Commitments and contingencies
Members' equity	9,737,237	10,292,417

Total liabilities and members' equity	$14,314,723	$15,343,033

The accompanying notes are an integral part of the combined interim financial statements.

The Opium Group,
a Limited Liability Company

Combined Statements of Income

(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Revenues:
Sales of beverages	$25,840,863	$24,088,346
Entrance fees	4,022,705	4,044,911
Other revenues	2,067,675	2,107,816

Total revenues	31,931,243	30,241,073

Operating expenses:
Cost of beverages sold	4,801,774	4,429,092
Salaries and wages	6,795,134	6,116,102
Advertising and marketing	9,396,318	6,550,342
Event production costs	2,179,072	1,567,654
Rent	1,646,702	1,547,269
Other general and administrative	2,594,465	2,424,213
Management fees	317,299	299,162
Amortization of intangible assets	46,494	46,494
Depreciation	810,900	706,734

Total operating expenses	28,588,158	23,687,062

Income before other income (expense):	3,343,085	6,554,011
Other income (expense):
Interest income	1,233	—
Interest expense	(58,582)	(107,802)

Total other expense	(57,349)	(107,802)

Net income	$3,285,736	$6,446,209

The accompanying notes are an integral part of the combined interim financial statements.

The Opium Group,
a Limited Liability Company

Combined Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Operating activities
Net income	$3,285,736	$6,446,209
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	810,900	706,734
Amortization of intangible assets	46,494	46,494
Amortization of below market lease, net	12,834	12,834
Changes in operating assets and liabilities:
Accounts receivable	363,925	693,891
Inventories	(29,042)	307,535
Prepaid expenses and other assets	(33,062)	(145,203)
Accounts payable and accrued liabilities	22,876	(1,543,150)
Due to/from affiliates, net	(265,181)	(15,847)

Net cash provided by operating activities	4,215,480	6,509,497

Investing activities
Employee loans	11,843	4,100
Purchases of property and equipment	(903,307)	(408,796)
Advances to owners	(49,707)	—

Net cash used in investing activities	(941,171)	(404,696)

Financing activities
Repayments of long-term debt	(568,737)	(684,026)
Advances on revolving line of credit	124,125	—
Distributions to members	(3,840,916)	(4,462,645)

Net cash used in financing activities	(4,285,528)	(5,146,671)

Net (decrease) increase in cash	(1,011,219)	958,130
Cash at beginning of period	1,241,719	234,550

Cash at end of period	$230,500	$1,192,680

Cash paid during period for:
Interest	$58,582	$107,802

The accompanying notes are an integral part of the combined interim financial statements.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements

Nine Months Ended September 30, 2012

(Unaudited)

1. Nature of Business

        The Opium Group (the Group) is comprised of five Florida limited liability companies which operate four nightclubs in the "South Beach" area of Miami Beach, Florida. The nightclubs offer an upscale environment featuring multiple fully-equipped bars and VIP table service. Each venue provides a variety of music and dancing entertainment, including guest performances by DJ's and recording artists. The Group's customer base includes local residents and tourists, as well as young professionals, fashion models, professional athletes and international celebrities. The Group's leased facilities are also available to host private events and functions.

2. Summary of Significant Accounting Policies

Principles of Combination

        The combined financial statements include the accounts of TOG Miami, LLC (the Opium Group), Star Island Entertainment, LLC (the Mansion Nightclub), 320 Lincoln, LLC (the Set Nightclub), Cameo Theater, LLC (the Cameo Nightclub) and Mokai Lounge, LLC (the Mokai Nightclub). Each company is related by virtue of common ownership and control. All material inter-entity accounts and transactions have been eliminated in the combination. The financial statements are shown on a combined basis rather than consolidated basis because the controlling financial interest did not rest directly, or indirectly, in one of the entities included in the combined financial statements. In the opinion of management, the information furnished herein reflects all adjustments (consisting of items of a normal recurring nature), which are necessary for a fair presentation of the results for the interim period. Operating results and cash flows for the nine months ended September 30, 2012 are not indicative of the results that may be expected for other interim periods or the full fiscal year ending December 31, 2012.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Estimates and assumptions are based on historical experience, forecasted future events and various other assumptions that the Group believes to be reasonable under the circumstances. Estimates and assumptions may vary under different assumptions or conditions. The Group evaluates estimates and assumptions on an ongoing basis. The accounting policies below are critical in the portrayal of the Group's financial condition and results of operations.

Cash and Cash Equivalents

        The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Group maintains deposits in several financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Group has not experienced any losses related to amounts in excess of FDIC limits.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

        Trade accounts receivable for the nightclub operation is primarily comprised of credit card charges, which are generally converted to cash in two to five days after a purchase is made. The Group's accounts receivable, other is comprised of employee loans. The Group recognizes allowances for doubtful accounts when, based on management judgment, circumstances indicate that accounts receivable will not be collected.

Inventories

        Inventories include alcoholic and nonalcoholic beverages. Inventories are carried at the lower of cost (on a first-in, first-out (FIFO) basis), or market.

Property and Equipment

        Property and equipment are stated at cost. Provisions for depreciation and amortization are made using straight-line rates over the estimated useful lives of the related assets and the shorter of useful lives or terms of the applicable leases for leasehold improvements. Furniture, equipment and leasehold improvements have estimated useful lives between five and ten years. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are charged or credited in the accompanying combined statement of income of the respective period.

Fair Value of Financial Instruments

        The estimated fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short maturity of these instruments.

Goodwill and Intangible Assets and Impairment of Long-Lived Assets

        The Group reviews property and equipment and intangible definite assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value. Assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment, principally at the nightclub level. FASB ASC 350, Goodwill and Other Intangibles Assets, (ASC 350) addresses the accounting for goodwill and other intangible assets. Under ASC 350, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed on an annual basis for impairment, or sooner if there is an indication of impairment. Definite lived intangible assets are amortized on a straight-line basis over their estimated lives.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        The Group recognizes revenue from the sale of alcoholic beverages, nonalcoholic beverages and ticket sales at the point-of-sale upon receipt of cash, check, card charge or a valid house account charge. Online ticket sales generated through third party websites are recognized on the date of the event. All proceeds collected in advance are recorded as deferred revenue.

        Revenue from private events and corporate functions are recognized when substantially all services have been performed by the Group and the fees are deemed collectible.

Advertising and Marketing

        Advertising and marketing expenses are primarily comprised of costs related to public advertisements and giveaways, which are used for promotional purposes. Advertising and marketing expenses are expensed as incurred and are included in operating expenses in the accompanying combined statements of income. For the nine month period ended September 30, 2012 and 2011, advertising and marketing expense amounted to $9,396,318 and $6,550,342, respectively. In connection with the relaunch of the Mansion Nightclub during the nine months ended September 30, 2012, the Group incurred increased advertising and marketing expense of $2,059,214.

Income Taxes

        All of the entities comprising the Group have elected to be recognized as pass-through entities for federal and state income tax purposes. As a result, the Group's owners are responsible for income taxes on the Group's taxable income, whether or not that income is actually disbursed. Accordingly, the combined financial statements do not include any provision or liability for income taxes.

        Effective January 1, 2009, the Group adopted certain provisions under ASC Topic 740, Income Taxes, (ASC 740), which provide interpretative guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Effective with the Group's adoption of these provisions, interest related to unrecognized tax benefits, if any, is recognized in the financial statements as a component of income taxes. The adoption of ASC 740 did not have an impact on the Group's financial position and results of its operations.

        In the unlikely event that an uncertain tax position exists in which the Group could incur income taxes, the Group would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would then be recorded if the Group determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of September 30, 2012 and December 31, 2011, the Group does not believe it has any uncertain tax positions that would result in the Group having a liability to the taxing authorities. The Group's tax returns are subject to examination by federal and state tax authorities for the years ended 2008 through 2011.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

Variable Interest Entities

        The Group follows FASB ASC 810, Consolidation (ASC 810). ASC 810 stipulates that when consolidating an entity, a determination should be made as to whether that entity has sufficient equity at risk to enable it to operate without additional subordinated financial assistance, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. This interpretation requires the Group to combine variable interest entities (VIEs) if the Group is a primary beneficiary of the VIE and the VIE possesses specific characteristics. The Group has determined that it does not have any relationships with any entity deemed to be a VIE as of September 30, 2012 and December 31, 2011.

New Accounting Pronouncements

        In May 2011, the FASB issued Accounting Standards Update 2011-04, or ASU 2011-04, amending the Fair Value Measurement topic of the Codification. The amendments in this update were intended to result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS. ASU 2011-04 expands and enhances current disclosures about fair value measurements and clarifies the FASB's intent about the application of existing fair value measurement requirements in certain circumstances. These amendments are effective for annual periods beginning after December 15, 2011, and should be applied prospectively. The adoption did not have a material effect on its combined financial statements.

        In June 2011, the FASB issued Accounting Standards Update 2011-05, or ASU 2011-05, amending the Comprehensive Income topic of the Codification. This update changes the requirements for the presentation of other comprehensive income, eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, among other things. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These amendments are effective for fiscal years ending after December 15, 2012, and should be applied retrospectively. Since the update only requires a change in presentation, the Group does not expect that the adoption of this standard will have a material effect on its combined financial statements.

        In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU No. 2012-02"), which allows entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU No. 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test. Otherwise, the quantitative impairment test is not required. ASU No. 2012-02 is effective for annual and interim impairment tests performed for fiscal years

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

beginning after September 15, 2012. The adoption of the provisions of ASU No. 2012-02 will not have a material impact on the company's financial position or results of operations.

3. Property and Equipment

        Property and equipment consisted of the following:

	September 30, 2012	December 31, 2011
Leasehold improvements	$3,527,967	$3,030,082
Equipment	3,666,782	3,430,097
Furniture	1,527,531	1,358,794

Total property and equipment	8,722,280	7,818,973
Less: accumulated depreciation	5,244,709	4,433,809

Property and equipment, net	$3,477,571	$3,385,164

        Property and equipment at September 30, 2012 and December 31, 2011, respectively, includes approximately $406,000 of equipment under capital leases, less accumulated depreciation of approximately $129,700 and $69,000. Depreciation expense for the nine months ended September 30, 2012 and 2011 amounted to $810,900 and $706,734, respectively, including depreciation expense relating to equipment under capital leases of $60,900 and $33,400. Substantially all property and equipment is pledged as collateral against notes payable.

        In connection with the relaunch of Mansion Nightclub during the nine month period ended September 30, 2012, the Group invested approximately $438,000 in property and equipment.

4. Goodwill and Intangible Assets

        Goodwill consists of the excess of purchase price over net assets acquired related to the acquisition of certain nightclubs. Licenses are comprised of liquor licenses of nightclubs acquired. These licenses are valid indefinitely, subject to filing annual renewal applications which are done at minimal costs to the Group. As cash flows are expected to continue indefinitely, in accordance with ASC 350, the licenses are determined to have indefinite useful lives.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

4. Goodwill and Intangible Assets (Continued)

        Goodwill and intangible assets consisted of the following as of:

	September 30, 2012	December 31, 2011
Indefinite useful lives:
Goodwill	$7,150,605	$7,150,605
Licenses	327,653	327,653

Total	7,478,258	7,478,258
Definite useful lives:
Trade names	620,000	620,000
Above market leases	570,000	570,000

Total	$1,190,000	$1,190,000
Accumulated amortization
Trade names	$182,494	$136,000
Above market leases	180,174	150,015

Total accumulated amortization	362,668	286,015

Total goodwill and intangible assets	$8,305,590	$8,382,243

        The Group performed a review of impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. The Group determined that there is no impairment for the years ended September 30, 2012 and December 31, 2011.

        Amortization expense amounted to $76,653 for the nine months ended September 30, 2012 and 2011, respectively. Tradenames are amortized over a period of 10 years.

5. Long-term Debt

	September 30, 2012	December 31, 2011
Note payable at 4% to the seller of nightclub acquired by the Group, matures March 2014 (the Ark Loan)	$554,364	$816,675
Note payable at 7% to a bank, matures March 2012	—	115,959
Note payable at 6% to a bank, matures April 5, 2013	61,626	139,833
Note payable at 8% to related party, matures November 1, 2013	84,364	134,602

Total debt	700,354	1,207,069
Less current portion	504,912	639,914

Total long-term debt	$195,442	$567,155

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

5. Long-term Debt (Continued)

        As part of the acquisition of the Mansion Nightclub on September 11, 2003, the Group entered into a promissory note with the seller in the amount of $3,003,475. The note calls for monthly principal and interest payments totaling $29,000 from the period January 1, 2004 through March 1, 2010, with successive annual payment increases of 3% through maturity on March 1, 2014. The note is collateralized by the Group's interest in the nightclub's lease.

        On February 29, 2008, the Group entered into a promissory note with a bank in the amount of $1,675,000. The note calls for monthly principal and interest payments of $40,240 through maturity on March 2012. The note is collateralized by substantially all assets of the Mansion and SET Nightclubs, including interests in facility leases, liquor licenses and tangible property, respectively; and is personally guaranteed by certain members of the Group.

        On April 2, 2010, the Group entered into a promissory note with a bank in the amount of $300,000, with interest accruing at 6%, and monthly principal and interest payments of $9,142 through maturity on April 5, 2013. The note is collateralized by substantially all assets of the Mokai Nightclub, including interests in facility leases, liquor license and tangible property, respectively; and is personally guaranteed by certain members of the Group.

        On November 18, 2011, the Group entered into a promissory note for a revolving note agreement with maximum borrowings of $250,000, with interest at Prime plus 1%. As of December 31, 2011, no amounts were drawn on this note. On March 15, 2012, Mansion Nightclub borrowed $125,000 against the revolving note agreement. On July 1, 2012, the available balance was restricted in order to secure the standby letter of credit issued in favor of the landlord of Mansion Nightclub.

        Future maturities of long-term debt consist of the following:

2013	$504,912
2014	195,442

Total maturities of long-term debt	$700,354

        On September 10, 2012, SET Nightclub entered into a promissory note with a bank in the amount of $800,000. The note calls for interest at 4.6% and monthly principal and interest payments of $23,840 through maturity on September 5, 2015. The note is to be used for remodeling the club and is collateralized by substantially all assets of SET Nightclub and is personally guaranteed by certain members of the Group. The loan was funded on October 10, 2012 and none of the proceeds have been utilized as of October 31, 2012.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

6. Members' Equity

        Membership interests by entity at September 30, 2012 and December 31, 2011, consist of the following:

	Star Island Entertainment, LLC, 320 Lincoln, LLC & TOGMiami, LLC	Cameo Theatre, LLC	Mokai Lounge, LLC
Member:
A	45.00%	28.80%	55.10%
B	22.50	13.50	5.90
C	22.50	13.50	5.90
D	10.00	16.20	11.80
E	—	7.20	11.80
F	—	10.00	—
Others	—	10.80	9.50

	100.00%	100.00%	100.00%

Limited Liability Company

        Each of the entities in the Group operates as a Florida Limited Liability Company. Accordingly, no member of the Company has any personal liability for any debts of the Company, except as described in Note 5.

Cameo Nightclub

        The ownership of Cameo Nightclub consists of two classes of members; Class A and Class B. The Class A member has voting rights and is entitled to 20% of distributions until the Class B members recover their initial capital contributions. Thereafter, the Class A member is entitled to 80% of distributions. The Class B members have no voting rights. All members are allocated their share of profit or loss as defined in the operating agreement.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

7. Commitments and Contingencies

Capital Leases

        The Group is the lessee of certain production equipment under capital leases as follows:

	September 30, 2012	December 31, 2011
GE Capital	$121,541	$145,769
Western Finance	169,651	207,445

Total capital lease obligations	291,192	353,214
Less current portion	89,604	86,512

Long-term capital lease obligations	$201,588	$266,702

        Future minimum lease payments under capital leases consist of the following:

2013	$112,572
2014	112,572
2015	101,148
2016	7,256

333,548
Less amount representing interest	42,356

Total capital lease obligations	$291,192

Operating Leases

        The Group leases certain equipment and facilities under operating leases, of which rent expense was $1,646,702 and $1,547,269 for the nine months ended September 30, 2012 and 2011, respectively. Certain of these leases include options to renew as well as rent escalation clauses. Rent expense for the Group's operating leases is recorded using the straight-line method over the initial lease term whereby an equal amount of rent expense is attributed to each period during the term of the lease, regardless of when actual payments are made. Generally, this results in rent expense in excess of cash payments during the early years of a lease and rent expense less than cash payments in the later years. The difference between rent expense recognized and actual rental payments is recorded as deferred rent under accrued liabilities in the combined balance sheets.

        Effective July 1, 2012, the Mansion Nightclub signed a new facility lease through March 31, 2019, calling for base rent of $1,180,000 in the first year and successive increases over the term of the lease. The Group is allowed a monthly credit of $13,485 for payments on the Ark Loan through maturity on March 31, 2014. In addition, the Group increased from $150,000 to $300,000 the standby letter of credit in favor of the landlord. The standby letter of credit is secured by $175,000 in certificates in deposit and a restriction in the revolving line of credit of $125,000.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

7. Commitments and Contingencies (Continued)

        Future minimum annual lease obligations for all premises as of September 30, 2012, are as follows:

2013	$2,443,349
2014	2,031,304
2015	1,947,470
2016	1,850,670
2017	1,850,670
Thereafter	3,028,876

Total future minimum lease obligations	$13,152,339

        During 2009, the Mansion and SET Nightclubs partially guaranteed a promissory note totaling $200,000 on behalf of an entity, 136 Collins Ave LLC, related to the Group by virtue of common ownership. The promissory note matures on February 20, 2013 and the monthly payments are $6,500 plus interest. At September 30, 2012 and December 31, 2011, the outstanding principal on the note was $42,000 and $90,400, respectively.

Legal Matters

        The Group is subject to various claims arising in the ordinary course of business. The majority of these claims result from injuries sustained by patrons while visiting the Company's nightclubs. The Company carries sufficient liability insurance against such claims, subject to a maximum exposure per case in the amount of the deductible. For the nine months ended September 30, 2012 and 2011, respectively, the Company incurred approximately $2,800 and $54,318 in settlement expenses.

8. Related-Party Transactions

Ganssouth Nightclub, LLC (the Louis Nightclub)

        TOG provided administrative services to Louis Nightclub, an entity related to the Group by virtue of common ownership, through May 2012. In exchange for providing management, marketing and accounting services, TOG received a fee equal to 4% of the Net Revenues of Louis Nightclub. During the nine months ended September 30, 2012 and 2011, respectively, TOG generated $158,000 and $297,000 in management fees from Louis Nightclub, which are included in other revenues in the accompanying combined statements of operations.

Empire Events Consulting, Inc. (Empire)

        The Group engages Empire to provide marketing and promotional services to the nightclubs. A significant stockholder in Empire is also a member of the Group. In exchange for its services, Empire receives a commission ranging between 9% to 20% of the net sales generated by the nightclub on the particular night that the entity handles promotions. During the nine months ended September 30, 2012 and 2011, the Group incurred commission expense to this entity totaling $487,000 and $555,000,

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

8. Related-Party Transactions (Continued)

respectively. At September 30, 2012 and December 31, 2011, the Company recorded a liability of $5,800 and $100,000, respectively.

Creative Complex

        The Group receives online marketing services from Creative Complex, an IT marketing consulting entity in which certain of the members of the Group collectively own 20% of the outstanding stock. During the nine months ended September 30, 2012 and 2011, the Group incurred fees from this entity of $72,000 and $70,000, respectively.

Management Fees

        The Company compensates owners that participate in management based on a percentage of net sales, 1% for the nine months ended September 30, 2012 and 2011, respectively.

9. Fair Value Measurements

        Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1	—	Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.
Level 2	—
Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3	—	Fair value is determined based upon significant inputs to the valuation model that are unobservable.

        The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, and trade accounts payable approximate fair value due to the short maturities of these instruments. The fair value of the Company's debt was estimated through discounted cash flows, a Level 2 input.

The Opium Group,
a Limited Liability Company

Notes to Combined Interim Financial Statements (Continued)

Nine Months Ended September 30, 2012

(Unaudited)

9. Fair Value Measurements (Continued)

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at September 30, 2012:

	Carrying Value (Fair value)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Debt	$664,506	$—	$664,506	$—

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2011:

	Carrying Value (Fair value)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Debt	$1,084,328	$—	$1,084,328	$—

10. Subsequent Events

        The Group has evaluated subsequent events through November 1, 2012, the date the financial statements became available for issuance.

        The Group is currently a target of acquisition of SFX Entertainment, Inc, the largest owner and operator of venues for live entertainment in the United States. SFX Entertainment, Inc and the Opium Group have come to an agreement in principle to purchase the Clubs for a total consideration of $43,000,000 comprised of $28,666,667 in cash and $14,333,333 of SFX Entertainment, Inc shares. The Company has incurred $178,000 of expenses in connection with this proposed sale, during the nine months ended September 30, 2012.

Shares

Common Stock

SFX HOLDING CORPORATION

PROSPECTUS

, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table provides information regarding the various actual and anticipated expenses payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Item	Amount
SEC registration fee	$	*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*
Total		*

*
To be completed by amendment

Item 14.    Indemnification of Directors and Officers

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        The Company's Certificate of Incorporation and By-Laws provide that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

        The Company's Certificate of Incorporation and By-Laws provide that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

        We may enter into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15.    Recent Sales of Unregistered Securities

        In the June 2012 Disco Productions acquisition, we issued in a private placement 1,000,000 shares to the seller of this acquisition target. In the July 2012 Life in Color acquisition, we issued in a private placement an aggregate of 786,467 shares to the sellers of this acquisition target.

        On October 29, 2012, we closed a private placement financing with an existing stockholder in which we issued 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5,000,000.

        On October 29, 2012, we closed a private placement financing with our founder Robert F.X. Sillerman in which we issued 2,500,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $10,000,000.

        In February 2012, SFX Entertainment Inc. issued and sold an aggregate of 36,000,000 shares of its common stock as founder shares at par to our founder Robert F.X. Sillerman and affiliated funds controlled by him. During June 2012, SFX Entertainment Inc. closed three private placement financings with three separate investors as follows: 4,000,000 shares of common stock at a price per share of $2.50 for an aggregate purchase price of $10,000,000; 1,250,000 shares of common stock at a price per share of $4.00 for an aggregate purchase price of $5,000,000; 500,000 shares of our common stock at a price per share of $5.00 for an aggregate purchase price of $2,500,000.

        We subsequently acquired SFX Entertainment Inc. when its stockholders entered into those certain Share Exchange Agreements in which the stockholders exchanged all of their shares of SFX Entertainment Inc. for a like number of newly issued shares of our common stock.

        Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.    Exhibits and Financial Statement Schedules

3.1	Certificate of Incorporation of SFX Holding Corporation**
3.2	Bylaws of SFX Holding Corporation**
4.1	Specimen Stock Certificate evidencing the shares of Common Stock*
4.2	Registration Rights Agreement, dated June 19, 2012, by and among SFX Holding Corporation and the persons party thereto*
4.3	Registration Rights Agreement, dated July 31, 2012, by and among SFX Holding Corporation and the persons party thereto*
5.1	Opinion of Reed Smith LLP*
10.1	Employment Agreement between SFX Holding Corporation and Timothy Clyne, dated August 20, 2012*
10.2	Subscription Agreement between SFX Holding Corporation and The Gordon & Dana Crawford Trust, UTD 8/23/77, dated June 19, 2012*
10.3	Subscription Agreement between SFX Holding Corporation and Entertainment Events Funding, LLC, dated June 19, 2012*
10.4	Letter Agreement between SFX Holding Corporation and Baron Small Cap Fund, dated October 29, 2012*
10.5	Asset Contribution Agreement, dated June 19, 2012, between the SFX Holding Corporation, SFX-Disco, SFX Entertainment Inc., Donnie Disco and James Donald Estopinal*
10.6	Asset Contribution Agreement, dated July 31, 2012, between SFX Holding Corporation, SFX-LLC, Dayglow LLC, Committee Entertainment, LLC, and additional parties named therein*
10.7	Form of Share Exchange Agreement between SFX Holding Corporation, SFX Entertainment Inc., and certain stockholders of SFX Entertainment Inc., dated June 19, 2012*
10.8	Form of Indemnification Agreement between SFX Holding Corporation and officers and directors*
10.9	Term Sheet, dated October 26, 2012, between SFX Holding Corporation and ID&T Holding B.V.*
10.10	Term Sheet, dated April 7, 2012, between SFX Holding Corporation and MMG Nightlife, LLC*
10.11	Term Sheet, dated July 5, 2012, between SFX Holding Corporation and The Opium Group, LLC*
10.12	Term Sheet, dated November 2, 2012, between SFX Holding Corporation and React Presents, Inc.*
21	List of Subsidiaries*
23.1	Consent of Reed Smith LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on the signature page to this Registration Statement)**

*
To be filed by Amendment

**
Filed herewith

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

          (4)   That, for the purposes of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities:

        The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be field pursuant to Rule 424;

           (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on November     , 2012.

SFX HOLDING CORPORATION
By:	Robert F.X. Sillerman Chief Executive Officer and Director

POWER OF ATTORNEY

        We, the undersigned officers and directors of SFX Holding Corporation, hereby severally constitute and appoint Robert F.X. Sillerman and Mitchell Slater, our true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities, to sign for us and in our names in the capacities indicated below any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Robert F.X. Sillerman	Chairman and Chief Executive Officer (Principal Executive Officer)	November , 2012
Timothy Clyne	Chief Financial Officer (Principal Financial and Accounting Officer)	November , 2012
Mitchell Slater	Director	November , 2012
John D. Miller	Director	November , 2012

Edward Simon	Director	November , 2012
Joseph F. Rascoff	Director	November , 2012
Dr. Andrew N. Bazos	Director	November , 2012